
08049340

2007

ANNUAL REPORT


Coinstar

Fellow Stockholders:

Our 4th Wall™ program continues to be validated through increased retailer acceptance and real-world implementations. Success among our retailers translates into future growth opportunities, increased consumer satisfaction and long-term shareholder value.


2007
CATEGORY
CAPTAIN

We've all heard the maxim the whole is greater than the sum of its parts, and this certainly holds true of the Coinstar® product and service bundle for retailers' front-of-store space. One major retail customer told us, "Our 4th Wall real estate is too important to not have a more strategic focus." We hear that often, and we see the results of a transformed space in the form of increased profit per square foot, consumer traffic, and retail commitment to working with one supplier – Coinstar. This is why we are steadfastly focused on our 4th Wall strategy and continue to see promise and opportunity for the company, our customers, and shareholders.

As we look back on 2007, we see a number of successes, and the goals we set at the beginning of the year were largely accomplished. We're pleased that four out of our five businesses achieved significant year-over-year growth. Coinstar's integrated sales team has been very effective in bringing our diversified product bundle to existing retailers across multiple channels. Newer product offerings such as money transfer, self-service DVD rental kiosks, and premium coffee kiosks (in pilot) build an even more compelling 4th Wall portfolio. And for the second year in a row, we're proud that Coinstar has been named Category Captain for the front perimeter of the store by one of the grocery industry's leading publications, Progressive Grocer.

Our Coin business remains strong, achieving a compound annual revenue growth rate of about 12 percent from 2001 through 2007. In 2007, coin installations were the second highest in our history with over 1,900 net new units. We continue to expand our channels of distribution and have made positive inroads to major financial institutions. In addition, newly launched markets in Canada are performing very well, offering promise for continued expansion.

E-payment Services, including money transfer, has tremendous growth potential. In the United States, the E-payment business has increased revenue over 700% over the past four years. Coinstar is the leading gift card mall provider in the United Kingdom after a little more than a year in the market. Money transfer represents a huge world market opportunity, with remittances growing at double digit rates annually, and it's our goal to be the leading ethnic brand in the top send and receive markets in the world.

The DVD rental kiosk business is experiencing rapid growth. A solid business model, together with a strong consumer value proposition, has secured Coinstar's entry, Redbox®, the leading market position. Combined with DVDXpress®, we are in more than 6,800 high traffic retail locations. We see great opportunity to leverage our leadership position in the United States as well as key international markets.

The whole is greater than the sum of its parts: That's our 4th Wall strategy. We firmly believe the value in Coinstar is in the product and service bundle, which becomes increasingly important to retailers in softer economic times. Our solution eases problems for retailers, creates traffic and profits, and provides convenience and value for consumers. We're excited about the future, and the opportunities that lie ahead as we continue enhancing and delivering our 4th Wall program.

Very truly yours,

David W. Cole

David W. Cole
Chief Executive


Coinstar
money transfer
redbox
DVD
RENTALS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

Commission File Number: 000-22555

COINSTAR, INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-3156448**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
1800 114th Avenue SE, Bellevue, Washington	**98004**
(Address of principal executive offices)	(Zip Code)

(425) 943-8000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.001 par value	**The NASDAQ Stock Market LLC**
(Title of Each Class)	(Name of Each Exchange on Which Registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.: Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.: Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant, based upon the closing price of our common stock on June 30, 2007 as reported on the NASDAQ Global Select Market, was approximately $488.7 million. Shares of Common Stock held by each executive officer and director and by each person who beneficially held more than 5% of the outstanding Common Stock have been excluded as these persons may be deemed to be affiliates. This determination of affiliate status in not necessarily a conclusive determination for other purposes.

As of February 8, 2008, there were approximately 27,738,062 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for the 2008 annual meeting of stockholders are incorporated by reference in Part III of this Form 10-K.

FORM 10-K
Index

PART I

Item 1.	Business	Page 3
Item 1A.	Risk Factors	Page 5
Item 2.	Properties	Page 18
Item 3.	Legal Proceedings	Page 18
Item 4.	Submission of Matters to a Vote of Security Holders	Page 18

PART II

Item 5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	Page 18
Item 6.	Selected Financial Data	Page 20
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	Page 21
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	Page 33
Item 8.	Financial Statements and Supplementary Data	Page 34
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	Page 35
Item 9A.	Controls and Procedures	Page 35
Item 9B.	Other Information	Page 35

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	Page 36
Item 11.	Executive Compensation	Page 36
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	Page 36
Item 13.	Certain Relationships and Related Transactions, and Director Independence	Page 36
Item 14.	Principal Accountant Fees and Services	Page 36

PART IV

Item 15.	Exhibits and Financial Statement Schedules	Page 36
SIGNATURES		Page 40

PART I

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K ("Annual Report") contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "should" or "will," or the negative of such terms. Forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under Item 1A, *Risk Factors* and elsewhere in this report, that may cause our or our industry's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. You should not place undue reliance on these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. Unless the context requires otherwise, the terms "Coinstar," the "Company," "we," "us" and "our" refer to Coinstar, Inc. and its subsidiaries.

Item 1. Business.

Summary

We are a multi-national company offering a range of solutions for retailers' storefronts consisting of self-service coin counting; entertainment services such as skill-crane machines, bulk vending machines and kiddie rides; and e-payment services such as money transfer services, prepaid wireless products, stored value cards, payroll cards, and prepaid debit cards. In addition, we offer self-service DVD kiosks where consumers can rent or purchase movies.

We launched our business in North America with the installation of the first Coinstar® coin-counting machine in the early 1990s and in 2001 we began offering our coin services in the United Kingdom. Since inception, our coin-counting machines have counted and processed more than 345 billion coins worth more than $18.6 billion in more than 505 million transactions. As of December 31, 2007, we own and operate more than 15,400 coin-counting machines in the United States, Canada, Puerto Rico and the United Kingdom, of which approximately 10,700 are e-payment enabled, and more than 280,000 entertainment services machines in the United States, Puerto Rico and Mexico. We also utilize more than 17,500 point-of-sale terminals for e-payment services in the United States and the United Kingdom and offer our money transfer services at over 30,000 locations.

We are headquartered in Bellevue, Washington, where we maintain most of our sales, marketing, research and development, quality control, customer service operations and administration. In addition, our main entertainment services office is located in Louisville, Colorado, our main e-payment office is located in Chicago, Illinois and our main money transfer office is located in the London, England. As of December 31, 2007, we had approximately 1,900 employees. We were incorporated in Delaware on October 12, 1993.

With our acquisitions and strategic investments over the last several years, we have significantly broadened our base of existing and potential retailers and the depth and reach of our sales and field service forces, providing greater opportunity to cross-sell our coin, entertainment and e-payment services. We have more than 900 field service employees throughout the United States and internationally, who have broadened our geographic reach to develop and maintain strong relationships with retailers. With the combination of coin, entertainment, e-payment services and DVD, we are positioned as a single-source supplier for retailers to capitalize on the 4th Wall™, an area between the cash registers and front door of retail locations that in the past has generally not been managed to optimize revenue per square foot.

Coin services

We are the leader in the self-service coin-counting services market. We own and operate the only multi-national fully automated network of self-service coin-counting machines across the United States, Canada, Puerto

Rico and in the United Kingdom. We estimate that at any one time, there is more than $10.5 billion worth of coin sitting idle in households in the United States. In 2007, consumers processed more than $2.9 billion worth of coin through our coin-counting machines.

We own and service all of our coin-counting machines, providing a "turn-key, headache-free" service to retailers. Our machines are easy to use, highly accurate, durable, easy to service and capable of processing up to 600 coins per minute. Consumers feed loose change into the machines, which count the change and then dispense vouchers or, in some cases, issue stored value cards or e-certificates, at the consumer's election. Each voucher lists the dollar value of coins counted, less our transaction fee, which is typically 8.9% of the value of each transaction. There is no transaction fee to the consumer when a stored value card or e-certificate is issued. Our patented, proprietary technology helps us to maintain high up-time, remotely monitor performance and minimize the potential for losses associated with voucher fraud.

Since we pay a percentage of our transaction fees to our retailers, our coin services benefit our retailers by providing an additional source of revenue. In addition, studies show that our coin services increase foot traffic in our retailers' stores and that approximately 46% of our customers spend all or a part of the proceeds of their vouchers in the store. Our leading coin services retailers include The Kroger Co. and Supervalu, Inc. supermarket chains, and our leading stored value cards or e-certificate offerings are Starbucks, Amazon.com and iTunes.

Entertainment services

We are the leading owner and operator of skill-crane and bulk vending machines in the United States. We estimate that the market for our entertainment services is approximately $1.1 billion annually in the United States.

As with our coin services, we own and service all of our entertainment services machines, providing a convenient and trouble-free service to retailers. Our entertainment services machines consist primarily of skill-crane machines, bulk vending and kiddie rides, which are installed in more than 27,000 retail locations, totaling more than 280,000 pieces of equipment as of December 31, 2007. The majority of our entertainment services revenue is derived from skill-crane machines that dispense plush toys, novelties and other items. For each play, customers maneuver the skill-crane into position and attempt to retrieve the desired item in the machine's enclosed display area before play is ended. We utilize displays of quality merchandise, new product introductions and other merchandising techniques to attract new and repeat customers. Our leading entertainment services partners include Wal-Mart Stores, Inc. and Kmart, a subsidiary of Sears Holdings Corporation.

Since we pay our retailers a portion of the fee per play, our entertainment services machines, like our coin-counting machines, provide an additional revenue stream for our retailers. In addition, our entertainment services machines add an element of entertainment for consumers.

E-payment services

We offer e-payment services, including money transfer services, activating and reloading value on prepaid wireless accounts, selling stored value cards, loading and reloading prepaid debit cards and prepaid phone cards, prepaid phones and providing payroll card services such as balance inquiry and wage statement printing. As of December 31, 2007, our money transfer services are provided in over 140 countries. We offer various e-payment services through 17,500 point-of-sale terminals, 400 stand-alone e-payment kiosks and 10,700 e-payment-enabled coin-counting machines in supermarkets, drugstores, universities, shopping malls, convenience stores and other locations. As with our coin and entertainment services, our e-payment services provide an additional revenue stream for our retailers as we pay a fee through commissions earned on the sales of e-payment services. We have relationships with national wireless carriers, such as Sprint, Verizon, T-Mobile, Virgin Mobile and AT&T.

Recent Events

On January 1, 2008, we exercised our option to acquire a majority ownership interest in the voting equity of Redbox Automated Retail, LLC ("Redbox") under the terms of the LLC Interest Purchase Agreement dated November 17, 2005. In conjunction with the option exercise and payment of $5.1 million, our ownership interest increased from 47.3% to 51.0%. Since our original investment in Redbox, we have been accounting for our 47.3%

ownership interest under the equity method in our Consolidated Financial Statements. Effective with the close of this transaction, January 18, 2008, we will consolidate Redbox's financial results into our Consolidated Financial Statements. Along with our acquisition of Video Vending New York, Inc. (d.b.a. "DVDXpress") in October 2007 and the majority ownership in Redbox, we offer self-service DVD kiosks where consumers can rent or purchase movies. Our DVD kiosks supply all the functionality of a traditional video rental store, yet occupy an area of less than ten square feet. Consumers use a touch screen to select their DVD, swipe a valid credit or debit card, and go. The process is designed to be fast, efficient and fully automated with no upfront or membership fees. Typically, the DVD rental price is a flat fee plus tax for one night and if the consumer chooses to keep the DVD for additional nights, they are automatically charged the same flat fee price. Our DVD kiosks are available in all states in the continental United States and Puerto Rico and offer our consumers with a more convenient home entertainment solution. In addition, our DVD kiosks provide an additional revenue stream to our retail partners, who receive a percentage of our fee.

Effective January 1, 2008, we completed the acquisition of GroupEx Financial Corporation, JRJ Express Inc. and Kimeco, LLC (collectively, "GroupEx"), for an aggregate purchase price of up to $70.0 million. The purchase price included a $60.0 million cash payment (subject to a customary working capital adjustment) at closing. Of the $60.0 million paid at closing, $6.0 million is being held in escrow as partial security for the indemnification obligations of the sellers under the agreement until the earlier of (1) the date eighteen months following the closing and (2) the date thirty days after completion in calendar year 2009 of the 2008 calendar year audit. An additional $34.0 million of the $60.0 million paid at closing is being held in escrow as partial security for the indemnification obligations of the sellers under the agreement with respect to a lawsuit against GroupEx and one of the sellers, which will be held until a final court order or written settlement agreement resolving such lawsuit has been obtained. In addition, there is a contingent payment of up to $10.0 million should certain performance conditions be met in the fifteen months following the closing.

Financial Information About Segments, Geographic Areas and Seasonality

The segment and geographic information required herein is contained in Note 15 to our Consolidated Financial Statements. A discussion of seasonality is included in Item 8, along with other quarterly financial information.

Where You Can Get Information We File with the SEC

We file with, and furnish to, the Securities and Exchange Commission ("SEC"), reports including annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as amendments thereto. We maintain a website, www.coinstar.com, where we make these reports and related materials available free of charge as soon as reasonably practicable after we electronically deliver such material to the SEC. These materials can be found on our website under: About Us — Investor Relations — SEC Filings.

Item 1A. Risk Factors

You should carefully consider the following risk factors that may affect our business, including our financial condition and results of operations. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business. If any of the following risks actually occur, our business could be harmed, the trading price of our common stock could decline and you could lose all or part of your investment in us.

The termination, non-renewal or renegotiation on materially adverse terms of our contracts with one or more of our significant retailers could seriously harm our business, financial condition and results of operations.

The success of our business depends in large part on our ability to maintain contractual relationships with our retailers in profitable locations. Our typical contract term ranges from one to three years and automatically renews until we or the retailer gives notice of termination. Certain contract provisions with our retailers vary, including product and service offerings, the service fees we are committed to pay each retailer, frequency of service, and the ability to cancel the contract upon notice after a certain period of time. We strive to provide direct and indirect benefits to our retailers that are superior to or competitive with other providers or systems (including coin-counting systems which retailers could operate themselves or through a third party) or alternative uses of the floor space that our machines occupy. If we are unable to provide our retailers with adequate benefits, we may be unable to maintain or renew our contractual relationships on acceptable terms causing our business, financial condition and results of operations to suffer.

We do a substantial amount of our business with certain retailers. For example, we have significant relationships with Wal-Mart Stores, Inc. and the Kroger Company, which account for approximately 25% and 12% of our consolidated revenue, respectively for the year ended December 31, 2007. Our entertainment services relationship with Wal-Mart is governed by a contract that Wal-Mart may terminate at any time. Cancellation or adverse renegotiation of these relationships could seriously harm our business and reputation.

We may be unable to identify and define product and service trends or anticipate, gauge and react to changing consumer demands in a timely manner.

To be competitive, we need to develop new products and services that are accepted by the market and establish third-party relationships necessary to develop and commercialize such products and services. For example, toy and other products dispensed in our entertainment services machines must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. If we misjudge the market for our products and services, or if a contract with a significant retailer is renegotiated, we may be faced with significant excess inventories for some products, such as toys and other entertainment products, and missed opportunities for sales of other products and services. Further, in order to develop and commercialize new non-entertainment products and services, including our money transfer business, we will need to enhance the capabilities of our coin-counting machines and e-payment machines and equipment, as well as our related network and systems through appropriate technological solutions, and establish market acceptance of such products or services. We cannot assure you that new products or services that we attempt to commercialize will be successful.

Our most extensive business relationship is with Wal-Mart, and changes to this relationship have had and are expected to continue to have material effects on our operations and results.

A significant amount of our resources are committed to our relationship with Wal-Mart, including investments in machines and other equipment and management's time. In late 2007 and early 2008, we and Wal-Mart worked extensively to revise our business arrangements in connection with Wal-Mart's efforts to reset and optimize its store entrances. As part of these arrangements and in light of the successful completion of our coin and DVD tests in hundreds of Wal-Mart locations, we amended written agreements covering, among other things, the installation and service of coin-counting machines and DVD kiosks. Although these arrangements do not provide for a minimum number of installations, based on our discussions with Wal-Mart, we expect to install up to 2,700 additional DVD kiosks and up to 2,000 additional coin-counting machines in Wal-Mart stores in the next 12 to 18 months. As a result, between early 2008 and mid-2009, we are making significant investments, such as machine and kiosk manufacturing, in line with these expectations. In addition, as part of this arrangement, we will remove or relocate a substantial number of its entertainment machines in Wal-Mart stores.

Although we have had and expect to continue to have a successful relationship with Wal-Mart, changes to this relationship will continue to occur both in the long and short-term, some of which could adversely affect our business. Further, because our formal arrangements with Wal-Mart are generally for relatively short periods and do not provide for minimum installation obligations by Wal-Mart, much of our benefit in this relationship will depend on the execution of Wal-Mart's plan and the installation of significant numbers of our coin-coin-counting machines and DVD kiosks.

The entertainment services market has brought with it risks that could adversely affect our business, operating results and financial condition.

In July 2004, we entered the entertainment services business. This business now represents a significant source of our revenue and is associated with various financial and operational risks. However, we may be unable to leverage the comparatively lower margin entertainment services business with our other lines of business to produce the cross-selling opportunities we expect. Furthermore, we have incurred and we may incur adverse accounting charges related to the entertainment services business. For example, in February 2008, we reached an agreement with Wal-Mart to significantly expand our coin-counting machines and our DVD kiosk locations over the next 12 to 18 months and will be removing or relocating roughly 50% of Wal-Mart cranes, bulk heads and kiddie rides over the next two quarters. This decision, along with other contract terminations or decisions to scale-back the number of entertainment machines with other retail partners as well as macro-economic trends negatively affecting the entertainment service industry, resulted in excess equipment and inventory. As a result, we have recorded a pre-tax charge for entertainment assets of $65.2 million for the three month period ended December 31, 2007. For these and other reasons, the entertainment services business could materially and adversely affect our business, operating results and financial condition.

There are many risks related to our investment in Redbox and our acquisition of DVDXpress that may prevent us from achieving the objectives for our entry into the DVD business and negatively impact our business.

The home video industry is a highly competitive industry with many distribution channels. We compete in this business through our investment in Redbox and our acquisition of substantially all of the assets of DVDXpress, both providers of self-service DVD kiosks. Some of the risks that could negatively impact our participation in this industry include:

- Competition from other providers, including those using other distribution channels, having more experience, better financing, and better relationships with those in the movie industry, than we have, including traditional video retailers like Blockbuster, online retailers like Netflix, other retailers like Wal-Mart, pay-per-view/cable/satellite and similar movie content providers like Comcast, and other forms of movie content providers like computer download sites.

- Changes in the sequential timing of when movie content is provided to the various movie content distribution channels; for example, studios may change, shorten or discontinue altogether the period they have historically provided between the time movie content is provided to more traditional video retailers (usually directly after theatrical release) and to other movie content providers such as pay-per-view/cable/satellite and computer download providers (usually only after a significant period of time following distribution to the more traditional video retailers, e.g., one month or longer).

- Changes in consumer content delivery preferences, including more use of personal video recorders (e.g., TiVo), pay-per-view/cable/satellite and similar technologies, computer downloads, portable devices, and other mediums, and less demand for a high volume of new movie content due to such things as larger home DVD and downloaded movie libraries.

- Increased availability of movie content inventory through personal video recorders, pay-per-view/cable/satellite and similar technologies, computer downloads, portable devices, and other mediums.

- Decreased quality of movie content availability for self-service DVD distribution.

- Decreased costs related to purchasing or receipt of movie content, including less expensive DVDs, including due to piracy, and cheaper use of pay-per-view/cable/satellite and similar technologies.

Although we currently own the majority of Redbox and have the right to appoint three of the five representatives to Redbox's board of managers, under the Redbox formation documents, GetAMovie, Inc., a minority owner and subsidiary of McDonald's Corporation, has the right in some circumstances to require the sale of Redbox, including Coinstar's sale of its equity. Further, until December 1, 2008, GetAMovie has the ability to require Coinstar to sell the portion of its business relating to DVDXpress to Redbox. Accordingly, should GetAMovie take specific actions, Coinstar could be required to sell all of its interests in the self-service DVD kiosk business. In addition, we believe the general success of Redbox depends to a significant extent on Coinstar and GetAMovie having a positive working relationship and coordinating in the development of the Redbox business, including through McDonald's. Adverse developments relating to any of these risks as well as others relating to our participation in the home video industry could significantly affect our business, financial condition and operating results.

Competitive pressures could seriously harm our business, financial condition and results of operations.

Our coin-counting services faces competition from supermarkets, banks and other companies that purchase and operate coin-counting equipment from companies such as ScanCoin AB, Cummins-Allison Corporation and others. Our retailers may choose to replace our coin-counting machines with competitor machines and operate such machines themselves or through a third party. In addition, retailers, some of which have significantly more resources than we do, may decide to enter the coin-counting market. Some banks and other competitors already provide coin-counting free of charge or for an amount that yields very low margins or that may not generate a profit at all. An expansion of the coin-counting services provided by any of these competitors could materially and adversely affect our business and results of operations.

Our entertainment services faces competition from a number of regional and local operators of entertainment services equipment. Many of these competitors are engaged in expansion programs, and we experience intense competition for locations. Our entertainment services equipment also competes with other vending machines, coin-operated entertainment devices, and seasonal and bulk merchandise for sites within retail locations. We may be unable to maintain current sites in retail locations or to obtain new sites in the future on attractive terms or at all. It is possible that a well-financed vending machine manufacturer or other vending machine operator with existing relationships with our retailers could compete with us in certain markets or capture additional market share at our expense. In addition, retailers could decide to restructure or otherwise rethink the use of their locations or sites, which could limit the amount of entertainment services we provide.

Our e-payment services, including our money transfer services, prepaid wireless and long distance accounts, stored value cards, debit cards and payroll services, face competition from a variety of types of providers, including, among others, national distributors of similar cards, other retailers who provide these services themselves, as well as money transfer companies. Many of these providers are more established in selling their e-payment services than we are and many invest more resources in providing such services to customers, such as InComm in the prepaid wireless and long distance markets, Blackhawk Network in the stored value cards and debit card markets and Western Union in the money transfer market. In addition, in order for us to provide many of our e-payment services, we depend on relationships with third parties, such as national wireless carriers, national supermarket chains and other retailers, money transfer agents and financial institutions. Accordingly, if we are unable to effectively market our e-payment services or maintain and establish successful relationships with appropriate third parties, our e-payment services will not be competitive.

In addition, the nature and extent of consolidation in markets where we install our machines and equipment, particularly the supermarket and other retailing industries, could adversely affect our operations, including our competitive position, as the number of our machine and equipment installations could be significantly reduced.

Litigation, arbitration, mediation, regulatory actions, investigations or other legal proceedings could result in material rulings, decisions, settlements, fines, penalties or publicity that could adversely affect our business, financial condition and results of operations.

Our business has in the past been, and may in the future continue to be, party to class actions, regulatory actions, investigations, arbitration, mediation and other legal proceedings. The outcome of such proceedings is often difficult to assess or quantify. Plaintiffs, regulatory bodies or other parties may seek very large or indeterminate amounts of money from us or substantial restrictions on our business activities, and the results, including the magnitude, of lawsuits, actions, settlements, decisions and investigations may remain unknown for substantial periods of time. The cost to defend, settle or otherwise finalize lawsuits, regulatory actions, investigations, arbitrations, mediations or other legal proceedings may be significant and such proceedings may divert management's time. For example, we have been in dispute with a former supplier, ScanCoin AB, regarding certain contract rights and obligations as well as ownership of certain of our patents and patent applications related to our coin-counting business. We have incurred and expect to incur significant costs relating to this dispute, and cannot be sure of when the dispute will be resolved, and if resolved, the magnitude of the effects the ultimate resolution will have on our business. In addition, there may be adverse publicity associated with such developments that could decrease customer acceptance of our products and services. As a result, litigation, arbitration, mediation, regulatory actions or investigations involving us or are affiliates may adversely affect our business, financial condition and results of operations.

We may be unable to adequately protect or enforce our patents and other proprietary rights.

Our success depends, in part, on our ability to protect our intellectual property and maintain the proprietary nature of our technology through a combination of patents, licenses and other intellectual property arrangements, without infringing the proprietary rights of third parties. We have over 70 United States and international patents related to aspects of self-service coin-counting, including patents regarding machine networking, fraud avoidance and voucher authentication. We also have additional patent applications pending in the United States and several foreign jurisdictions directed to our coin-counting, entertainment and e-payment technologies. In addition, we may apply for or obtain (through development, acquisition or otherwise) additional patents regarding technologies used in our business.

Our patents may not be held valid if challenged, our patent applications may not be issued, and other parties may claim rights in or ownership of our patents and other proprietary rights. Since many patent applications in the United States are not publicly disclosed until the patent is issued, others may have filed applications, which, if issued as patents, could cover our products or technology. Patents issued to us may be circumvented or fail to provide adequate protection of our technologies. Our competitors might independently develop or patent technologies that are substantially equivalent or superior to our technologies. Further, since patent terms are limited, other parties may begin practicing our patented technologies when our related patents expire. For example, our United States patent rights based on our original patent application primarily relating to our coin-counting business will expire in September 2012.

In addition, certain parties may assert claims of patent infringement or misappropriation against us based on current or pending United States or foreign patents, copyrights or trade secrets, or contracts. If such claims were successful, our business could be harmed. Defending our company and our retailers against these types of claims, regardless of their merits, could require us to incur substantial costs and divert the attention of key personnel. Parties making these types of claims may be able to obtain injunctive or other equitable relief, which could effectively block or impair our ability to provide our coin-counting, entertainment or e-payment services, in the United States or abroad. Such claims could also result in an award of substantial damages. If third parties have or obtain proprietary rights that our products infringe, we may be unable to obtain necessary licenses from others at a reasonable cost or at all. For example, we have been in dispute with a former supplier, ScanCoin AB, regarding certain contract rights and obligations as well as ownership of certain of our patents and patent applications related to our coin-counting business. In addition, if we instigate litigation to enforce our patents or protect our other proprietary rights, or to determine the validity and scope of other parties' proprietary rights, such litigation could cause us to spend significant financial and management resources. For example, we filed a claim in the federal court against ScanCoin North America alleging that it is infringing on a patent we own related to self-service coin machines. We also rely on trademarks, copyrights, trade secrets and other intellectual property to develop and maintain our competitive position. Although we protect our intellectual property in part by confidentiality agreements with our employees, consultants, vendors and corporate partners, these parties may breach these agreements. We may have inadequate remedies for any such breach and our trade secrets may otherwise become known or be discovered independently by our competitors. The failure to protect our intellectual property rights effectively or to avoid infringing the intellectual property rights of others, as well as unfavorable rulings or settlements, could seriously harm our business, financial condition and results of operations.

Our strategy to cross-sell our products and services to retailers may be unsuccessful.

An important part of our 4th Wall strategy is based on cross-selling our selection of products and services to our retailers. We may be unsuccessful in expanding our relationships with retailers to include additional products and services in their storefronts, due to, among other things, failure to negotiate contracts for additional products and services on acceptable terms, other parties providing similar products and services on more favorable terms, or reluctance by retailers to obtain these historically separate product and service categories from a single provider. If we are unable to effectively implement our cross-selling strategy, our business could be negatively impacted.

We may be unable to attract new retailers and penetrate new markets and distribution channels.

In order to increase our coin-counting, entertainment and e-payment services machine and equipment installations, we need to attract new retailers and develop operational or unit production cost efficiencies that make it feasible for us to penetrate lower density markets or new distribution channels such as banks and credit unions. We may be unable to attract new retailers or drive down costs relating to the manufacture, installation or servicing of coin-counting, entertainment and e-payment services machines to levels that would enable us to operate profitably in lower density markets or penetrate new distribution channels. If we are unable to do so, our future operating results could be adversely affected.

Payment of increased service fees to retailers could negatively affect our business results.

We face ongoing pricing pressure from our retailers to increase the service fees we pay to them on coin and entertainment and e-payment products and services or to make other financial concessions to win or retain business. If we are unable to respond effectively to ongoing pricing pressures, we may fail to win or retain certain accounts. Our fee arrangements are based on our evaluation of unique factors with each retailer, such as total revenue, e-payment capabilities, long-term non-cancelable contracts, installation of our machines and equipment in high-traffic, urban or rural locations and new product and service commitments. Together with other factors, an increase in service fees paid or other financial concessions made to our retailers could significantly increase our direct operating expenses in future periods and harm our business.

We have substantial indebtedness.

On November 20, 2007, we entered into a senior secured revolving credit facility, which replaced a prior credit facility. The new credit facility provides for a $400.0 million revolving line of credit, which under specified conditions may increase to $450.0 million. As of February 8, 2008, $296.0 million was outstanding under this credit facility. The credit facility bears interest at variable rates determined by prevailing interest rates and our leverage ratio. As a result, our costs of borrowing are exposed to risks of fluctuations in interest rates, as well as our financial condition and operating results, which affect our leverage ratio. Loans made pursuant to the credit facility are secured by a first priority security interest in substantially all of our assets and the assets of our domestic subsidiaries, as well as a pledge of a substantial portion of our subsidiaries' capital stock. The credit facility matures on November 20, 2012.

This credit facility may limit our ability to obtain future financings or may negatively impact our business, financial condition, results of operations and growth. Due to substantial financial leverage, we may not be able to generate sufficient cash flow to service the indebtedness, or to adequately fund our operations. Moreover, the credit facility contains negative covenants and restrictions relating to such things as certain stock repurchases, liens, investments, capital expenditures, other indebtedness, payments of dividends, and fundamental changes or dispositions of our assets that could impair our flexibility to pursue growth opportunities. In addition, the credit facility requires that we meet certain financial covenants, including a maximum consolidated leverage ratio and a minimum consolidated interest coverage ratio, all as defined in the credit facility. If the financial covenants are not met or any other event of default occurs under the credit facility, our lenders would be entitled to declare our indebtedness immediately due and payable and exercise other remedies.

Defects, failures or security breaches in and inadequate upgrade of our operating systems could harm our business.

The operation of our coin-counting machines, e-payment equipment, and DVD kiosks depends on sophisticated software, computer networking and communication services that may contain undetected errors or may be subject to failures. These errors or failures may arise particularly when new or enhanced products or services are added. We have in the past experienced limited delays and disruptions resulting from upgrading or improving our operating systems. Future upgrades or improvements that may be necessary to expand and maintain our business could result in delays or disruptions that could seriously harm our operations.

In addition, we outsource to third-party providers certain aspects of our operating systems, including our long-distance telecommunication network. Accordingly, the effectiveness of our operating systems is to a certain degree dependent on the actions and decisions of our third-party providers.

Further, while we have taken significant steps to protect the security of our operating systems and have established back-up systems and disaster recovery procedures, service disruptions may result from intentional or unintentional acts of third parties, computer viruses, natural disasters, or other causes which are beyond our control. Any service disruptions, whether due to errors or delays in or failure to adequately upgrade our software or computing systems, interruptions or breaches in the communications network, inadequate back-up or disaster recovery, or security breaches of the computer network system, caused by us or third parties, could seriously harm our business, financial condition and results of operations.

Failure to adequately comply with information security policies or to safeguard against breaches of such policies could adversely affect our operations and could damage our business, reputation, financial position and results of operations.

As our business expands to provide new products and services, including additional e-payment services, we are increasing the amount of consumer data that we collect, transfer and retain as part of our business. These activities are subject to laws and regulations, as well as industry standards, in the United States and other jurisdictions in which our products and services are available. These requirements, which often differ materially and sometimes conflict among the many jurisdictions in which we operate, are designed to protect the privacy of consumers' personal information and to prevent that information from being inappropriately used or disclosed. We maintain and review technical and operational safeguards designed to protect this information. However, despite those safeguards, it is possible that hackers, employees acting contrary to our policies, third-party agents or others could improperly access our systems or improperly obtain or disclose data about our customers, or that we may be determined not to be in compliance with applicable legal requirements and industry standards for data security, such as the Payment Card Industry guidelines. Any breach of our security policies that compromises consumer data or determination of non-compliance with applicable legal requirements or industry standards for data security could expose us to regulatory enforcement actions, card association or other monetary fines or sanctions, or contractual liabilities, limit our ability to provide our products and services, subject us to litigation and damage our reputation.

Lack of consumer confidence, whether real or perceived, in our coin-counting machines could harm our business.

The accuracy of the coin-counting functionality of our machines is important to consumers and our retailers. The failure to maintain consumer confidence in our technology and systems could harm our business. Our inability to collect the data from our coin-counting machines could lead to a delay in processing coins and crediting the accounts of our retailers for vouchers that have already been redeemed. Any inaccuracy, loss or delay in collecting or processing coin data could seriously harm our operations.

Our future operating results may fluctuate.

Our future operating results will depend significantly on our ability to continue to drive new and repeat use of our coin-counting, entertainment and e-payment products and services, our ability to develop and commercialize new products and services and the costs incurred to do so, and our ability to successfully integrate new lines of business into our operations, including, for example, money transfer services. Our operating results have a history of fluctuating and may continue to fluctuate based upon many factors, including:

- the transaction fees we charge consumers to use our services
- the amount of service fees that we pay to our retailers,
- our ability to establish or maintain relationships with significant retailers on acceptable terms,
- the successful operation of our coin-counting, e-payment and DVD network,

- the commercial success of our retailers, which could be affected by such factors as severe weather, strikes or general economic conditions,
- fluctuations in revenue generated by our coin-counting, entertainment, e-payment and DVD products and services,
- fluctuations in operating expenses caused by various factors, including petroleum costs, labor costs and transportation costs,
- our ability to effectively manage the product mix of our entertainment services equipment to maximize consumer preferences,
- fluctuations in interest rates, which affects our debt service obligations,
- the timing of, and our ability to develop and successfully commercialize, new or enhanced products and services,
- the level of product and price competition,
- activities of and acquisitions or announcements by competitors,
- the impact from any impairment of inventory, goodwill, fixed assets or intangibles related to our acquisitions,
- fluctuations in consumer spending patterns, and
- relationships with manufacturers and suppliers.

In addition, we have historically experienced seasonality in our revenues, with higher revenues in the second half of the year than in the first half of the year. Our coin services generally experiences its highest revenues in the third calendar quarter, followed by the fourth quarter, and relatively lower revenues in the first half of the year. Our e-payment services (including money transfer) generally provides its highest revenue in the fourth calendar quarter. We have not experienced significant seasonality in our entertainment services. We expect our results of operations will continue to fluctuate both as a result of seasonal fluctuations and our revenue mix between relatively higher margin coin and e-payment services and relatively lower margin entertainment services.

We depend upon third-party manufacturers, suppliers and service providers for key components and substantial support for our coin-counting, entertainment, e-payment and DVD services machines and equipment.

We conduct limited manufacturing operations and depend on outside parties to manufacture key components of our coin-counting, entertainment, e-payment and DVD services machines and equipment. We intend to continue to expand our installed base for coin-counting and e-payment machines in North America, Ireland and in the United Kingdom. Such expansion may be limited by the manufacturing capacity of our third-party manufacturers and suppliers. Third-party manufacturers may not be able to meet our manufacturing needs in a satisfactory and timely manner. If there is an unanticipated increase in demand for coin-counting or e-payment machine or entertainment services equipment installations, we may be unable to meet such demand due to manufacturing constraints.

Some key hardware components used in the coin-counting and e-payment machines and entertainment services equipment are obtained from a limited number of suppliers. We may be unable to continue to obtain an adequate supply of these components in a timely manner or, if necessary, from alternative sources. If we are unable to obtain sufficient quantities of components or to locate alternative sources of supply on a timely basis, we may experience delays in installing or maintaining coin-counting and e-payment machines or entertainment services equipment, any of which could seriously harm our business, financial condition and results of operations.

In addition, we rely on third-party service providers for substantial support and service efforts that we currently do not provide directly. In particular, we contract with third-party providers to arrange for pick-up, processing and deposit of coins as well as limited servicing of our machines. We generally contract with a single transportation provider and coin processor to service a particular region and either party generally can terminate the contracts with advance notice ranging from 30 to 90 days. We do not currently have, nor do we expect to have in the foreseeable future, the internal capability to provide back-up coin processing service in the event of a sudden disruption in service from a commercial coin processor. Any failure by us to maintain our existing coin processing relationships or to establish new relationships on a timely basis or on acceptable terms could harm our business, financial condition and results of operations.

We are subject to substantial federal, state, local and foreign laws and government regulation specific to our business.

Our business is subject to federal, state, local and foreign laws and government regulation relating to coins, toy safety, child protection, vehicle safety, access to machines in public places, charitable fundraising, the transfer of money or things of value, currency controls, weights and measures, payment cards and other payment instruments, gaming, sweepstakes, contests, consumer protection, consumer privacy, data protection and information security. The application of existing laws and regulations, changes in or enactment of new laws and regulations that apply or may in the future apply to our current or future products or services, changes in governmental authorities' interpretation of the application of various government regulations to our business, or the failure or inability to gain and retain required permits and approvals could materially and adversely affect our business. In addition, many jurisdictions require us to obtain certain licenses in connection with the operations of our coin-counting, entertainment and e-payment services. For example, we have obtained or are currently applying for licenses in those states and the District of Columbia which require licenses with regard to provision of some of our e-payment services, including stored value card and money transfer transactions. There can be no assurance that we will be granted all necessary licenses or permits in the future, that current licenses or permits will be renewed or that regulators will not revoke current licenses or permits. Given the unique nature of our business and new products and services we may develop or acquire in the future, the application of various laws and regulations to our business is uncertain. Further, as governmental and regulatory scrutiny and action with regard to many aspects of our business increase, we expect that our costs of complying with the applicable legal requirements will increase, perhaps substantially.

Failure to comply with these laws and regulations could result in, among other things, revocation of required licenses or permits, loss of approved status, termination of contracts, administrative enforcement actions and fines, class action lawsuits, cease and desist orders and civil and criminal liability. The occurrence of one or more of these events, as well as the increased cost of compliance, could materially adversely affect our business, financial condition and results of operations.

There are risks associated with conducting our business and sourcing goods internationally.

We currently have coin operations in Canada and the United Kingdom and entertainment services operations in Mexico. We expect to continue increasing our deployment of both coin-counting and e-payment machines and entertainment services equipment internationally. In addition, as of December 31, 2007, our money transfer services are offered in over 140 countries, and we expect to continue expanding that area of our business over time. Accordingly, political uncertainties, civil unrest, exchange rate fluctuations, restrictions on the repatriation of funds, adverse changes in legal requirements, including tax, tariff and trade regulations, difficulties with foreign distributors and other difficulties in managing an organization outside the United States could seriously harm the development of our business and ability to operate profitably. Further, as we do business in an increasing number of countries, our business becomes more exposed to the impact of the political and economic uncertainties, including government oversight, of foreign jurisdictions.

For example, substantially all of the plush toys and other products dispensed from our entertainment services machines are produced by foreign manufacturers, including a majority purchased directly from manufacturers in China. Further, we purchase other vending products from vendors that obtain a significant percentage of such products from foreign manufacturers. As a result, we are subject to changes in governmental policies, exchange rate fluctuations, various product quality standards, the imposition of tariffs, import and export controls, transportation delays and interruptions and political and economic disruptions which could disrupt the supply and timely delivery of products manufactured abroad. In addition, we could be affected by labor strikes in the sea shipping, trucking and railroad industries. A reduction or interruption in supplies or a significant increase in the price of one or more supplies could have a material adverse effect on our business.

Our money transfer services business requires us to meet specific federal, state, local and foreign laws and government regulations, subjecting us to additional risk.

The money transfer industry is heavily regulated, both in the United States and internationally. We operate our money transfer services business under the authority of the licenses and approvals that we have obtained where required from the various jurisdictions in which we operate. There is no assurance that we will be able to maintain these licenses and approvals in the future.

In operating the money transfer services business in the United States for example, we are responsible for compliance with a variety of state laws and regulations, including licensing requirements, applicable to the business. In addition, we are subject to United States federal anti-money laundering laws, including United States Department of the Treasury registration requirements and reporting requirements for suspicious and certain other transactions, and the requirements of the Office of Foreign Assets Control, which prohibit transmitting money to specified countries or to or on behalf of prohibited individuals or entities. If we were to transmit money to or on behalf of, or otherwise conduct business with, a prohibited individual or entity, we could be required to pay significant damages, including fines and penalties, and our ability to conduct business in the United States and other jurisdictions could be limited. The USA PATRIOT Act mandates several anti-money laundering requirements. Any violation of anti-money laundering laws could lead to significant penalties, and could limit our ability to conduct business in the United States and other jurisdictions.

In addition, the money transfer industry is subject to international regulation, which varies from country to country. In certain countries in which we operate, we are required to maintain licenses or other governmental approvals in order to operate this business. As described above, we are responsible for compliance with these laws and regulatory requirements in those countries in which we operate the money transfer services business. Although most countries in which we operate this business do not regulate this business to the same degree as the United States, this could change in the future.

Failure to comply, or as discussed below the failure of a money services business that we have acquired to comply before our acquisition, with the laws and government regulations in jurisdictions in which we operate, or in which the acquired company operated the money transfer services business could result in, among other things, revocation of required licenses or registrations, loss of approved status, termination of contracts with banks or retail representatives, administrative enforcement actions and fines, penalties or other damages, class action lawsuits, cease and desist orders, and/or other civil and criminal liability. The occurrence of one or more of these events could adversely affect our business, financial condition and results of operations. Furthermore, additions to or changes in the laws, regulations or other industry practices and standards in the United States or any of the foreign countries in which the money transfer services business operates could also increase our compliance and other costs of doing business, require significant systems redevelopment, reduce the market for or value of our products or services or render our products or services less profitable or obsolete, lead to a loss of agents, and have an adverse effect on our results of operations.

Our money transfer service is and will remain reliant on an effective agent network.

Substantially all of the money transfer services revenue is generated through an agent network spanning over 140 countries as of December 31, 2007. Agents include banks and other financial institutions, regional micro-finance companies, chain stores and local convenience stores. Transaction volumes at existing agent locations often increase over time and new agents provide us with additional revenue. If agents decide to leave our network, or if we are unable to sign new agents, our revenue and profit growth rates may be adversely affected. Agent attrition might occur for a number of reasons, including a competitor engaging an agent or an agent's dissatisfaction with its relationship with us or the revenue derived from that relationship. In addition, agents may generate fewer transactions or less revenue for various reasons, including the appearance of competitors close to our agent locations or increased competition. Because an agent is a third party that engages in a variety of activities in addition to providing our services, an agent may encounter business difficulties unrelated to its provision of our services, which could cause the agent to reduce its number of locations, hours of operation, or cease doing business altogether. The failure of the agent network to meet our expectations regarding revenue production and business efficiencies may negatively impact our business, financial condition and results of operations.

Further, failure, either intentional or unintentional, by our agents to comply with the laws and regulatory requirements of applicable jurisdictions, including anti-money laundering, consumer privacy and information security restrictions, in connection with our money transfer services business or otherwise, could result in, among other things, revocation of required licenses or registrations, loss of approved status, termination of contracts with third parties, administrative enforcement actions and fines, seizure or forfeiture of our funds, class action lawsuits, cease and desist orders and civil and criminal liability, as well as damage to our reputation. The occurrence of one or more of these events could materially adversely affect our business, financial condition and results of operations.

Our money transfer services may involve the movement of large sums of money, and, as a result, our business is particularly dependent on our ability to process and settle transactions accurately and efficiently.

Our money transfer services business involves the movement of large sums of money. Money transfer services revenues consist primarily of transaction fees that are charged for the movement of money. These transaction fees represent only a small fraction of the total amount of money that is moved. Because we are responsible for large sums of money that are substantially greater than the revenues generated, the success of this business particularly depends upon the efficient and error-free handling of the money that is remitted and that is used to clear payment instruments or complete money transfers. We rely on the ability of our agents and employees and our operating systems and network to process these transactions in an efficient, uninterrupted and error-free manner. In addition, we rely on third-party vendors in our business, including clearing banks which clear our money orders, official checks and money transfers, and certain of our telecommunication providers. In the event of a breakdown, catastrophic event, security breach, improper operation or any other event impacting our systems or network or our vendors' systems or processes, or improper action by our agents, employees, or third party vendors, we could suffer financial loss, loss of customers, regulatory sanctions and damage to our reputation. In addition, we could suffer financial loss from our failure for any reason to receive good funds from the sender of a money transfer or the purchaser of other of our money transfer products or services.

Higher petroleum prices may adversely affect our operating results and reduce our profitability.

We purchase a substantial amount of goods overseas, particularly plush toys and other products dispensed from our entertainment services machines, resulting in significant transportation-related costs. Petroleum-based resins are used in the manufacture of these products. In addition, we operate a large number of vehicles used by our field service personnel for the purpose of servicing and maintaining our coin-counting, entertainment and e-payment services machines. Significant increases in petroleum prices during recent years have negatively impacted our results of operations. The cost of petroleum is volatile and may increase as a result of natural disasters, political and geopolitical issues or other reasons beyond our control. Further increases in petroleum prices may have an adverse affect on our operating results.

Our customers' ability to access our products and services can be adversely affected by severe weather, natural disasters and other events beyond our control, such as fires, power failures, telecommunication loss and terrorist attacks.

Our operational and financial performance is a direct reflection of customer use of and the ability to operate and service the coin-counting, entertainment and e-payment services machines and equipment used in our business. Severe weather, natural disasters and other events beyond our control can, for extended periods of time, significantly reduce customer use of our products and services as well as interrupt the ability of our employees and third-party providers to operate and service our equipment and machines. In some cases, severe weather, natural disasters and other events beyond our control may result in extensive damage to or destruction of our infrastructure and equipment, including loss of machines used to provide our products and services, which losses may not be fully covered by insurance. For example, hurricanes in the gulf coast region of the United States in 2005 caused damage and operational interruptions to some of the retail and other locations where our machines are installed.

Acquisitions and investments involve risks that could harm our business and impair our ability to realize potential benefits from such acquisitions and investments.

As part of our business strategy, we have in the past sought and may in the future seek to acquire or invest in businesses, products or technologies that we feel could complement or expand our business. For example, in October 2007, we purchased substantially all of the assets of DVDXpress and in January 2008 we completed the acquisition of a majority interest in Redbox, both providers of self-service DVD kiosks, and in January 2008 and May 2006, we purchased the money transfer services business GroupEx and CMT, respectively. However, we may be unable to adequately address the financial, legal and operational risks raised by these acquisitions or investments, which could harm our business and prevent us from realizing the projected benefits of the acquisitions and investments. Further, the evaluation and negotiation of potential acquisitions and investments, as well as the integration of acquired businesses, divert management time and other resources. In addition, we cannot assure you that any particular transaction, even if successfully completed, will ultimately benefit our business. Certain financial and operational risks related to acquisitions and investments that may have a material impact on our business are:

- the assumption of known and unknown liabilities of an acquired company, including employee and intellectual property claims and other violations of applicable law,
- managing relationships with other investors and the companies in which we have made investments,
- use of cash resources and incurrence of debt and contingent liabilities in funding acquisitions and investments,
- difficulties and expenses in assimilating the operations, products, technology, information systems or personnel of an acquired company,
- stockholder dilution if an acquisition is consummated through an issuance of our securities,
- amortization expenses related to acquired intangible assets and other adverse accounting consequences,
- costs incurred in identifying and performing due diligence on potential targets that may or may not be successful,
- impairment of relationships with employees, retailers and affiliates of our business and the acquired business,
- entrance into markets in which we have no direct prior experience, and
- impairment of goodwill arising from our acquisitions and investments.

Recall of any of the products dispensed by our entertainment services machines or by the entertainment services industry generally could adversely affect our entertainment services business.

Our entertainment services machines and the entertainment services industry generally, are subject to regulation by the Consumer Product Safety Commission and similar state and international regulatory authorities. The toys and other products dispensed from our entertainment services machines could be subject to involuntary recalls and other actions by regulatory authorities. Concerns about product safety may lead us to voluntarily recall or discontinue offering selected products. Potential or actual defects in any of our products distributed through our entertainment services machines could result in the rejection of our entertainment services products by consumers, damage to our reputation, lost sales, potential inventory valuation write-downs, excess inventory, diverted development resources and increased customer service and support costs, any of which could harm our business. Any such errors, potential or actual defects or recalls may not be covered by insurance or cause our insurance costs to increase in future periods.

We may be subject to product liability claims if property or people are harmed by our products and services.

Some of the products we sell, especially through our entertainment services machines, may expose us to product liability claims arising from personal injury, death or property damage. Any such product liability claim may result in adverse publicity regarding us, our entertainment service machines and the products we sell. Even if we successfully defend ourselves against or settle this type of claim, we could be forced to spend a substantial amount of money in litigation or settlement expenses and our management could be required to spend valuable time in dealing with these claims. Further, our vendors may not indemnify us against product liability. There is a risk that claim awards, settlement payments, related costs or associated liabilities may exceed, or fall outside the scope of, our insurance coverage and we cannot be certain that insurance will continue to be available to us on economically reasonable terms, or at all. Any imposition, or even possible imposition, of product liability could harm our business, financial condition and operating results.

Our stock price has been and may continue to be volatile.

Our stock price has fluctuated substantially since our initial public offering in July 1997. For example, during the twelve months ended February 8, 2008, the closing price of our common stock ranged from $25.00 to $34.50 per share. Our stock price may fluctuate significantly in response to a number of factors, including:

- the termination, non-renewal or re-negotiation of one or more retailer relationships,
- acquisition, merger, investment and disposition activities,
- operating results below market expectations and changes in, or our failure to meet, financial estimates of securities analysts or our own guidance,
- release of analyst reports,
- trends and fluctuations in the use of our coin, entertainment and e-payment services,
- period-to-period fluctuations in our financial results,
- announcements regarding the establishment, modification or termination of relationships regarding the development of new or enhanced products and services,
- announcements of technological innovations or new products or services by us or our competitors,
- ineffective internal controls,
- industry developments, and
- economic or other external factors.

In addition, the securities markets have experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also seriously harm the market price of our common stock.

Our anti-takeover mechanisms may affect the price of our common stock and make it harder for a third party to acquire us without the consent of our board of directors.

We have implemented anti-takeover provisions that may discourage takeover attempts and depress the market price of our stock. Provisions in our certificate of incorporation, bylaws and rights plan could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Delaware law also imposes some restrictions on mergers and other business combinations between us and any acquirer of 15% or more of our outstanding common stock. Furthermore, Washington law may impose additional restrictions on mergers and other business combinations between us and any acquirer of 10% or more of our outstanding common stock. These provisions may make it harder for a third party to acquire us without the consent of our board of directors, even if the offer from a third party may be considered beneficial by some stockholders.

Item 2. Properties.

We are headquartered in Bellevue, Washington, where we maintain the majority of our sales, marketing, research and development, quality control, customer service operations and administration. In addition, our main entertainment services office is located in Louisville, Colorado, our primary e-payment office is located in Chicago, Illinois and our primary money transfer office is located in the United Kingdom.

Our corporate administrative, marketing and product development facility is located in a 46,070 square foot facility in Bellevue, Washington, under a lease that expires December 1, 2009.

Our entertainment services office is located in a 31,000 square foot facility in Louisville, Colorado, which is utilized for administrative, warehouse, pre-pack and field office functions. The lease for this facility expires on February 28, 2013.

Item 3. Legal Proceedings.

In April 2007, we received a request for arbitration filed by ScanCoin AB ("ScanCoin") before the Arbitration Institute of the Stockholm Chamber of Commerce regarding ownership of intellectual property related to an agreement between Coinstar and ScanCoin dated April 23, 1993. The parties have selected arbitrators, and we advanced partial payment for the arbitration. In August 2007, we received ScanCoin's statement of claim. ScanCoin seeks a declaration of ownership of over 70 of our patents and patent applications related to our coin-counting machines, as well as monetary damages of approximately $8.0 million, plus interest. We believe that ScanCoin's claims against us are without merit and intend to defend ourselves vigorously in this arbitration. In October 2007, we filed a claim in United States District Court for the Northern District of Illinois against ScanCoin North America alleging that it is infringing on a patent we own relating to self-service coin machines.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded on the NASDAQ Global Select Market under the symbol "CSTR." The following table sets forth the high and low bid prices per share as reported by the NASDAQ Global Select Market for our common stock for each quarter during the last two fiscal years. The quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

	High	Low
Fiscal 2006:		
First Quarter	$27.13	$22.72
Second Quarter	29.58	21.83
Third Quarter	29.85	21.60
Fourth Quarter	34.40	27.92
Fiscal 2007:		
First Quarter	$31.65	$28.30
Second Quarter	34.97	30.20
Third Quarter	34.00	30.36
Fourth Quarter	34.74	24.69

The last reported sale price of our common stock on the NASDAQ Global Select Market on February 8, 2008 was $31.97 per share.

Holders

As of February 8, 2008, there were 165 holders of record of our common stock. This does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.

Dividends

We have never paid any cash dividends on our capital stock. We currently intend to retain all future earnings to fund development and growth of our business, retire debt obligations or buy back our common stock for the foreseeable future. In addition, we are restricted from paying dividends under our current credit facility.

Recent Sales of Unregistered Securities

We did not sell any unregistered securities during our fiscal year ended December 31, 2007.

Securities Authorized for Issuance Under Equity Compensation Plans

See Item 12, which incorporates by reference to the Proxy Statement relating to our 2008 Annual Meeting of Stockholders, the information concerning securities authorized for issuance under our equity compensation plans.

Unregistered Sales of Equity Securities and Use of Proceeds

Under the terms of our current credit facility, we are permitted to repurchase up to (i) $25.0 million of our common stock plus (ii) proceeds received after November 20, 2007, from the issuance of new shares of capital stock under our employee equity compensation plans. Subsequent to November 20, 2007 and as of December 31, 2007, the authorized cumulative proceeds received from option exercises or other equity purchases under our equity compensation plans totaled $0.3 million bringing the total authorized for purchase under our credit facility to $25.3 million. After taking into consideration our share repurchases of $6.5 million subsequent to November 20, 2007, the remaining amount authorized for repurchase under our credit facility is $18.8 million as of December 31, 2007, however we will not exceed our repurchase limit authorized by the board of directors as outlined below.

Apart from our credit facility limitations, our board of directors authorized the repurchase of up to $22.5 million of our common stock plus additional shares equal to the aggregate amount of net proceeds received after January 1, 2003, from our employee equity compensation plans. As of December 31, 2007, this authorization allows us to repurchase up to $15.0 million of our common stock.

Under our previous credit facility, we were permitted to repurchase up to $3.0 million of our common stock plus stock option proceeds received after July 7, 2004, from the issuance of new shares of capital stock under our employee equity compensation plans. As of November 20, 2007, the remaining amount authorized for repurchase was $11.7 million, however, this amount was superceded by the higher amount authorized under our current credit facility.

The following table summarizes information regarding shares repurchased during the quarter ended December 31, 2007:

	Total Number of Shares Repurchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Repurchase Programs	Maximum Approximate Dollar Value of Shares that May Yet be Purchased Under the Programs
October 1 - 31, 2007	—	—	—	$11,593,687
November 1 - 19, 2007	—	—	—	11,665,097
November 20 - 30, 2007	—	—	—	21,275,984
December 1 - 31, 2007	238,142	$27.42	238,142	14,965,596
	238,142	$27.42	238,142	$14,965,596

Item 6. Selected Financial Data.

The following selected financial data is qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Coinstar, Inc. and related Notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
CONSOLIDATED STATEMENT OF OPERATIONS:					
REVENUE	$546,297	$534,442	$459,739	$307,100	$176,136
EXPENSES:					
Direct operating	358,508	349,605	304,594	182,118	77,277
Operating taxes, net	(2,466)	9,929	8,705	4,808	1,309
Marketing	11,899	14,420	10,748	12,925	13,215
Research and development	5,153	5,246	5,716	5,465	5,772
General and administrative	55,193	50,977	32,488	27,475	19,344
Depreciation and other	58,841	52,836	45,347	35,302	27,006
Amortization of intangible assets	7,331	6,220	4,556	2,014	138
Impairment and excess inventory charges	65,220	—	—	—	—
(Loss) income from operations	(13,382)	45,209	47,585	36,993	32,075
OTHER INCOME (EXPENSE):					
Interest income and other, net	2,348	1,543	1,477	344	263
Interest expense	(17,069)	(15,748)	(12,916)	(6,271)	(1,210)
Income (loss) from equity investments and other	1,333	(66)	353	177	—
Early retirement of debt	(1,794)	(238)	—	(706)	—
(Loss) income before income taxes	(28,564)	30,700	36,499	30,537	31,128
Income tax benefit (expense)	6,311	(12,073)	(14,227)	(10,169)	(11,573)

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
NET (LOSS) INCOME	$(22,253)	$ 18,627	$ 22,272	$ 20,368	$ 19,555
NET (LOSS) INCOME PER SHARE:					
Basic(1)	$ (0.80)	$ 0.67	$ 0.86	$ 0.94	$ 0.91
Diluted(1)	$ (0.80)	$ 0.66	$ 0.86	$ 0.93	$ 0.90
CONSOLIDATED BALANCE SHEET DATA:					
Cash and cash equivalents	$ 18,497	$ 18,687	$ 45,365	$ 61,878	$ 7,125
Cash in machine or in transit(2)	78,097	63,740	60,070	35,751	31,757
Cash being processed(3)	99,998	95,737	69,832	59,158	60,782
Total assets	768,573	718,083	643,401	547,134	204,074
Total debt, capital lease obligations and other	272,651	200,264	210,478	211,410	17,461
Common stock	354,509	343,229	328,951	282,046	191,370
Total stockholders' equity	305,130	321,365	294,047	226,146	114,190

(1) See Note 12 to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing net income per share information, basic and diluted.

(2) Cash in machines or in transit is unavailable for immediate cash requirements as it represents cash being processed by carriers, cash deposits in transit, or coin residing in our coin-counting or entertainment services machines.

(3) Cash being processed represents coin residing in our coin-counting or entertainment services machines or being processed by carriers, which we are specifically obligated to use to settle our accrued liabilities payable to retailers.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and related Notes thereto included elsewhere in this Annual Report. Except for the consolidated historical information, the following discussion contains forward-looking statements. Actual results could differ from those projected in the forward- looking statements. Please refer to "Special Note Regarding Forward-Looking Statements" at the beginning of this Annual Report.

Overview

We are a multi-national company offering a range of 4th Wall solutions for retailers' storefronts consisting of self-service coin counting; entertainment services such as skill-crane machines, bulk vending machines and kiddie rides; and e-payment services such as money transfer services, prepaid wireless products, stored value cards, payroll cards and prepaid debit cards. In addition, we offer self-service DVD kiosks where consumers can rent or purchase movies. We also offer a range of point-of-sale terminals, stand-alone e-payment kiosks and e-payment enabled coin-counting machines in drugstores, universities, shopping malls, supermarkets and convenience stores in the United States, the United Kingdom and other countries.

Strategy

Our strategy, embodied in our 4th Wall concept, is based on cross-selling our full range of products and services to our retailers. In addition, we believe that we will continue to increase operating efficiencies by combining and concentrating our products and services in our retailers' storefront.

We expect to continue devoting significant resources to building our sales organization in connection with our 4th Wall cross-selling strategy, adding administrative personnel to support our growing organization and developing the information technology systems and technology infrastructure necessary to support our products and services. We expect to continue evaluating new marketing and promotional programs to increase use of our products and services.

Business

Coin services

We are the leader in the self-service coin-counting services market. We own and operate the only multinational fully automated network of self-service coin-counting machines across the United States, Canada, Puerto Rico and in the United Kingdom. We estimate that at any one time, there is more than $10.5 billion worth of coin sitting idle in households in the United States. In 2007, consumers processed more than $2.9 billion worth of coin through our coin-counting machines.

We own and service all of our coin-counting machines. Consumers feed loose change into the machines, which count the change and then dispense vouchers or, in some cases, issue e-payment products, at the consumer's election. Each voucher lists the dollar value of coins counted, less our transaction fee, which is typically 8.9% of the value of coins counted. In certain cases when our e-payment product is issued instead of a voucher, the consumer does not pay a fee. We generate revenue through transaction fees from our customers and business partners.

We launched our business in North America with the installation of the first Coinstar® coin-counting machine in the early 1990s and in 2001; we began offering our coin services in the United Kingdom. Since inception, our coin-counting machines have counted and processed more than 345 billion coins worth more than $18.6 billion in more than 505 million self-service coin-counting transactions. We own and operate more than 15,400 coin-counting machines in the United States, Canada, Puerto Rico and the United Kingdom (approximately 10,700 of which are e-payment enabled).

In February 2008, we reached an agreement with Wal-Mart to significantly expand our coin-counting machines installed at Wal-Mart locations over the next 12 to 18 months.

Entertainment services

We are the leading owner and operator of skill-crane and bulk vending machines in the United States. We estimate that the market for our entertainment services is approximately $1.1 billion annually in the United States.

Our entertainment services machines consist primarily of skill-crane machines, bulk vending and kiddie rides, which are installed in more than 27,000 retail locations, totaling more than 280,000 pieces of equipment as of December 31, 2007. As with our coin services business, we own and service all of our entertainment services machines, providing a convenient and trouble free service to retailers. We generate revenue from money deposited in our machines that dispense plush toys, novelties and other items.

In February 2008, we reached an agreement with Wal-Mart to remove approximately 50% of our cranes, bulk heads, and kiddie rides from our existing Wal-Mart locations during the first two quarters of 2008. Accordingly, we anticipate making certain resource re-allocations and will continue to evaluate any appropriate restructuring in this area in an effort to modulate operating expenses. Ultimately, any resource allocations will depend on the interplay between the net number of entertainment machines coming out of, and coin-counting machines going in to, Wal-Mart locations.

E-payment services

We offer e-payment services, including money transfer services, activating and reloading value on prepaid wireless accounts, selling stored value cards, loading and reloading prepaid debit cards and prepaid phone cards, prepaid phones, and providing payroll card services. We offer various e-payment services in the United States and the United Kingdom through 17,500 point-of-sale terminals, 400 stand-alone e-payment kiosks and 10,700 e-payment-enabled coin-counting machines in supermarkets, drugstores, universities, shopping malls and convenience stores.

We have relationships with national wireless carriers, such as Sprint, Verizon, T-Mobile, Virgin Mobile and AT&T. We generate revenue primarily through commissions or fees charged per e-payment transaction and pay our retailers a fee based on commissions earned on the sales of e-payment services.

Recent Events

On January 1, 2008, we exercised our option to acquire a majority ownership interest in the voting equity of Redbox under the terms of the LLC Interest Purchase Agreement dated November 17, 2005. In conjunction with the option exercise and payment of $5.1 million, our ownership interest increased from 47.3% to 51.0%. Since our original investment in Redbox, we have been accounting for our 47.3% ownership interest under the equity method in our Consolidated Financial Statements. Along with our acquisition of DVDXpress in October 2007 and the majority ownership in Redbox, we offer self-service DVD kiosks where consumers can rent or purchase movies. Our DVD kiosks supply all the functionality of a traditional video rental store, yet occupy an area of less than ten square feet. Consumers use a touch screen to select their DVD, swipe a valid credit or debit card, and go. The process is designed to be fast, efficient and fully automated with no upfront or membership fees. Typically, the DVD rental price is a flat fee plus tax for one night and if the consumer chooses to keep the DVD for additional nights, they are automatically charged the same flat fee price. Our DVD kiosks are available in all states in the continental United States and Puerto Rico and offer our consumers with a more convenient home entertainment solution. We generate revenue primarily through fees charged to rent or purchase a DVD, which our retail partners receive a percentage of our fee.

In February 2008, we reached an agreement with Wal-Mart to significantly expand our Redbox DVD kiosks installed at Wal-Mart locations over the next 12 to 18 months.

As of January 18, 2008, the financial results of Redbox will be consolidated into our financial statements. Further, we will recognize a reduction of minority interests on the Consolidated Statement of Operations relating to the 49% equity interest to which we do not own. We expect our 2008 consolidated revenues to significantly increase due to the consolidation of Redbox and we further expect our consolidated operating expenses will increase accordingly.

Effective January 1, 2008, we completed the acquisition of GroupEx Financial Corporation, JRJ Express Inc. and Kimeco, LLC (collectively, "GroupEx"), for an aggregate purchase price of up to $70.0 million. The purchase price includes a $60.0 million cash payment (subject to a customary working capital adjustment) at closing. Of the $60.0 million paid at closing, $6.0 million is being held in escrow as partial security for the indemnification obligations of the sellers under the agreement until the earlier of (1) the date eighteen months following the closing and (2) the date thirty days after completion in calendar year 2009 of the 2008 calendar year audit. An additional $34.0 million of the $60.0 million paid at closing is being held in escrow as partial security for the indemnification obligations of the sellers under the agreement with respect to a lawsuit against GroupEx and one of the sellers, which will be held until a final court order or written settlement agreement resolving such lawsuit has been obtained. In addition, there is a contingent payment of up to $10.0 million should certain performance conditions be met in the fifteen months following the closing.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue recognition: We recognize revenue as follows:

- Coin-counting revenue is recognized at the time the consumers' coins are counted by our coin-counting machines;
- Entertainment services revenue is recognized at the time cash is deposited in our machines. Cash deposited in the machines that has not yet been collected is referred to as cash in machine and is estimated at period end and reported on the balance sheet as cash in machine or in transit. This estimate is based on the average daily revenue per machine multiplied by the number of days since the coin in the machine has been collected. The estimated value of our entertainment services cash in machine was approximately $8.4 million and $7.1 million as of December 31, 2007 and 2006, respectively;
- E-payment services revenue is recognized at the point of sale based on our commissions earned, net of retailer fees. Money transfer revenue is recognized at the time the customer completes the transaction.

Purchase price allocations: In connection with our acquisitions, we have allocated the respective purchase prices plus transaction costs to the estimated fair values of assets acquired and liabilities assumed. These purchase price allocations were based on our estimates of fair values. Adjustments to our purchase price allocation estimates are made based on our final analysis of the fair value during the allocation period, which is within one year of the purchase date.

Goodwill and intangible assets: Goodwill represents the excess of cost over the estimated fair value of net assets acquired, which is not being amortized. We test goodwill for impairment at the reporting unit level on an annual or more frequent basis as determined necessary. FASB Statement No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142") requires a two-step goodwill impairment test whereby the first step, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second test is not performed. The second step of the impairment test is performed when required and compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

As of December 31, 2007, we have two reporting units; North American and International. Based on the annual goodwill test for impairment we performed for the years ended December 31, 2007 and 2006, we determined there was no impairment of our goodwill. There was no goodwill impairment associated with the asset group that had the impairment charge described below as that asset group is not a reporting unit as defined by SFAS 142.

Our intangible assets are comprised primarily of retailer relationships acquired in connection with our acquisitions through the end of 2007. We used expectations of future cash flows to estimate the fair value of the acquired retailer relationships. We amortize our intangible assets on a straight-line basis over their expected useful lives which range from 1 to 40 years.

Impairment of long-lived assets: Long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that would indicate potential impairment include, but are not limited to, significant decreases in the market value of the long-lived asset(s), a significant change in the long-lived asset's physical condition and operating or cash flow losses associated with the use of the long-lived asset. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. While we continue to review and analyze many factors that can impact our business in the future, our analyses are subjective and are based on conditions existing at, and trends leading up to, the time the estimates and assumptions are made. Actual results could differ materially from these estimates and assumptions.

Prior to December 31, 2007, Wal-Mart management expressed its intent to reset and optimize its store entrances. In February 2008, we reached an agreement with Wal-Mart to significantly expand our coin-counting machines and our DVD kiosk locations over the next 12 to 18 months. In conjunction with the expansion, we will be removing approximately 50% of our cranes, bulk heads, and kiddie rides from our existing Wal-Mart locations. This decision, along with other contract terminations or decisions to scale-back the number of entertainment machines with other retail partners as well as macro-economic trends negatively affecting the entertainment service industry, resulted in excess equipment and inventory. As a result, we recorded a non-cash impairment charge of $65.2 million related to an asset group that includes this equipment and certain intangible assets. Of this amount, $52.6 million relates to the impairment of these cranes, bulk heads and kiddie rides, $7.9 million relates to the impairment of intangible assets and $4.7 million relates to the write-off of inventory. We estimated the fair values of these assets using discounted cash flows, or liquidation value for certain assets, which we considered an appropriate method in the circumstance.

Income taxes: Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and operating loss and tax credit carryforwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities and operating loss and tax credit carryforwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carryforwards are expected to be recovered or settled.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 is an interpretation of FASB Statement No. 109, *Accounting for Income Taxes* ("SFAS 109") which provides comprehensive guidance on the recognition and measurement of tax positions in previously filed tax returns or positions expected to be taken in future tax returns. The tax benefit from an uncertain tax position must meet a "more-likely-than-not" recognition threshold and is measured at the largest amount of benefit greater than 50% determined by cumulative probability of being realized upon ultimate settlement with the taxing authority. The interpretation provides guidance on derecognition, classification, interest and penalties, as well as disclosure requirements in the financial statements of uncertain tax positions.

As of the adoption date and as of December 31, 2007 we identified $1.2 million of unrecognized tax benefits which would affect our effective tax rate if recognized.

In accordance with our accounting policy, we recognize interest and penalties associated with uncertain tax positions in income tax expense. As of the adoption date and December 31, 2007, it was not necessary to accrue interest and penalties associated with the uncertain tax positions identified.

Cash in machine or in transit and cash being processed: Cash in machine or in transit represents coin residing or estimated in our coin-counting or entertainment machines, cash being processed by carriers, cash in our cash registers and cash deposits in transit. Cash being processed represents cash which we are obligated to use to settle our accrued liabilities payable to retailers.

Stock-based compensation: Effective January 1, 2006, we adopted the fair value recognition provisions of FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R") using the modified-prospective transition method. Under this transition method, compensation expense recognized includes the estimated fair value of stock options granted on and subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R, and the estimated fair value of the portion vesting in the period for options granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*. In accordance with the modified-prospective transition method, results for prior periods have not been restated.

Recent Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measures* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. The effective date of SFAS 157 for nonfinancial assets and liabilities has been delayed by one year to fiscal years beginning after November 15, 2008. We are currently reviewing the provisions of SFAS 157 to determine the impact to our Consolidated Financial Statements.

machines and our DVD kiosk locations over the next 12 to 18 months. In conjunction with the expansion, we will be removing approximately 50% of our cranes, bulk heads, and kiddie rides from our existing Wal-Mart locations. This decision, along with other contract terminations or decisions to scale-back the number of entertainment machines with other retail partners as well as macro-economic trends negatively affecting the entertainment service industry, resulted in excess equipment and inventory. As a result, we recorded a non-cash impairment charge of $65.2 million related to an asset group that includes this equipment and certain intangible assets. Of this amount, $52.6 million relates to the impairment of these cranes, bulk heads and kiddie rides, $7.9 million relates to the impairment of intangible assets and $4.7 million relates to the write-off of inventory. We estimated the fair values of these assets using discounted cash flows, or liquidation value for certain assets, which we considered an appropriate method in the circumstance.

Income taxes: Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and operating loss and tax credit carryforwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities and operating loss and tax credit carryforwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carryforwards are expected to be recovered or settled.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 is an interpretation of FASB Statement No. 109, *Accounting for Income Taxes* ("SFAS 109") which provides comprehensive guidance on the recognition and measurement of tax positions in previously filed tax returns or positions expected to be taken in future tax returns. The tax benefit from an uncertain tax position must meet a "more-likely-than-not" recognition threshold and is measured at the largest amount of benefit greater than 50% determined by cumulative probability of being realized upon ultimate settlement with the taxing authority. The interpretation provides guidance on derecognition, classification, interest and penalties, as well as disclosure requirements in the financial statements of uncertain tax positions.

As of the adoption date and as of December 31, 2007 we identified $1.2 million of unrecognized tax benefits which would affect our effective tax rate if recognized.

In accordance with our accounting policy, we recognize interest and penalties associated with uncertain tax positions in income tax expense. As of the adoption date and December 31, 2007, it was not necessary to accrue interest and penalties associated with the uncertain tax positions identified.

Cash in machine or in transit and cash being processed: Cash in machine or in transit represents coin residing or estimated in our coin-counting or entertainment machines, cash being processed by carriers, cash in our cash registers and cash deposits in transit. Cash being processed represents cash which we are obligated to use to settle our accrued liabilities payable to retailers.

Stock-based compensation: Effective January 1, 2006, we adopted the fair value recognition provisions of FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R") using the modified-prospective transition method. Under this transition method, compensation expense recognized includes the estimated fair value of stock options granted on and subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R, and the estimated fair value of the portion vesting in the period for options granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation.* In accordance with the modified-prospective transition method, results for prior periods have not been restated.

Recent Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measures* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. The effective date of SFAS 157 for nonfinancial assets and liabilities has been delayed by one year to fiscal years beginning after November 15, 2008. We are currently reviewing the provisions of SFAS 157 to determine the impact to our Consolidated Financial Statements.

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment to FASB Statement No. 115* ("SFAS 159"). Under SFAS 159, entities may elect to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the fair value option, will enable entities to achieve an offset accounting effect for changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of the provisions of SFAS 159 is not expected to have a material impact to our Consolidated Financial Statements.

In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R, retains the fundamental requirements of Statement No. 141 to account for all business combinations using the acquisition method (formerly the purchase method) and for an acquiring entity to be identified in all business combinations. However, the new standard requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R is effective for acquisitions made on or after the first day of annual periods beginning on or after December 15, 2008. We are currently reviewing the provisions of SFAS 141R to determine the impact to our Consolidated Financial Statements.

In December 2007, the FASB issued FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51* ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for annual periods beginning on or after December 15, 2008. We are currently reviewing the provisions of SFAS 160 to determine the impact to our Consolidated Financial Statements.

Reclassifications

Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

Results of Operations — *Years Ended December 31, 2007, 2006 and 2005*

Revenue

Our coin and e-payment revenues consist primarily of the revenue generated from our coin-counting services and our e-payments services such as money transfer services, prepaid wireless products, stored value cards and payroll cards.

Our entertainment revenues consist primarily of the revenues generated from our skill-crane machines, bulk vending machines and kiddie rides.

	Year Ended December 31,						
(In millions, except percentages)	2007	2006	$ Chng	% Chng	2005	$ Chng	% Chng
Coin and e-payment revenues	$307.4	$261.0	$ 46.4	17.8%	$220.7	$40.3	18.3%
Entertainment revenues	$238.9	$273.4	$(34.5)	−12.6%	$239.0	$34.4	14.4%
Total Revenue	$546.3	$534.4	$ 11.9	2.2%	$459.7	$74.7	16.2%

Our coin and e-payment revenues increased in 2007 from 2006 and in 2006 from 2005 as a result of an increase in the number of transactions, an increase in the number of installed coin-counting machines, the volume of coins processed by our coin-counting machines, and as a result of our acquisition of CMT in the second quarter of 2006.

The total dollar value of coins processed through our network increased to approximately $2.9 billion in 2007 from $2.6 billion in 2006 and $2.3 billion in 2005. Additionally, the total coin-counting machines installed as of December 31, 2007, 2006 and 2005 were approximately 15,400, 13,500 and 12,800, respectively. Revenues for CMT were $24.2 million and $9.0 million for 2007 and 2006, respectively. We expect to continue installing additional coin-counting, e-payment, and DVD machines and therefore, expect to continue to experience revenue growth in these areas in the foreseeable future.

We believe that the decrease in our entertainment services revenues in 2007 from 2006 is due to several factors, including the decrease in foot traffic among the United States' retailers, the China lead paint scare and the status of the United States' economy. We expect that these factors will continue to negatively affect our entertainment services business in 2008. Additionally, we expect our entertainment services revenue to further decrease in 2008 as a result of our agreement reached with Wal-Mart to remove of approximately 50% of our cranes, bulk heads, and kiddie rides from our existing Wal-Mart locations during the first two quarters of 2008. Our entertainment services revenues increased in 2006 from 2005 as a result of the acquisition of Amusement Factory in the fourth quarter of 2005 and an increase in machines installed.

Direct Operating Expenses

Our direct operating expenses consist primarily of the cost of (1) the percentage of transaction fees and commissions we pay to our retailers and agents, (2) coin pick-up, transportation and processing expenses, (3) the cost of plush toys and other products dispensed from the skill-crane and bulk-vending machines and (4) field operations support and related expenses. Variations in the percentage of transaction fees we pay to our retailers and agents may result in increased expenses. Such variations are based on our negotiations and evaluation of certain factors, such as total revenue, e-payment capabilities, long-term non-cancelable contracts, installation of our machines in high traffic or urban or rural locations, new product commitments, co-op marketing incentive, or other criteria.

	Year Ended December 31,						
(In millions, except percentages)	**2007**	**2006**	**$ Chng**	**% Chng**	**2005**	**$ Chng**	**% Chng**
Direct operating expenses . . .	$358.5	$349.6	$8.9	2.5%	$304.6	$45.0	14.8%
as a% of Total Revenue	65.6%	65.4%			66.3%		

Direct operating expenses increased in 2007 and in 2006 primarily as result of an increase in the number of revenue transactions and the acquisition of CMT in the second quarter of 2006 and Amusement Factory in the fourth quarter of 2005, offset by operating synergies achieved in integration of our acquired companies. In addition, direct operating expenses increased in 2006 from 2005 as a result of $1.1 million incremental expense due to the adoption of SFAS 123R. Direct operating expenses for CMT were $22.8 million and $8.5 million for 2007 and 2006, respectively. We are continuing to integrate our various business operations and have realized operating expense efficiencies.

Operating taxes, net

Taxes related to operating our business are recorded in operating taxes, net on the consolidated statement of operations. Such taxes include the 2007 telecommunication fee refund, property taxes, sales and use taxes, and franchise taxes and do not include income taxes.

	Year Ended December 31,						
(In millions, except percentages)	**2007**	**2006**	**$ Chng**	**% Chng**	**2005**	**$ Chng**	**% Chng**
Operating taxes, net	$ (2.5)	$9.9	$(12.4)	−125.3%	$8.7	$1.2	13.8%
as a% of Total Revenue	−0.5%	1.9%			1.9%		

Operating taxes, net decreased in 2007 from 2006 primarily due to the recognition of a telecommunication fee refund of $11.8 million as a result of an Internal Revenue Service ruling that telecommunication fees paid during the period of March 1, 2003 through July 31, 2006 were improperly collected by the United States government. The $11.8 million represents the refund amount as filed on our fiscal year 2006 federal income tax return. In February 2008, we received the refund in the amount that we estimated.

Marketing

Marketing expenses represent our cost of advertising, marketing and public relation efforts in national and regional advertising and the major international markets in which we operate our money transfer services. For example, we have been using advertising to introduce e-payment features on our coin-counting machines and other e-payment product channels such as our stored value card offerings. This directed marketing and advertising approach, which we expect to continue through 2008, continues driving increased trial and repeat use of both our coin services offerings and e-payment products.

	Year Ended December 31,						
(In millions, except percentages)	2007	2006	$ Chng	% Chng	2005	$ Chng	% Chng
Marketing	$11.9	$14.4	$(2.5)	−17.4%	$10.7	$3.7	34.6%
as a% of Total Revenue	2.2%	2.7%			2.3%		

Marketing expenses decreased in 2007 from 2006 primarily due to advertising mix in our different markets offset by an increase in spending resulting from the acquisition of CMT in the second quarter of 2006. Marketing expenses increased in 2006 from 2005 primarily as a result of our acquisition of CMT in the second quarter of 2006.

Research and Development

Our research and development expenses consist primarily of development costs of our coin-counting machine software, network applications, machine improvements and new product development.

	Year Ended December 31,						
(In millions, except percentages)	2007	2006	$ Chng	% Chng	2005	$ Chng	% Chng
Research and development	$5.2	$5.2	$—	0.0%	$5.7	$(0.5)	−8.8%
as a% of Total Revenue	1.0%	1.0%			1.2%		

Research and development expenses have remained relatively consistent in 2007, 2006 and in 2005. Research and development expenses represent expenditures to support development and design of complementary new product ideas and to continue our ongoing efforts to enhance our existing products and services, primarily our coin-counting system. We intend to continue to invest in research and development at levels commensurate with 2007.

General and Administrative

Our general and administrative expenses consist primarily of administrative support for field operations, customer service, systems and engineering support, computer network operations, finance, human resources, occupancy expenses, legal expenses and insurance.

	Year Ended December 31,						
(In millions, except percentages)	2007	2006	$ Chng	% Chng	2005	$ Chng	% Chng
General and administrative	$55.2	$51.0	$4.2	8.2%	$32.5	$18.5	56.9%
as a% of Total Revenue	10.1%	9.5%			7.1%		

General and administrative expenses increased in 2007 from 2006 due to the acquisition of CMT in the second quarter of 2006, an increase in stock-based compensation expense, an increase in rent expense due to additional administrative office space, offset by administrative synergies achieved in the integration of our administrative processes. General and administrative expenses for CMT were $6.5 million and $3.7 million for 2007 and 2006, respectively.

General and administrative expenses increased in 2006 from 2005 as a result of the incremental expense due to the adoption of SFAS 123R of $4.0 million, acquisitions of our entertainment subsidiaries and the incremental cost of supporting subsidiary companies with regional offices throughout the United States and in the United Kingdom.

Depreciation and Other

Our depreciation and other expenses consist primarily of depreciation charges on our installed coin-counting and entertainment services machines as well as on computer equipment and leased automobiles.

(In millions, except percentages)	Year Ended December 31,						
	2007	2006	$ Chng	% Chng	2005	$ Chng	% Chng
Depreciation and other	$58.8	$52.8	$6.0	11.4%	$45.3	$7.5	16.6%
as a% of Total Revenue	10.8%	9.9%			9.9%		

Depreciation and other expense increased in 2007 and in 2006 primarily due to our various acquisitions during these periods as well as an increase in our capital expenditures primarily related to new and upgrades to existing coin-counting and entertainment machines.

Amortization of Intangible Assets

Our amortization expense consists of amortization of intangible assets, which are mainly comprised of the value assigned to our acquired retailer relationships and, to a lesser extent, internally developed software.

(In millions, except percentages)	Year Ended December 31,						
	2007	2006	$ Chng	% Chng	2005	$ Chng	% Chng
Amortization of intangible assets	$7.3	$6.2	$1.1	17.7%	$4.6	$1.6	34.8%
as a% of Total Revenue	1.3%	1.2%			1.0%		

Amortization of intangible assets increased in 2007 and in 2006 due to the full-year amortization related to our various acquisitions, including CMT in 2006.

Impairment and excess inventory charges

(In millions, except percentages)	Year Ended December 31,						
	2007	2006	$ Chng	% Chng	2005	$ Chng	% Chng
Impairment and excess inventory charges	$65.2	$ —	$65.2	100.0%	$ —	$—	0.0%
as a% of Total Revenue	11.9%	0.0%			0.0%		

Prior to December 31, 2007, Wal-Mart management expressed its intent to reset and optimize its store entrances. In February 2008, we reached an agreement with Wal-Mart to significantly expand our coin-counting machines and our DVD kiosks locations over the next 12 to 18 months. In conjunction with the expansion, we will be removing approximately 50% of our cranes, bulk heads, and kiddie rides from our existing Wal-Mart locations. As a result, we recorded a non-cash impairment charge of $65.2 million as of December 31, 2007 included in the Consolidated Statement of Operations related to an asset group that includes this equipment and certain intangible assets. Of this amount, $52.6 million relates to the impairment of these cranes, bulk heads, and kiddie rides, $7.9 million relates to the impairment of intangible assets and $4.7 million relates to the write-off of inventory.

Other Income and Expense

(In millions, except percentages)	Year Ended December 31,						
	2007	2006	$ Chng	% Chng	2005	$ Chng	% Chng
Interest income and other, net	$ 2.3	$ 1.5	$ 0.8	53.3%	$ 1.5	$ —	0.0%
Interest expense	$(17.1)	$(15.7)	$(1.4)	8.9%	$(12.9)	$(2.8)	21.7%
Income (loss) from equity investments and other	$ 1.3	$ (0.1)	$ 1.4	−1400.0%	$ 0.4	$(0.5)	−125.0%
Early retirement of debt	$ (1.8)	$ (0.2)	$(1.6)	800.0%	$ —	$(0.2)	100.0%

Interest income and other, net increased in 2007 from 2006 primarily due to the recognition of interest income on our telecommunication fee refund offset by lower than average investment balances. Interest income and other, net was unchanged in 2006 from 2005.

Interest expense increased in 2007 and in 2006 primarily due to higher outstanding debt balances, higher interest rates and increased capital leases.

Income (loss) from equity investments and other increased in 2007 from 2006 primarily as a result of recording our portion of the telecommunication fee refund expected to be collected by us on behalf of a related third party.

Early retirement of debt expense was $1.8 million in 2007 and $0.2 million in 2006. On November 20, 2007, in connection with entering into our new debt facility, we retired the outstanding balance of our previous debt facility dated July 7, 2004 resulting in a charge of $1.8 million for the write-off of deferred financing fees. The early retirement of debt expense in 2006 relates to accelerated deferred financing fees related to our mandatory pay down of $16.9 million under our previous debt facility in the first quarter of 2006.

Income Taxes

The effective income tax rate was 22.1% in 2007 compared with 39.3% in 2006 and 39.0% in 2005. As illustrated in Note 11 to the Consolidated Financial Statements, the effective income tax rate for 2007 varies from the federal statutory tax rate of 35% primarily due to a change in valuation allowance on foreign net operating losses, the impact of changes in foreign tax rates, state income taxes, non-deductible stock-based compensation expense recorded for incentive stock option ("ISO") awards offset by the benefit arising for ISO disqualifying dispositions and changes in deferred tax assets due to adjustments to state operating loss carryforwards.

The effective income tax rate for 2006 varies from the federal statutory tax rate of 35% primarily due to state income taxes, non-deductible stock-based compensation expense recorded for ISO awards offset by the benefit arising for ISO disqualifying dispositions, the impact of our election during the third quarter of 2006 of the indefinite reversal criteria for unremitted foreign earnings under APB No. 23, *Accounting for Income Taxes — Special Areas* ("APB 23"), the impact of adjusting our deferred tax asset associated with state operating loss carryforwards, the impact of recognizing an increase to our available research and development credit, as well as the impact of recognition of a valuation allowance to offsetting foreign deferred tax assets relating to our acquisition of CMT. The effective income tax rate for 2005 varied from the federal statutory tax rate of 35% primarily due to state income taxes.

As of December 31, 2007 and 2006, our net deferred income tax assets totaled $19.9 million and $10.3 million, respectively. In the years ended December 31, 2007, 2006 and 2005 we recorded tax (benefit) expense of $(6.3) million, $12.1 million and $14.2 million, respectively, which, as a result of our United States net operating loss carryforwards, will not result in cash payments for United States federal income taxes other than federal alternative minimum taxes. Current tax payments have been made to state and foreign jurisdictions.

Liquidity and Capital Resources

Cash and Liquidity

Our business involves collecting and processing large volumes of cash, most of it in the form of coins. We present three categories of cash on our balance sheet: cash and cash equivalents, cash in machine or in transit, and cash being processed.

As of December 31, 2007, we had cash and cash equivalents, cash in machine or in transit, and cash being processed totaling $196.6 million, which consisted of cash and cash equivalents immediately available to fund our operations of $18.5 million, cash in machine or in transit of $78.1 million and cash being processed of $100.0 million (which relates to our partner payable liability as recorded in "accrued liabilities payable to retailers" in the Consolidated Balance Sheet). Working capital was $104.7 million as of December 31, 2007, compared with $73.1 million as of December 31, 2006. The increase in working capital was primarily the result of the recognition of the receivable related to our telecommunication fee refund and the timing of payments to our vendors and retailers.

Net cash provided by operating activities was $58.1 million for the year ended December 31, 2007, compared to net cash provided by operating activities of $115.4 million for the year ended December 31, 2006. Cash provided by operating activities decreased primarily as a result of cash used by our operating assets and liabilities of $44.8 million for the year ended December 31, 2007 as compared to cash provided by operating assets and liabilities of $20.3 for the year ended December 31, 2006. Cash used by our operating assets and liabilities increased mainly due to the timing of payments to our retailers and the recognition of our telecommunication fee refund that was recorded in 2007 but not collected until 2008. This was offset by an increase in cash provided from operating results net of non-cash transactions on our Consolidated Income Statement of $7.8 million. The increase of $7.8 million resulted mostly from the 2007 impairment and excess inventory charges, increases in depreciation and other expense and amortization of intangible assets acquired from acquisitions.

Net cash used by investing activities for the year ended December 31, 2007 was $99.3 million compared to $89.0 million in the prior year period. In 2007 net cash used by investing activities consisted of a promissory note with Redbox of $10.0 million, acquisitions of subsidiaries of $7.3 million and capital expenditures of $84.3 million offset by proceeds from the sale of fixed assets of $2.3 million. Comparatively, in 2006 net cash used by investing activities consisted of net equity investments of $12.1 million, acquisitions of subsidiaries of $31.3 million and capital expenditures of $45.9 million. The increase in capital expenditures year-over-year is primarily a result of increased installation of coin and DVD machines during the year, upgrades to our machines, and other corporate infrastructure costs.

Net cash provided by financing activities for the year ended December 31, 2007, was $58.3 million compared to net cash used by financing activities of $25.8 million in the prior year period. In 2007, net cash provided by financing activities represented the borrowings on both our current and prior credit facilities of $400.5 million, proceeds of employee stock option exercises of $4.3 million and the excess tax benefit from exercise of stock options of $3.7 million, offset by cash used to make principal payments on debt of $338.5 million (including a $329.0 million early retirement of our prior credit facility), to repurchase our common stock of $10.0 million and financing costs associated with our current credit facility of $1.7 million. In 2006, net cash provided by financing activities represented the proceeds of employee stock option exercises of $5.4 million and the excess tax benefit from exercise of stock options of $1.0 million, offset by cash used to repurchase our common stock of $8.0 million and principal payments on debt of $24.2 million, including a $16.9 million mandatory paydown under the terms of our prior credit facility.

Equity Investments

In 2005, we invested $20.0 million to obtain a 47.3% interest in Redbox. In 2006, we invested an additional $12.0 million related to a conditional consideration agreement as certain targets were met; however, the percentage of our ownership interest in Redbox did not change. In 2007, we entered into a loan with Redbox in the amount of $10.0 million bearing interest at 11% per annum. Interest payments are first due on May 1, 2009 and then on each three month period thereafter through the maturity date of May 1, 2010. The loan is recorded in Other Assets on the Consolidated Balance Sheet as of December 31, 2007.

On January 1, 2008, we exercised our option to acquire a majority ownership interest in the voting equity of Redbox under the terms of the LLC Interest Purchase Agreement dated November 17, 2005. In conjunction with the option exercise and payment of $5.1 million, our ownership interest increased from 47.3% to 51.0%. Since our original investment in Redbox, we have been accounting for our 47.3% ownership interest under the equity method in our Consolidated Financial Statements. Effective with the close of this transaction, January 18, 2008, we will consolidate Redbox's financial results into our Consolidated Financial Statements.

Credit Facility

On November 20, 2007, we entered into a senior secured revolving line of credit facility, which replaced a prior credit facility, providing advances up to $400.0 million for (i) revolving loans, (ii) swingline advances subject to a sublimit of $25.0 million, and (iii) the issuance of letters of credit in our behalf subject to a sublimit of $50.0 million. We may, subject to applicable conditions, request an increase in the revolving line of credit facility up to an aggregate of an additional $50.0 million. Fees for this facility of approximately $1.7 million are being amortized over the 5-year life of the revolving line of credit facility. We amortize deferred finance fees on a straight-line basis which approximates the effective interest method. The credit facility matures on November 20, 2012, at which time all outstanding borrowings must be repaid and all outstanding letters of credit must have been cash collateralized. Our obligations under the revolving line of credit facility are secured by a first priority security interest in substantially all of our assets and the assets of our domestic subsidiaries, as well as a pledge of a substantial portion of our subsidiaries' capital stock. As of December 31, 2007, our outstanding revolving line of credit balance was $257.0 million.

Subject to applicable conditions, we may elect interest rates on our revolving borrowings calculated by reference to (i) the British Bankers Association LIBOR rate (the "BBA LIBOR Rate") fixed for given interest periods or (ii) Bank of America's prime rate (or, if greater, the average rate on overnight federal funds plus one half of one percent) (the "Base Rate"), plus a margin determined by our consolidated leverage ratio. For swing line borrowings, we will pay interest at the Base Rate, plus a margin determined by our consolidated leverage ratio. For borrowings made with the BBA LIBOR Rate, the margin ranges from 75 to 175 basis points, while for borrowings made with the Base Rate, the margin ranges from 0 to 50 basis points. As of December 31, 2007, our weighted average interest rate on the revolving line of credit facility was 6.3%.

The credit facility contains standard negative covenants and restrictions on actions including, without limitation, restrictions on indebtedness, liens, fundamental changes or dispositions of our assets, payments of dividends or common stock repurchases, capital expenditures, investments, and mergers, dispositions and acquisitions, among other restrictions. In addition, the credit agreement requires that we meet certain financial covenants, ratios and tests, including maintaining a maximum consolidated leverage ratio and a minimum interest coverage ratio, as defined in the credit agreement. As of December 31, 2007, we were in compliance with all covenants.

Previous to November 20, 2007, we were a party to a credit agreement entered into on July 7, 2004, with a syndicate of lenders led by JPMorgan Chase Bank and Lehman Brothers, Inc. The senior secured credit facility provided for advances totaling up to $310.0 million, consisting of a $60.0 million revolving credit facility and a $250.0 million term loan facility. On November 20, 2007, all outstanding debt on this facility was paid in full resulting in a charge totaling $1.8 million for the write-off of deferred financing fees.

Under the terms of our current credit facility, we are permitted to repurchase up to (i) $25.0 million of our common stock plus (ii) proceeds received after November 20, 2007, from the issuance of new shares of capital stock under our employee equity compensation plans. Subsequent to November 20, 2007 and as of December 31, 2007, the authorized cumulative proceeds received from option exercises or other equity purchases under our equity compensation plans totaled $0.3 million bringing the total authorized for purchase under our credit facility to $25.3 million. After taking into consideration our share repurchases of $6.5 million subsequent to November 20, 2007, the remaining amount authorized for repurchase under our credit facility is $18.8 million as of December 31, 2007, however we will not exceed our repurchase limit authorized by the board of directors as outlined below.

Apart from our credit facility limitations, our board of directors authorized the repurchase of up to $22.5 million of our common stock plus additional shares equal to the aggregate amount of net proceeds received after January 1, 2003, from our employee equity compensation plans. As of December 31, 2007, this authorization allow us to repurchase up to $15.0 million of our common stock.

As of December 31, 2007, we had six irrevocable standby letters of credit that totaled $12.4 million. These standby letters of credit, which expire at various times through December 2008, are used to collateralize certain obligations to third parties. Prior to and as of December 31, 2007, no amounts have been or are outstanding under these standby letters of credit.

We believe our existing cash, cash equivalents and amounts available to us under our credit facility will be sufficient to fund our cash requirements and capital expenditure needs for at least the next 12 months. After that time, the extent of additional financing needed, if any, will depend on the success of our business. If we significantly increase installations beyond planned levels or if coin-counting machine volumes generated or entertainment services machine plays are lower than historical levels, our cash needs may increase. Furthermore, our future capital requirements will depend on a number of factors, including cash required by future acquisitions, consumer use of our services, the timing and number of machine installations, the number of available installable machines, the type and scope of service enhancements and the cost of developing potential new product and service offerings and enhancements.

Off-Balance Sheet Arrangements

As of December 31, 2007, off-balance sheet arrangements are comprised of our operating leases and letters of credit disclosed in Note 8 to our Consolidated Financial Statements. We have no other off-balance sheet arrangements that have had or are reasonably likely to have a material current or future effect on our financial condition or Consolidated Financial Statements.

Contractual Obligations

The tables below summarize our contractual obligations and other commercial commitments as of December 31, 2007:

Contractual Obligations	Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(In thousands)				
Long-term debt(1)	$257,000			$257,000	
Capital lease obligations(2)	15,084	7,166	7,482	436	
Operating leases(3)	13,974	4,959	5,813	2,988	214
Purchase obligations(4)	11,378	11,378			
Asset retirement obligations(5)	1,610				1,610
Liability for uncertain tax positions(6)	1,200			1,200	
Total contractual cash obligations	$300,246	$23,503	$13,295	$261,624	$1,824

(1) Long-term debt does not include contractual interest payments as they are variable in nature.

(2) Capital lease obligations represent gross minimum lease payments, which includes interest.

(3) One of our lease agreements is a triple net operating lease. Accordingly, we are responsible for other obligations including, but not limited to, taxes, insurance, utilities and maintenance as incurred.

(4) Purchase obligations consist of outstanding purchase orders issued in the ordinary course of our business.

(5) Asset retirement obligations represent the fair value of a liability related to the machine removal costs following contract expiration.

(6) Liability for uncertain tax positions represents amounts that we are contingently liable for based on our tax positions which their respective statute of limitations ends within 4 to 5 years.

Other Commercial Commitments	Amount of Commitment Expiration by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(In thousands)				
Letters of credit	$12,428	$12,428			
Total commercial commitments	$12,428	$12,428	$—	$—	$—

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are subject to the risk of fluctuating interest rates in the normal course of business, primarily as a result of our credit agreement with a syndicate of lenders led by Bank of America, N.A. and investment activities that generally bear interest at variable rates. Because our investments have maturities of three months or less, and our credit facility interest rates are based upon either the LIBOR, prime rate or base rate plus an applicable margin, we believe that the risk of material loss is low and that the carrying amount of these balances approximates fair value.

Based on our outstanding revolving line of credit obligations of $257.0 million as of December 31, 2007, an increase of 1.0% in interest rates over the next year would increase our annualized interest expense by approximately $2.6 million; a decrease of 1.0% in interest rates over the next year would decrease our annualized interest expense by approximately $2.6 million. Such potential increases or decreases are based on certain simplified assumptions, including an immediate, across-the-board increase or decrease in the level of interest rates with no other subsequent changes for the remainder of the periods.

We are further subject to the risk of foreign exchange rate fluctuation in the normal course of business as a result of our operations in the United Kingdom, Europe, Canada and Mexico.

Item 8. Financial Statements and Supplementary Data.

See Item 15 for an index to the financial statements and supplementary data required by this item, which are included as a separate section on page 36 and which are incorporated herein by reference.

Supplemental Quarterly Financial Information

The following table sets forth selected unaudited quarterly financial information for the last eight quarters. This information has been prepared on the same basis as our audited Consolidated Financial Statements and includes, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair presentation of the quarterly results for the periods. The operating results for any quarter are not necessarily indicative of the results for future periods. Certain reclassifications have been made to the prior period balances to conform with the current year presentation.

	Three Month Periods Ended							
	Dec. 31, 2007(1)	Sept. 30, 2007(2)	June 30, 2007	March 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006(3)	March 31, 2006
	(In thousands, except per share data) (unaudited)							
Consolidated Statement of Operations:								
Revenue	$133,314	$143,291	$137,356	$132,336	$138,047	$140,036	$130,327	$126,032
Expenses:								
Direct operating	83,166	96,209	89,941	89,192	90,856	88,943	84,932	84,874
Operating taxes, net	1,946	(9,488)	2,629	2,447	1,936	2,446	2,722	2,825
Marketing	2,009	5,650	2,614	1,626	5,481	4,626	3,389	924
Research and development	1,070	1,397	1,345	1,341	1,155	1,457	1,393	1,241
General and administrative	13,857	15,685	13,404	12,247	13,033	13,984	12,594	11,366
Depreciation and other	14,724	15,100	14,549	14,468	13,272	13,410	13,295	12,859
Amortization of intangible assets	1,962	1,813	1,817	1,739	1,722	1,661	1,510	1,327
Impairment and excess inventory charges	65,220	—	—	—	—	—	—	—
(Loss) income from operations	(50,640)	16,925	11,057	9,276	10,592	13,509	10,492	10,616
Interest income and other, net	292	1,808	173	75	165	487	420	471
Interest expense	(4,605)	(4,365)	(4,125)	(3,974)	(3,910)	(4,120)	(3,986)	(3,732)
Income (loss) from equity investments and other	472	2,217	(1,101)	(255)	(118)	(443)	304	191
Early retirement of debt	(1,794)	—	—	—	—	—	—	(238)
(Loss) income before income taxes	(56,275)	16,585	6,004	5,122	6,729	9,433	7,230	7,308
Income tax benefit (expense)	19,053	(7,520)	(2,656)	(2,566)	(1,689)	(4,144)	(3,111)	(3,129)
Net (loss) income	$(37,222)	$ 9,065	$ 3,348	$ 2,556	$ 5,040	$ 5,289	$ 4,119	$ 4,179
Net (loss) income per share:								
Basic	$ (1.34)	$ 0.33	$ 0.12	$ 0.09	$ 0.18	$ 0.19	$ 0.15	$ 0.15
Diluted	$ (1.34)	$ 0.32	$ 0.12	$ 0.09	$ 0.18	$ 0.19	$ 0.15	$ 0.15

(1) In the fourth quarter of 2007, we recorded an impairment and excess inventory charge which is more fully described in Note 2 to our Consolidated Financial Statements.

(2) In the third quarter of 2007, we recognized a telecommunication fee refund which is more fully described in Note 2 and Note 17 to our Consolidated Financial Statements.

(3) In the second quarter of 2006, we acquired CMT.

Seasonality

We have historically experienced seasonality in our revenues with higher revenues in the second half of the year than in the first half of the year. Our coin services generally experiences its highest revenues in the third calendar quarter, followed by the fourth calendar quarter, and relatively lower revenues in the first half of the year. Our e-payment services (including money transfer) generally provides its highest revenue in the fourth quarter. We have not experienced significant seasonality in our entertainment services. We expect our results of operations will continue to fluctuate as a result of seasonal fluctuations and our revenue mix between relatively higher margin coin and e-payment services and relatively lower margin entertainment services.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(i) Disclosure Controls and Procedures.

Our Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) of the Securities Exchange Act of 1934). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2007.

(ii) Internal Control Over Financial Reporting.

(a) Management's report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 as required by the Securities Exchange Act of 1934 Rule 13a-15(c). In making this assessment, we used the criteria set forth in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

(b) Attestation report of the registered public accounting firm.

The attestation report of KPMG LLP, our independent registered public accounting firm, on the effectiveness of our internal control over financial reporting is set forth on page 41.

(c) Changes in internal control over financial reporting.

There was no change in our internal control over financial reporting during our fourth fiscal quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

(2) In the third quarter of 2007, we recognized a telecommunication fee refund which is more fully described in Note 2 and Note 17 to our Consolidated Financial Statements.

(3) In the second quarter of 2006, we acquired CMT.

Seasonality

We have historically experienced seasonality in our revenues with higher revenues in the second half of the year than in the first half of the year. Our coin services generally experiences its highest revenues in the third calendar quarter, followed by the fourth calendar quarter, and relatively lower revenues in the first half of the year. Our e-payment services (including money transfer) generally provides its highest revenue in the fourth quarter. We have not experienced significant seasonality in our entertainment services. We expect our results of operations will continue to fluctuate as a result of seasonal fluctuations and our revenue mix between relatively higher margin coin and e-payment services and relatively lower margin entertainment services.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(i) Disclosure Controls and Procedures.

Our Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) of the Securities Exchange Act of 1934). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2007.

(ii) Internal Control Over Financial Reporting.

(a) Management's report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 as required by the Securities Exchange Act of 1934 Rule 13a-15(c). In making this assessment, we used the criteria set forth in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

(b) Attestation report of the registered public accounting firm.

The attestation report of KPMG LLP, our independent registered public accounting firm, on the effectiveness of our internal control over financial reporting is set forth on page 41.

(c) Changes in internal control over financial reporting.

There was no change in our internal control over financial reporting during our fourth fiscal quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item is incorporated herein by reference to the Proxy Statement relating to our 2008 Annual Meeting of Stockholders.

Item 11. Executive Compensation.

The information required by this item is incorporated herein by reference to the Proxy Statement relating to our 2008 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated herein by reference to the Proxy Statement relating to our 2008 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated herein by reference to the Proxy Statement relating to our 2008 Annual Meeting of Stockholders.

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated herein by reference to the Proxy Statement relating to our 2008 Annual Meeting of Stockholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

The financial statements required by this item are submitted in a separate section beginning on page 41 of this Annual Report.

(a)(1) Index to Financial Statements

	Page
Reports of Independent Registered Public Accounting Firm — KPMG LLP	41
Consolidated Balance Sheets	43
Consolidated Statements of Operations	44
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)	45
Consolidated Statements of Cash Flows	46
Notes to Consolidated Financial Statements	47

(a)(2) Index to Financial Statement Schedules

All schedules have been omitted because they are not applicable or not required, or the required information is included in the financial statements or notes thereto.

(a)(3) Exhibit Index:

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger, dated May 23, 2004, by and among Registrant, Sesame Mergeco, Inc., ACMI Holdings, Inc., American Coin Merchandising, Inc. and Wellspring Capital Management LLC, as Stockholder Representative. (1)
2.2	LLC Interest Purchase Agreement dated November 17, 2005 by and among Redbox Automated Retail, LLC, McDonald's Ventures, LLC and Registrant. (2)

Exhibit Number	Description of Document
2.3	Asset Purchase Agreement by and among The Amusement Factory, L.L.C., Levine Investments Limited Partnership, American Coin Merchandising, Inc., Adventure Vending Inc. and Registrant. (3)
2.4	Agreement for the Sale and Purchase of the Entire Issued Share Capital of Travelex Money Transfer Limited dated April 30, 2006 by and among Travelex Limited, Registrant and Travelex Group Limited. (22)
2.5	Stock Purchase Agreement dated July 19, 2007 by and among Coinstar E-Payment Services Inc., Jose Francisco Leon, Benjamin Knoll, Martin Barrett, Frank Joseph Lawrence, David Mard and Robert Duran. (31)
2.6	First Amendment of Stock Purchase Agreement dated January 1, 2008 by and among Coinstar E-Payment Services Inc., Jose Francisco Leon, Benjamin Knoll, Martin Barrett, Frank Joseph Lawrence, David Mard and Robert Duran. (35)
3.1	Amended and Restated Certificate of Incorporation. (4)
3.2	Amended and Restated Bylaws. (33)
4.1	Reference is made to Exhibits 3.1 through 3.2. (4)
4.2	Specimen Stock Certificate. (4)
4.3	Second Amended and Restated Investor Rights Agreement, dated August 27, 1996, between Registrant and certain investors, as amended October 22, 1996. (4)
4.4	Rights Agreement dated as of November 12, 1998 between Registrant and American Securities Transfer and Trust, Inc. (5)
4.5	Certificate of Designation of Series A Preferred Stock. Reference is made to Exhibit A of Exhibit 4.4. (5)
4.6	Form of Rights Certificate. Reference is made to Exhibit B of Exhibit 4.4. (5)
10.1*	1997 Employee Stock Purchase Plan. (4)
10.2*	Amended and Restated 1997 Non-Employee Directors' Stock Option Plan. (6)
10.3*	Outside Directors' Deferred Compensation Plan. (7)
10.4*	1997 Amended and Restated Equity Incentive Plan. (8)
10.5*	2000 Amended and Restated Equity Incentive Plan. (9)
10.6*	Executive Deferred Compensation Plan. (7)
10.7*	Form of 1997 Amended and Restated Equity Incentive Plan Stock Option Grant Notice for option grants made prior to December 12, 2005. (10)
10.8*	Form of 1997 Amended and Restated Equity Incentive Plan Stock Option Grant Notice for option grants made after December 12, 2005 to the CEO or CFO. (20)
10.9*	Form of 1997 Amended and Restated Equity Incentive Plan Stock Option Grant Notice for option grants made after December 12, 2005 to plan participants other than the CEO or CFO. (20)
10.10*	Form of 2000 Amended and Restated Equity Incentive Plan Stock Option Grant Notice. (10)
10.11*	Form of Indemnity Agreement between Registrant and its Executive Officers and Directors. (4)
10.12*	Form of Release Agreement. (11)
10.13*	Summary of 2007 Base Salaries for 2006 Named Executive Officers. (30)
10.14*	Form of Restricted Stock Award under the 1997 Amended and Restated Equity Incentive Plan for awards made prior to December 12, 2005. (12)
10.15*	Form of Restricted Stock Award under the 1997 Amended and Restated Equity Incentive Plan for awards made after December 12, 2005 to the CEO or CFO. (20)
10.16*	Form of Restricted Stock Award under the 1997 Amended and Restated Equity Incentive Plan for awards made after December 12, 2005 to plan participants other than the CEO or CFO. (20)
10.17*	Summary of Director Fees. (32)
10.18	Credit Agreement, dated July 7, 2004, among Registrant, as Borrower, Bank of America, N.A., Keybank National Association and Wells Fargo Bank, National Association, as Documentation Agents, Lehman Commercial Paper, Inc., as Syndication Agent, and JPMorgan Chase Bank, as Administrative Agent. (1)

Exhibit Number	Description of Document
10.19	First Amendment, dated December 21, 2004, to the Credit Agreement, dated July 7, 2004, among Registrant, as Borrower, Bank of America, N.A., Keybank National Association and Wells Fargo Bank, National Association, as Documentation Agents, Lehman Commercial Paper, Inc., as Syndication Agent, and JPMorgan Chase Bank, as Administrative Agent. (13)
10.20	Lease Agreement, dated January 1, 2004, by and between Registrant and EOP Operating Limited Partnership. (14)
10.21	Industrial Building Lease, dated October 24, 2002, by and between FCF Properties, LLC and American Coin Merchandising, Inc., a wholly-owned subsidiary of Registrant, as amended June 6, 2003. (15)
10.22*	Employment Agreement between Brian V. Turner and Registrant dated August 5, 2005. (16)
10.23*	Change of Control Agreement between Brian V. Turner and Registrant dated August 5, 2005. (16)
10.24*	Employment Agreement between David W. Cole and Registrant dated January 1, 2004. (14)
10.25*	Stock Option Agreement, Grant to Chief Executive Officer dated October 8, 2001. (17)
10.26	Voting Agreement between Levine Investments Limited Partnership and Registrant dated November 1, 2005. (18)
10.27*	2006 Incentive Compensation Plan. (19)
10.28	Lease Agreement dated November 1, 2005, by and between Van Nuys Airpark Building 5, LLC and Adventure Vending Inc., a wholly-owned subsidiary of Registrant. (21)
10.29	Lease Agreement dated November 1, 2005, by and between Van Nuys Airpark Building 5, LLC and Adventure Vending Inc., a wholly-owned subsidiary of Registrant. (21)
10.30	Lease Agreement dated November 1, 2005, by and between Levine & Riggle Rental Company Limited Partnership and Adventure Vending Inc., a wholly-owned subsidiary of Registrant. (21)
10.31	Transitional Services Agreement dated May 31, 2006 between Travelex Limited, Travelex Money Transfer Limited and Registrant. (23)
10.32*	Form of Restricted Stock Award under the 1997 Amended And Restated Equity Incentive Plan for Awards Made to Nonemployee Directors. (24)
10.33*	Form of Stock Option Grant under 1997 Amended and Restated Equity Incentive Plan For Grants Made to Nonemployee Directors. (24)
10.34*	Employment Agreement effective as of July 7, 2006, between Randall J. Fagundo and Registrant. (25)
10.35*	Amended and Restated Equity Grant Program for Nonemployee Directors under the Coinstar, Inc. 1997 Amended and Restated Equity Incentive Plan. (26)
10.36*	Form of Restricted Stock Award for CEO or CFO for Performance-Based Awards Made to the CEO or CFO under the 1997 Amended and Restated Equity Incentive Plan. (27)
10.37*	Form of Restricted Stock Award for Participants Other than the CEO or CFO for Performance-Based Awards to Plan Participants Other than the CEO or CFO under the 1997 Amended and Restated Equity Incentive Plan. (27)
10.38*	2007 Incentive Compensation Plan. (28)
10.39*	Form of Change of Control Agreement. (29)
10.40*	Amended and Restated Equity Grant Program for Nonemployee Directors under the Coinstar, Inc. 1997 Amended and Restated Equity Incentive Plan. (32)
10.41	Credit Agreement, dated November 20, 2007, among Coinstar, Inc., as borrower, Bank of America, N.A., as administrative agent, swing line lender, and letter of credit issuer, Banc of America Securities LLC and J.P. Morgan Securities Inc., as joint lead arrangers and joint book managers, JPMorgan Chase Bank, N.A., as syndication agent, Keybank National Association, U.S. Bank National Association and Wells Fargo Bank, N.A., as co-documentation agents, and the other lenders party thereto. (34)
21.1	Subsidiaries.
23.1	Consent of Independent Registered Public Accounting Firm — KPMG LLP.
31.1	Certification of Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description of Document
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates a management contract or compensatory plan or arrangement.

(1) Incorporated by reference to the Registrant's Form 8-K filed on July 7, 2004 (File Number 000-22555).

(2) Incorporated by reference to the Registrant's Form 8-K filed on November 18, 2005 (File Number 000-22555).

(3) Incorporated by reference to the Registrant's Form 8-K filed on October 19, 2005 (File Number 000-22555).

(4) Incorporated by reference to the Registrant's Registration Statement on Form S-4 filed on August 8, 1997 (No. 333-33233).

(5) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (File Number 000-22555).

(6) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 (File Number 000-22555).

(7) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (File Number 000-22555).

(8) Incorporated by reference to Appendix A the Registrant's Definitive Proxy Statement on Form DEF 14A filed on April 27, 2008 (File Number 000-22555).

(9) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (File Number 000-22555).

(10) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (File Number 000-22555).

(11) Incorporated by reference to the Registrant's Form 8-K filed on June 22, 2001 (File Number 000-22555).

(12) Incorporated by reference to the Registrant's Form 8-K filed on January 20, 2005 (File Number 000-22555).

(13) Incorporated by reference to the Registrant's Form 8-K filed on December 22, 2004 (File Number 000-22555).

(14) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (File Number 000-22555).

(15) Incorporated by reference to the Registrant's Form 8-K filed on December 6, 2004 (File Number 000-22555).

(16) Incorporated by reference to the Registrant's Form 8-K filed on August 10, 2005 (File Number 000-22555).

(17) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 (File Number 000-22555).

(18) Incorporated by reference to the Registrant's Form 8-K filed on November 2, 2005 (File Number 000-22555).

(19) Incorporated by reference to the Registrant's Form 8-K filed on February 16, 2006 (File Number 000-22555).

(20) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 (File Number 000-22555).

(21) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (File Number 000-22555).

(22) Incorporated by reference to the Registrant's Form 8-K filed on May 4, 2006 (File Number 000-22555).

(23) Incorporated by reference to the Registrant's Form 8-K filed on June 6, 2006 (File Number 000-22555).

(24) Incorporated by reference to the Registrant's Form 8-K filed on June 14, 2006 (File Number 000-22555).

(25) Incorporated by reference to the Registrant's Form 8-K filed on July 5, 2006 (File Number 000-22555).

(26) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File Number 000-22555).

(27) Incorporated by reference to the Registrant's Form 8-K filed on February 6, 2007 (File Number 000-22555).

(28) Incorporated by reference to the Registrant's Form 8-K filed on February 8, 2007 (File Number 000-22555).

(29) Incorporated by reference to the Registrant's Form 8-K filed on March 7, 2007 (File Number 000-22555).

(30) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File Number 000-22555).

(31) Incorporated by reference to the Registrant's Form 8-K filed on July 25, 2007 (File Number 000-22555).

(32) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (File Number 000-22555).

(33) Incorporated by reference to the Registrant's Form 8-K filed on October 19, 2007 (File Number 000-22555).

(34) Incorporated by reference to the Registrant's Form 8-K filed on November 26, 2007 (File Number 000-22555).

(35) Incorporated by reference to the Registrant's Form 8-K filed on January 7, 2008 (File Number 000-22555).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coinstar, Inc.

By: /s/ BRIAN V. TURNER

Brian V. Turner
Chief Financial Officer
Date: February 28, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID W. COLE David W. Cole	Chief Executive Officer and Director	February 28, 2008
/s/ BRIAN V. TURNER Brian V. Turner	Chief Financial Officer	February 28, 2008
/s/ RICHARD C. DECK Richard C. Deck	Chief Accounting Officer	February 28, 2008
/s/ KEITH D. GRINSTEIN Keith D. Grinstein	Chairman of the Board	February 28, 2008
/s/ DEBORAH L. BEVIER Deborah L. Bevier	Director	February 28, 2008
/s/ DAVID M. ESKENAZY David M. Eskenazy	Director	February 28, 2008
/s/ R. MICHAEL ROULEAU R. Michael Rouleau	Director	February 28, 2008
/s/ ROBERT D. SZNEWAJS Robert D. Sznewajs	Director	February 28, 2008
/s/ RONALD B. WOODARD Ronald B. Woodard	Director	February 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Coinstar, Inc.:

We have audited Coinstar, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Coinstar, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Coinstar, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 25, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Seattle, Washington
February 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Coinstar, Inc.:

We have audited the accompanying consolidated balance sheets of Coinstar, Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coinstar, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Coinstar, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Seattle, Washington
February 25, 2008

COINSTAR, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2007	December 31, 2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 18,497	$ 18,687
Cash in machine or in transit	78,097	63,740
Cash being processed	99,998	95,737
Accounts receivable, net of allowance for doubtful accounts of $1,489 and $1,050 at December 31, 2007 and 2006, respectively	49,809	21,339
Inventory	33,360	39,334
Deferred income taxes	3,459	17,775
Prepaid expenses and other current assets	18,747	13,371
Total current assets	301,967	269,983
PROPERTY AND EQUIPMENT, NET	146,041	160,962
DEFERRED INCOME TAXES	16,447	34
OTHER ASSETS	15,150	3,807
EQUITY INVESTMENTS	33,052	31,259
INTANGIBLE ASSETS, NET	34,457	43,121
GOODWILL	221,459	208,917
TOTAL ASSETS	$768,573	$718,083
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 49,829	$ 57,536
Accrued liabilities payable to retailers	99,998	95,737
Other accrued liabilities	40,911	35,693
Current portion of long-term debt and capital lease obligations	6,505	7,883
Total current liabilities	197,243	196,849
LONG-TERM DEBT, CAPITAL LEASE OBLIGATIONS AND OTHER	266,146	192,381
DEFERRED TAX LIABILITY	54	7,488
TOTAL LIABILITIES	463,443	396,718
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.001 par value — Authorized, 5,000,000 shares; no shares issued and outstanding at December 31, 2007 and 2006	—	—
Common stock, $0.001 par value — Authorized, 45,000,000 shares; 29,665,125 and 29,383,150 issued and 27,739,044 and 27,816,011 shares outstanding at December 31, 2007 and 2006, respectively	354,509	343,229
(Accumulated deficit) retained earnings	(16,784)	5,469
Treasury stock	(40,831)	(30,806)
Accumulated other comprehensive income	8,236	3,473
Total stockholders' equity	305,130	321,365
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$768,573	$718,083

See notes to Consolidated Financial Statements

COINSTAR, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2007	2006	2005
REVENUE	$546,297	$534,442	$459,739
EXPENSES:			
Direct operating	358,508	349,605	304,594
Operating taxes, net	(2,466)	9,929	8,705
Marketing	11,899	14,420	10,748
Research and development	5,153	5,246	5,716
General and administrative	55,193	50,977	32,488
Depreciation and other	58,841	52,836	45,347
Amortization of intangible assets	7,331	6,220	4,556
Impairment and excess inventory charges	65,220	—	—
(Loss) income from operations	(13,382)	45,209	47,585
OTHER INCOME (EXPENSE):			
Interest income and other, net	2,348	1,543	1,477
Interest expense	(17,069)	(15,748)	(12,916)
Income (loss) from equity investments and other	1,333	(66)	353
Early retirement of debt	(1,794)	(238)	—
(Loss) income before income taxes	(28,564)	30,700	36,499
Income tax benefit (expense)	6,311	(12,073)	(14,227)
NET (LOSS) INCOME	$ (22,253)	$ 18,627	$ 22,272
NET (LOSS) INCOME PER SHARE:			
Basic	$ (0.80)	$ 0.67	$ 0.86
Diluted	$ (0.80)	$ 0.66	$ 0.86
WEIGHTED SHARES OUTSTANDING:			
Basic	27,805	27,686	25,767
Diluted	27,805	28,028	26,033

See notes to Consolidated Financial Statements

COINSTAR, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data)

	Common Stock		Retained Earnings (Accumulated Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income (Loss)
	Shares	Amount					
BALANCE, December 31, 2004	25,227,487	$282,046	$(35,430)	$(22,783)	$ 2,313	$226,146	
Proceeds from issuance of shares under employee stock purchase plan	82,454	989				989	
Proceeds from exercise of stock options, net	323,633	4,559				4,559	
Stock-based compensation expense	84,782	340				340	
Tax benefit on share-based compensation		1,048				1,048	
Equity purchase of assets, net of issuance cost of $66	2,057,272	39,969				39,969	
Net income			22,272			22,272	$ 22,272
Short-term investments net of tax benefit of $4					(6)	(6)	(6)
Foreign currency translation adjustments net of tax benefit of $832					(1,324)	(1,324)	(1,324)
Interest rate hedges on long-term debt net of tax expense of $35					54	54	54
Total comprehensive income							$ 20,996
BALANCE, December 31, 2005	27,775,628	328,951	(13,158)	(22,783)	1,037	294,047	
Proceeds from exercise of stock options, net	310,840	5,368				5,368	
Stock-based compensation expense		6,258				6,258	
Tax benefit on share-based compensation		979				979	
Equity purchase of assets	63,468	1,673				1,673	
Treasury stock purchase	(333,925)			(8,023)		(8,023)	
Net income			18,627			18,627	$ 18,627
Short-term investments net of tax expense of $8					12	12	12
Foreign currency translation adjustments net of tax expense of $732					2,482	2,482	2,482
Interest rate hedges on long-term debt net of tax benefit of $34					(58)	(58)	(58)
Total comprehensive income							$ 21,063
BALANCE, December 31, 2006	27,816,011	343,229	5,469	(30,806)	3,473	321,365	
Proceeds from exercise of stock options, net	218,229	4,232				4,232	
Stock-based compensation expense	63,746	6,421				6,421	
Tax benefit on share-based compensation		627				627	
Treasury stock purchase	(358,942)			(10,025)		(10,025)	
Net loss			(22,253)			(22,253)	$(22,253)
Short-term investments net of tax expense of $2					1	1	1
Foreign currency translation adjustments net of tax expense of $205					4,828	4,828	4,828
Interest rate hedges on long-term debt net of tax benefit of $44					(66)	(66)	(66)
Total comprehensive loss							$(17,490)
BALANCE, December 31, 2007	27,739,044	$354,509	$(16,784)	$(40,831)	$ 8,236	$305,130	

See notes to Consolidated Financial Statements

COINSTAR, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2007	2006	2005
OPERATING ACTIVITIES:			
Net (loss) income	$ (22,253)	$ 18,627	$ 22,272
Adjustments to reconcile (loss) income from operations to net cash provided by operating activities:			
Depreciation and other	58,841	52,836	45,347
Amortization of intangible assets	7,331	6,220	4,556
Amortization of deferred financing fees	712	760	785
Loss on early retirement of debt	1,794	238	—
Impairment and excess inventory charges	65,220	—	—
Non-cash stock-based compensation	6,421	6,258	340
Excess tax benefit on share based awards	(3,764)	(1,033)	—
Deferred income taxes	(9,142)	10,183	14,315
(Income) loss from equity investments	(1,624)	66	(353)
Return on equity investments	—	929	974
Other	(656)	38	41
Cash (used) provided by changes in operating assets and liabilities, net of effects of business acquisitions:			
Accounts receivable	(27,016)	(8,464)	(2,159)
Inventory	(3,547)	(9,253)	2,920
Prepaid expenses and other current assets	(8,594)	(3,138)	(2,480)
Other assets	(4,773)	(444)	172
Accounts payable	(7,624)	25,507	880
Accrued liabilities payable to retailers	2,535	9,977	12,722
Accrued liabilities	4,205	6,073	2,791
Net cash provided by operating activities	58,066	115,380	103,123
INVESTING ACTIVITIES:			
Purchase of property and equipment	(84,318)	(45,867)	(43,905)
Acquisitions, net of cash acquired	(7,249)	(31,254)	(20,832)
Equity investments	—	(12,109)	(20,327)
Loan to equity investee	(10,000)	—	—
Proceeds from sale of fixed assets	2,294	254	432
Net cash used by investing activities	(99,273)	(88,976)	(84,632)
FINANCING ACTIVITIES:			
Principal payments on long-term debt, revolver loan and capital lease obligations	(338,543)	(24,209)	(3,762)
Borrowings on previous and current credit facilities	400,500	—	—
Financing costs associated with revolving line of credit	(1,692)	—	—
Excess tax benefit on share based awards	3,764	1,033	—
Repurchase of common stock	(10,025)	(8,023)	—
Proceeds from exercise of stock options	4,281	5,357	5,548
Net cash provided (used) by financing activities	58,285	(25,842)	1,786
Effect of exchange rate changes on cash	1,350	2,335	(1,797)
NET INCREASE IN CASH AND CASH EQUIVALENTS, CASH IN MACHINE OR IN TRANSIT, AND CASH BEING PROCESSED	18,428	2,897	18,480
CASH AND CASH EQUIVALENTS, CASH IN MACHINE OR IN TRANSIT, AND CASH BEING PROCESSED:			
Beginning of period	178,164	175,267	156,787
End of period	$ 196,592	$178,164	$175,267
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the period for interest	$ 18,901	$ 14,795	$ 11,516
Cash paid during the period for income taxes	3,480	1,982	1,089
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Purchase of vehicles financed by capital lease obligations	$ 9,700	$ 13,811	$ 2,280
Common stock issued in conjuction with acquisition	—	1,673	39,969
Accrued acquisition costs	1,051	217	—

See notes to Consolidated Financial Statements

NOTE 1: ORGANIZATION AND BUSINESS

Description of company: Incorporated as a Delaware company in 1993, Coinstar is a multi-national company offering a range of 4th Wall™ solutions for retailers' storefronts consisting of self-service coin counting, electronic payment ("e-payment") services such as money transfer services, stored value cards, payroll cards, prepaid debit cards and prepaid wireless products via point-of-sale terminals and non-coin-counting kiosks, and entertainment services such as skill-crane machines, bulk vending machines and kiddie rides. In addition, we offer self-service DVD kiosks where consumers can rent or purchase movies. Our services, in one form or another, are currently offered in supermarkets, mass merchandisers, warehouse clubs, drugstores, universities, shopping malls and convenience stores in the United States, Canada, Mexico, Puerto Rico, the United Kingdom and other countries. As of December 31, 2007, we had a total of approximately 15,400 coin-counting machines installed, over 280,000 entertainment services machines installed, over 17,500 locations where our point-of-sale terminals were installed and over 400 non-coin-counting kiosks installed.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation: The accompanying Consolidated Financial Statements include the accounts of Coinstar, Inc., our wholly-owned subsidiaries and other entities in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* ("FIN 46R"). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These judgments are difficult as matters that are inherently uncertain directly impact their valuation and accounting. Actual results may vary from management's estimates and assumptions.

Cash in machine or in transit and cash being processed: Cash in machine or in transit represents coin residing or estimated in our coin-counting or entertainment machines, cash being processed by carriers, cash in our cash registers and cash deposits in transit. Cash being processed represents cash which we are obligated to use to settle our accrued liabilities payable to retailers.

Securities available-for-sale: Our investments are classified as available-for-sale and are stated at fair value. Our available-for-sale securities have maturities of one year or less and are reported at fair value based on quoted market prices and are included in the balance sheet caption "prepaid expenses and other current assets." Changes in unrealized gains and losses are reported as a separate component of accumulated other comprehensive income.

Accounts receivable: Accounts receivable represents receivables, net of allowances for doubtful accounts. The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. We determine the allowance based on known troubled accounts, historical experience and other currently available evidence. When a specific account is deemed uncollectible, the account is written off against the allowance. In 2007, the amount expensed for uncollectible accounts was approximately $361,000 and the amount charged against the allowance was $105,000. In 2006, the amount expensed for uncollectible accounts was approximately $433,000 and the amount charged against the allowance was $500,000.

Inventory: Inventory, which consists primarily of plush toys and other products dispensed from our entertainment services machines, is stated at the lower of cost or market. The cost of inventory includes mainly the cost of materials, and to a lesser extent, labor, overhead and freight. Cost is determined using the average cost method. Inventory, which is considered finished goods, consists of purchased items ready for resale or use in vending operations. Also included in inventory are prepaid airtime, prepaid phones, prepaid phone cards and DVDs; cost is determined using first-in-first-out method. In 2007, we wrote-off approximately $4.7 million of excess inventory in connection with an agreement reached with one of our largest retailers, Wal-Mart. The write-off is discussed further in the "impairment of long-lived assets" policy note below.

Property and equipment: Property and equipment are stated at cost, net of accumulated depreciation. Expenditures that extend the life, increase the capacity, or improve the efficiency of property and equipment are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation is recognized using the straight-line method over the following approximate useful lives.

	Useful Life
Coin-counting and e-payment machines	5 years
Entertainment service machines	3 to 10 years
Vending machines	3 to 5 years
Computers	3 years
Office furniture and equipment	5 years
Leased vehicles	lease term
Leasehold improvements	shorter of lease term or useful life of improvement

Equity investments: In 2005, we invested $20.0 million to obtain a 47.3% interest in Redbox Automated Retail, LLC ("Redbox"). In 2006, we invested an additional $12.0 million related to a conditional consideration agreement as certain targets were met; however, the percentage of our ownership interest in Redbox did not change. In 2007, we entered into a loan with Redbox in the amount of $10.0 million bearing interest at 11% per annum. Interest payments are first due on May 1, 2009 and then on each three month period thereafter through the maturity date of May 1, 2010. The loan is recorded in Other Assets on the Consolidated Balance Sheet as of December 31, 2007.

On January 1, 2008, we exercised our option to acquire a majority ownership interest in the voting equity of Redbox under the terms of the LLC Interest Purchase Agreement dated November 17, 2005. In conjunction with the option exercise and payment of $5.1 million, our ownership interest increased from 47.3% to 51.0%. Since our original investment in Redbox, we have been accounting for our 47.3% ownership interest under the equity method in our Consolidated Financial Statements. Effective with the close of this transaction, January 18, 2008, we will consolidate Redbox's financial results into our Consolidated Financial Statements.

Purchase price allocations: In connection with our acquisitions, we have allocated the respective purchase prices plus transaction costs to the estimated fair values of assets acquired and liabilities assumed. These purchase price allocations were based on our estimates of fair values. Adjustments to our purchase price allocation estimates are made based on our final analysis of the fair value during the allocation period, which is within one year of the purchase date.

Goodwill and intangible assets: Goodwill represents the excess of cost over the estimated fair value of net assets acquired, which is not being amortized. We test goodwill for impairment at the reporting unit level on an annual or more frequent basis as determined necessary. FASB Statement No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142") requires a two-step goodwill impairment test whereby the first step, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second test is not performed. The second step of the impairment test is performed when required and compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

As of December 31, 2007, we have two reporting units; North American and International. Based on the annual goodwill test for impairment we performed for the years ended December 31, 2007 and 2006, we determined there was no impairment of our goodwill. There was no goodwill impairment associated with the asset group that had the impairment charge described below as that asset group is not a reporting unit as defined by SFAS 142.

Our intangible assets are comprised primarily of retailer relationships acquired in connection with our acquisitions through the end of 2007. We used expectations of future cash flows to estimate the fair value of the acquired retailer relationships. We amortize our intangible assets on a straight-line basis over their expected useful lives which range between 1 and 40 years.

Patent costs: Costs to successfully defend a challenge to our patents are capitalized. Costs which relate to an unsuccessful outcome are charged to expense.

Impairment of long-lived assets: Long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that would indicate potential impairment include, but are not limited to, significant decreases in the market value of the long-lived asset(s), a significant change in the long-lived asset's physical condition and operating or cash flow losses associated with the use of the long-lived asset. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. While we continue to review and analyze many factors that can impact our business in the future, our analyses are subjective and are based on conditions existing at, and trends leading up to, the time the estimates and assumptions are made. Actual results could differ materially from these estimates and assumptions.

Prior to December 31, 2007, Wal-Mart management expressed its intent to reset and optimize its store entrances. In February 2008, we reached an agreement with Wal-Mart to significantly expand our coin-counting machines and our DVD kiosk locations over the next 12 to 18 months. In conjunction with the expansion, we will be removing approximately 50% of our cranes, bulk heads, and kiddie rides from our existing Wal-Mart locations. This decision, along with other contract terminations or decisions to scale-back the number of entertainment machines with other retail partners as well as macro-economic trends negatively affecting the entertainment service industry, resulted in excess equipment and inventory. As a result, we recorded a non-cash impairment charge of $65.2 million as of December 31, 2007 related to an asset group that includes this equipment and certain intangible assets. Of this amount, $52.6 million relates to the impairment of these cranes, bulk heads and kiddie rides, $7.9 million relates to the impairment of certain intangible assets and $4.7 million relates to the write-off of excess inventory. We estimated the fair values of these assets using discounted cash flows, or liquidation value for certain assets, which we considered an appropriate method in the circumstance.

Settlement of liabilities: In accordance with FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS 140"), we consider liabilities to be extinguished when the debtor pays or is legally released from the obligation. During the first quarter of 2007, the company reversed liabilities totaling $870,000 in accordance with SFAS 140.

Revenue recognition: We recognize revenue as follows:

- Coin-counting revenue is recognized at the time the consumers' coins are counted by our coin-counting machines;
- Entertainment services revenue is recognized at the time cash is deposited in our machines. Cash deposited in the machines that has not yet been collected is referred to as cash in machine and is estimated at period end and reported on the balance sheet as cash in machine or in transit. This estimate is based on the average daily revenue per machine, multiplied by the number of days since the coin in the machine has been collected. The estimated value of our entertainment services cash in machine was approximately $8.4 million and $7.1 million as of December 31, 2007 and 2006, respectively;
- E-payment services revenue is recognized at the point of sale based on our commissions earned, net of retailer fees. Money transfer revenue is recognized at the time the customer completes the transaction.

Fees paid to retailers: Fees paid to retailers relate to the amount we pay our retailers for the benefit of placing our machines in their stores and their agreement to provide certain services on our behalf to our customers. The fee is generally calculated as a percentage of each coin-counting transaction or as a percentage of our entertainment and

DVD revenues and is recorded in our consolidated income statement under the caption "direct operating expenses." The fee arrangements are based on our negotiations and evaluation of certain factors with the retailers such as total revenue, e-payment capabilities, long-term non-cancelable contracts, installation of our machines in high traffic and/or urban or rural locations, new product commitments, co-op marketing incentive, or other criteria. We recognize this expense at the time we recognize the associated revenue from each of our customer transactions. This expense is recorded on a straight-line basis as a percentage of revenue based on estimated annual volumes. In certain instances, we prepay amounts to our entertainment services retailers, which are expensed over the contract term. The expense is included in depreciation and other in the accompanying consolidated statements of operations and cash flows.

Operating taxes, net: Taxes related to operating our business are recorded in operating taxes, net on the consolidated statement of operations. Such taxes include property taxes, sales and use taxes, and franchise taxes and do not include income taxes. During the third quarter of 2007, operating taxes, net included a telecommunication fee refund in the amount of $11.8 million as a result of an Internal Revenue Service ruling that telecommunication fees paid during the period of March 1, 2003 through July 31, 2006 were improperly collected by the United States government. The $11.8 million represents the refund amount as filed on our fiscal year 2006 federal income tax return. This telecommunication fee refund, along with the $5.5 million amount received by us on behalf of our equity investment related party and accrued interest totaling $17.6 million is included in accounts receivable, net as of December 31, 2007. As discussed in Note 17, this related party amount of the receivable resulted in a payable to the related party. In February 2008, we received the refund in the amount that we estimated.

Fair value of financial instruments: The carrying amounts for cash and cash equivalents, our receivables and our payables approximate fair value, which is the amount for which the instrument could be exchanged in a current transaction between willing parties. The fair value of our revolving line of credit approximates its carrying amounts.

Foreign currency translation: The functional currencies of our International subsidiaries are the British Pound Sterling for Coinstar Limited in the United Kingdom and the Euro for CMT. We translate assets and liabilities related to these operations to U.S. dollars at the exchange rate in effect at the date of the consolidated balance sheet; we convert revenues and expenses into U.S. dollars using the average monthly exchange rates. Translation gains and losses are reported as a separate component of accumulated other comprehensive income.

Stock-based compensation: Effective January 1, 2006, we adopted the fair value recognition provisions of FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R") using the modified — prospective transition method. Under this transition method, compensation expense recognized includes the estimated fair value of stock options granted on and subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R, and the estimated fair value of the portion vesting in the period for options granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*. In accordance with the modified-prospective transition method, results for prior periods have not been restated.

Prior to the adoption of SFAS 123R on January 1, 2006, we accounted for stock-based awards to employees using the intrinsic value method in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. All options granted under the stock-based compensation plans had an exercise price equal to the fair market value of the stock at the date of grant. Accordingly, no compensation expense, other than for restricted stock, was recognized for our stock-based compensation associated with stock options.

The following table illustrates the effect on net income and net income per share had we applied the fair value recognition provision of SFAS 123 to the stock option awards. Disclosures for the years ended December 31, 2007 and 2006 are not presented because the amounts are recognized in the Consolidated Financial Statements.

	Year Ended December 31, 2005
	(In thousands, except per share data)
Net income (as reported):	$22,272
Add:	
Total stock-based employee compensation included in the determination of net income as reported, net of tax effect of $133	207
Deduct:	
Total stock-based employee compensation determined under fair value based method for all awards, net of tax effect of $2,259	(4,588)
Pro forma net income:	$17,891
Net income per share:	
Basic:	
As reported:	$ 0.86
Pro forma:	$ 0.69
Diluted:	
As reported:	$ 0.86
Pro forma:	$ 0.69

Prior to the adoption of SFAS 123R we presented all tax benefits resulting from the exercise of stock options as operating cash inflows in the consolidated statements of cash flows, in accordance with the provisions of the Emerging Issues Task Force ("EITF") Issue No. 00-15, *Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option.* SFAS 123R requires the benefits of tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash inflows when they are realized rather than operating cash inflows, on a prospective basis. Excess tax benefits generated during the year ended December 31, 2007 and 2006, were approximately $3.8 million and $1.0 million, respectively.

Income taxes: Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and operating loss and tax credit carryforwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities and operating loss and tax credit carryforwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carryforwards are expected to be recovered or settled.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 is an interpretation of FASB Statement No. 109, *Accounting for Income Taxes* ("SFAS 109") which provides comprehensive guidance on the recognition and measurement of tax positions in previously filed tax returns or positions expected to be taken in future tax returns. The tax benefit from an uncertain tax position must meet a "more-likely-than-not" recognition threshold and is measured at the largest amount of benefit greater than 50% determined by cumulative probability of being realized upon ultimate settlement with the taxing authority. The interpretation provides guidance on derecognition, classification, interest and penalties, as well as disclosure requirements in the financial statements of uncertain tax positions.

As of the adoption date and as of December 31, 2007 we identified $1.2 million of unrecognized tax benefits which would affect our effective tax rate if recognized.

In accordance with our accounting policy, we recognize interest and penalties associated with uncertain tax positions in income tax expense. As of the adoption date and December 31, 2007, it was not necessary to accrue interest and penalties associated with the uncertain tax positions identified.

We are generally not subject to income tax examination in jurisdictions within the United States for years prior to 1995. For non United States jurisdictions, we are generally not subject to income tax examination for years prior to 1998.

Research and development: Costs incurred for research and development activities are expensed as incurred. Software costs developed for internal use are accounted for under Statement of Position ("SOP") 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.*

Recent accounting pronouncements: In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measures* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. The effective date of SFAS 157 for nonfinancial assets and liabilities has been delayed by one year to fiscal years beginning after November 15, 2008. We are currently reviewing the provisions of SFAS 157 to determine the impact to our Consolidated Financial Statements.

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment to FASB Statement No. 115* ("SFAS 159"). Under SFAS 159, entities may elect to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the fair value option, will enable entities to achieve an offset accounting effect for changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of the provisions of SFAS 159 is not expected to have a material impact to our Consolidated Financial Statements.

In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R, retains the fundamental requirements of Statement No. 141 to account for all business combinations using the acquisition method (formerly the purchase method) and for an acquiring entity to be identified in all business combinations. However, the new standard requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R is effective for acquisition made on or after the first day of annual periods beginning on or after December 15, 2008. We are currently reviewing the provisions of SFAS 141R to determine the impact to our Consolidated Financial Statements.

In December 2007, the FASB issued FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51* ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for annual periods beginning on or after December 15, 2008. We are currently reviewing the provisions of SFAS 160 to determine the impact to our Consolidated Financial Statements.

Reclassifications: Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

NOTE 3: ACQUISITIONS

In connection with our acquisitions, we have allocated the respective purchase prices plus transaction costs to the estimated fair values of the tangible and intangible assets acquired and liabilities assumed. These purchase price allocation estimates were based on our estimates of fair values.

Video Vending New York, Inc. (d.b.a. "DVDXpress"): In 2005, we entered into a credit agreement, which was subsequently amended, to provide DVDXpress with a credit facility to provide up to $9.9 million in financing. In addition, we signed an asset purchase option agreement in 2005 and on September 27, 2007, we provided notice of exercise of the option and acquired substantially all of DVDXpress' assets and certain liabilities in exchange for a cash payment of $2.7 million, their outstanding debt and accrued interest of $8.4 million on the credit facility plus contingent consideration up to $1.0 million based on the achievement of specific conditions. In December 2007, the specific conditions were met and the $1.0 million contingent amount was paid to the sellers February 2008. DVDXpress provides a network of automated DVD rental and purchase kiosk in the United States. In addition to the purchase price, we incurred an estimated $0.4 million in transaction costs including amounts related to legal and accounting charges. Prior to the acquisition, we consolidated the fair value of DVDXpress' financial results into our Consolidated Financial Statements in accordance with FIN 46R. Subsequent to the close date, October 30, 2007, we will continue to consolidate the fair value of DVDXpress' financial results, however we will no longer record a minority interest. Of the total purchase price, $5.3 million was allocated to goodwill, which will not be amortized, and $1.5 million was allocated to intangible assets which will be amortized over approximately 3 years.

Coinstar Money Transfer: During the second quarter of 2006, we acquired CMT for $27.5 million in cash. The acquisition was effected pursuant to the Agreement for the Sale and Purchase of the Entire Issued Share Capital of Travelex Money Transfer Limited dated April 30, 2006, between Travelex Limited, Travelex Group Limited, and Coinstar. CMT is one of the leading money transfer networks in terms of agent locations and countries in which we do business. In addition to company-owned locations, CMT has agreements with banks, post offices, and other retail locations to offer its service. CMT was established in mid-2003 and uses leading edge Internet-based technology to provide consumers with an easy-to-use, reliable and cost-effective way to send money around the world. In addition to the purchase price, we incurred $2.1 million in transaction costs, including costs relating to legal, accounting and other directly related charges. The results of operations of CMT since May 31, 2006, are included in our Consolidated Financial Statements. Of the total purchase price, approximately $23.9 million was allocated to goodwill, which will not be amortized, and $8.9 million was allocated to intangible assets which will be amortized over various terms through 2016.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net (including coin-counting, entertainment, e-payment and DVD machines) consisted of the following as of December 31:

	2007	2006
	(In thousands)	
Machines	$ 364,564	$ 345,938
Computers	15,238	10,732
Office furniture and equipment	10,119	6,018
Vehicles	24,655	18,514
Leasehold improvements	2,548	2,353
	417,124	383,555
Accumulated depreciation and amortization	(271,083)	(222,593)
	$ 146,041	$ 160,962

In February 2008, we reached an agreement with Wal-Mart to significantly expand our coin-counting machines and our DVD kiosks installed at Wal-Mart locations over the next 12 to 18 months. In conjunction with the expansion, we will be removing approximately 50% of our cranes, bulk heads and kiddie rides from our existing Wal-Mart locations. This decision, along with other contract terminations or decisions to scale-back the number of entertainment machines with other retail partners as well as macro-economic trends negatively affecting the entertainment service industry, resulted in excess equipment and inventory. As a result, we recorded a non-cash impairment charge of $52.6 million or approximately 50% of the net book value of our entertainment machines related to the impairment of these cranes, bulk heads, and kiddie rides.

During 2006, there were no significant changes in our business or changes in events or circumstances that would suggest the carrying value of fixed assets were impaired.

NOTE 5: INTANGIBLE ASSETS

The gross carrying amounts and related accumulated amortization as well as the range of estimated useful lives of identifiable intangible assets at the reported balance sheet dates were as follows:

	Range of Estimated Useful Lives (in years)	Estimated Weighted Average Useful Lives (in years)	December 31,			
			2007		2006	
			Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
			(In thousands)			
Intangible assets:						
Retailer relationships . . .	3 - 10	9.07	$44,005	$(17,180)	$49,757	$(11,517)
Other identifiable intangible assets	1 - 40	9.42	10,686	(3,054)	6,382	(1,501)
Total			$54,691	$(20,234)	$56,139	$(13,018)

In February 2008, we reached an agreement with Wal-Mart to significantly expand our coin-counting machines and our DVD kiosks installed at Wal-Mart locations over the next 12 to 18 months. In conjunction with the expansion, we will be removing approximately 50% of our cranes, bulk heads and kiddie rides from our existing Wal-Mart locations. This decision, along with other contract terminations or decisions to scale-back the number of entertainment machines with other retail partners as well as macro-economic trends negatively affecting the entertainment service industry, resulted in a non-cash impairment charge of $7.9 million relating to the impairment of certain intangible assets. The intangible assets related to the Wal-Mart retailer relationship were not considered impaired due to expansion of the overall Wal-Mart business described above.

Based on identifiable intangible assets recorded as of December 31, 2007, and assuming no subsequent impairment of the underlying assets, the annual estimated aggregate future amortization expenses are as follows:

	(In thousands)
2008	$ 6,734
2009	6,432
2010	5,701
2011	4,455
2012	3,834
Thereafter	7,301
	$34,457

NOTE 6: ACCRUED LIABILITIES

Accrued liabilities consisted of the following as of December 31:

	2007	2006
	(In thousands)	
Payroll related expenses	$12,610	$10,961
Interest payable	616	3,176
Taxes payable	4,068	2,944
Accrued professional fees	1,659	4,503
Service contract providers	5,451	5,170
Accrued medical insurance	1,951	1,684
Payable related to related party for telecommunication fee refund.	5,547	—
Other	9,009	7,255
	$40,911	$35,693

During the fourth quarter of 2006, we recorded $1.6 million of expense for the proposed settlement of a lawsuit alleging wage and hour violations under the California labor code. The lawsuit was originated primarily from the employment practices of the acquired entertainment subsidiary prior to the acquisition, of which we made no admission of liability.

NOTE 7: LONG-TERM DEBT

Long-term debt consisted of the following as of December 31:

	2007	2006
	(In thousands)	
Revolving line of credit	$257,000	$ —
Term loan	—	186,952
Less current portion	—	(1,917)
Long-term debt	$257,000	$185,035

Revolving line of credit: On November 20, 2007, we entered into a senior secured revolving line of credit facility providing advances up to $400.0 million for i) revolving loans, ii) swingline advances subject to a sublimit of $25.0 million, and iii) to request the issuance of letters of credit in our behalf subject to a sublimit of $50.0 million. We may, subject to applicable conditions, request an increase in the revolving line of credit facility up to an aggregate of an additional $50.0 million. Fees for this facility of approximately $1.7 million are being amortized over the life of the revolving line of credit facility of 5 years. We amortize deferred finance fees on a straight-line basis which approximates the effective interest method. The credit facility matures on November 20, 2012, at which time all outstanding borrowings must be repaid and all outstanding letters of credit must have been cash collateralized. Our obligations under the revolving line of credit facility are secured by a first priority security interest in substantially all of our assets and the assets of our domestic subsidiaries, as well as a pledge of a substantial portion of our subsidiaries' capital stock.

Subject to applicable conditions, we may elect interest rates on our revolving borrowings calculated by reference to (i) the British Bankers Association LIBOR rate (the "BBA LIBOR Rate") fixed for given interest periods or (ii) Bank of America's prime rate (or, if greater, the average rate on overnight federal funds plus one half of one percent) (the "Base Rate"), plus a margin determined by our consolidated leverage ratio. For swing line borrowings, we will pay interest at the Base Rate, plus a margin determined by our consolidated leverage ratio. For borrowings made with the BBA LIBOR Rate, the margin ranges from 75 to 175 basis points, while for borrowings made with the Base Rate, the margin ranges from 0 to 50 basis points. As of December 31, 2007, our weighted average interest rate on the revolving line of credit facility was 6.3%.

The credit facility contains standard negative covenants and restrictions on actions including, without limitation, restrictions on indebtedness, liens, fundamental changes or dispositions of our assets, payments of dividends or common stock repurchases, capital expenditures, investments, and mergers, dispositions and acquisitions, among other restrictions. In addition, the credit agreement requires that we meet certain financial covenants, ratios and tests, including maintaining a maximum consolidated leverage ratio and a minimum interest coverage ratio, as defined in the agreement. As of December 31, 2007, we were in compliance with all covenants.

Term loan: On July 7, 2004, we entered into a senior secured credit facility. The credit agreement provided for advances totaling up to $310.0 million, consisting of a $60.0 million revolving credit facility and a $250.0 million term loan facility. As of December 31, 2006, no amounts were outstanding under the revolving credit facility and our original term loan balance of $250.0 million had been reduced to $187.0 million. Fees for this facility of approximately $5.7 million were being amortized over the life of the revolving line of credit and the term loan which were 5 years and 7 years, respectively. On November 20, 2007, the outstanding term loan and revolving credit facility of $229.5 million was paid in full resulting in a charge totaling $1.8 million for the write-off of deferred financing fees. In 2006, we made a mandatory debt paydown of $16.9 million and recorded $0.2 million acceleration of deferred finance fees related to this early retirement.

Interest rate hedge: On September 23, 2004, we purchased an interest rate cap and sold an interest rate floor at zero net cost, which protected us against certain interest rate fluctuations of the LIBOR rate, on $125.0 million of our variable rate debt under our prior term loan credit facility. The interest rate cap and floor became effective on October 7, 2004 and expired on October 9, 2007. The interest rate cap and floor consisted of a LIBOR ceiling of 5.18% and a LIBOR floor that stepped up in each of the three years beginning October 7, 2004, 2005 and 2006. The LIBOR floor rates were 1.85%, 2.25% and 2.75% for each of the respective one-year periods. Under this interest rate hedge, we continued to pay interest at prevailing rates plus any spread, as defined by our term loan credit facility, but were reimbursed for any amounts paid on LIBOR in excess of the ceiling. Conversely, we were required to pay the financial institution that originated the instrument if LIBOR is less than the respective floor rates.

We recognized the fair value of the interest rate cap and floor as an asset of $164,000 at December 31, 2006. Any change in the fair value of the interest rate cap and floor was reported in accumulated other comprehensive income. Because the critical terms of the interest rate cap and floor and the underlying obligation were the same, there was no ineffectiveness recorded in the consolidated statements. In conjunction with the repayment of the term loan, we no longer hold the interest rate cap and floor as of December 31, 2007.

NOTE 8: COMMITMENTS

Lease commitments: Our corporate administrative, marketing and product development facility is located in a 46,070 square foot facility in Bellevue, Washington, under a lease that expires December 1, 2009. In connection with our acquisitions of Amusement Factory and ACMI, we assumed the leases for their respective corporate headquarters as further discussed Note 17.

In addition, we have entered into capital lease agreements to finance the acquisition of certain automobiles. These capital leases have terms of 36 to 60 months at imputed interest rates that range from 3.0% to 16.0%. Assets under capital lease obligations aggregated $24.5 million and $11.6 million, net of $10.0 million and $6.7 million of accumulated amortization, as of December 31, 2007 and 2006, respectively.

A summary of our minimum lease obligations as of December 31, 2007 is as follows:

	Capital Leases	Operating Leases *
	(In thousands)	
2008	$ 7,166	$ 4,959
2009	5,119	3,821
2010	2,363	1,992
2011	361	1,665
2012	75	1,323
Thereafter	—	214
Total minimum lease commitments	15,084	$13,974
Less amounts representing interest	(1,058)	
Present value of lease obligation	14,026	
Less current portion	(6,505)	
Long-term portion	$ 7,521	

* One of our lease agreements is a triple net operating lease. Accordingly, we are responsible for other obligations under the lease including, but not limited to, taxes, insurance, utilities and maintenance as incurred.

Rental expense on our operating leases was $10.0 million, $9.2 million and $11.0 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Purchase commitments: We have entered into certain purchase agreements with suppliers of our machines, which result in total purchase commitments of $11.4 million as of December 31, 2007.

Letters of credit: As of December 31, 2007, we had six irrevocable letters of credit that totaled $12.4 million. These standby letters of credit, which expire at various times through December 2008, are used to collateralize certain obligations to third parties. We expect to renew these letters of credit. As of December 31, 2007, no amounts were outstanding under these standby letter of credit agreements.

NOTE 9: STOCKHOLDERS' EQUITY

Treasury stock: Under the terms of our current credit facility, we are permitted to repurchase up to $25.0 million of our common stock plus proceeds received after November 20, 2007, from the issuance of new shares of capital stock under our employee equity compensation plans. Subsequent to November 20, 2007 and as of December 31, 2007, the authorized cumulative proceeds received from option exercises or other equity purchases under our equity compensation plans totaled $0.3 million bringing the total authorized for purchase under our credit facility to $25.3 million. After taking into consideration our share repurchases of $6.5 million subsequent to November 20, 2007, the remaining amount authorized for repurchase under our credit facility is $18.8 million as of December 31, 2007, however we will not exceed our repurchase limit authorized by the board of directors as outlined below.

Apart from the credit facility limitations, on October 27, 2004, our board of directors authorized repurchase of up to $22.5 million of our common stock plus additional shares equal to the aggregate amount of net proceeds received after January 1, 2003, from our employee equity compensation plans. As of December 31, 2007, this authorization currently allows us to repurchase up to $15.0 million of our common stock.

NOTE 10: STOCK-BASED COMPENSATION PLANS

Stock-based compensation: Stock-based compensation is accounted for in accordance with the provisions of FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R") since January 1, 2006. Under SFAS 123R, the fair value of stock awards is estimated at the date of grant using the Black-Scholes-Merton ("BSM") option valuation model. Stock-based compensation expense is reduced for estimated forfeitures and is amortized over the vesting period.

The following summarizes the weighted average valuation assumptions and grant date fair value of options granted during the periods shown below:

	Year Ended December 31,		
	2007	2006	2005 (Pro Forma)
Expected term (in years)	3.7	3.6	4.6
Expected stock price volatility	41%	47%	52%
Risk-free interest rate	4.4%	4.6%	4.0%
Expected dividend yield	0.0%	0.0%	0.0%
Estimated fair value per option granted	$10.91	$9.87	$11.07

The expected term of the options represents the estimated period of time from grant until exercise and is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. Expected stock price volatility is based on historical volatility of our stock for a period at least equal to the expected term. The risk-free interest rate is based on the implied yield available on United States Treasury zero-coupon issues with an equivalent remaining term. We have not paid dividends in the past and do not plan to pay any dividends in the foreseeable future.

The following table summarizes stock-based compensation expense and the related deferred tax benefit for stock option expense during the periods indicated:

	Year Ended December 31,	
	2007	2006
	(In thousands)	
Stock-based compensation expense	$6,421	$6,258
Related deferred tax benefit	1,700	1,590

Stock options: Stock options are granted to employees under the 2000 Amended and Restated Equity Incentive Plan (the "2000 Plan") and the 1997 Amended and Restated Equity Incentive Plan (the "1997 Plan"). Options awarded vest annually over 4 years and expire after 5 years. Shares of common stock are issued upon exercise of stock options. In 2005, we revised, on a prospective basis, the contractual term of the stock option awards from ten years to five years. We have reserved a total of 770,000 shares of common stock for issuance under the 2000 Plan and 8,117,274 shares of common stock for issuance under the 1997 Plan. Stock options have been granted to officers and employees to purchase common stock at prices ranging from $0.70 to $34.45 per share, which represented the fair market value at the date of grants and our best estimate of fair market value for grants issued prior to our initial public offering.

Under the terms of our Amended and Restated 1997 Non-Employee Directors' Stock Option Plan, the board of directors has provided for the automatic grant of options to purchase shares of common stock to non-employee directors. We have reserved a total of 400,000 shares of common stock for issuance under the Non-Employee Directors' Stock Option Plan. Stock options have been granted to non-employee directors to purchase our common stock at prices of $7.38 to $31.95 per share, which represented the fair market value at the date of grant.

The price ranges of all options exercised were $8.00 to $30.07 in 2007, $0.70 to $31.49 in 2006 and $0.70 to $23.30 in 2005. As of December 31, 2007, there were 5,283,236 shares of unissued common stock reserved for issuance under all the Stock Plans of which 2,614,724 shares were available for future grants.

The following table presents a summary of the stock option activity for the years ended December 31:

	2007		2006		2005	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
OUTSTANDING,						
Beginning of year	2,514,435	$21.52	2,656,697	$20.81	2,442,995	$19.23
Granted	502,924	30.09	232,646	24.83	846,600	23.35
Exercised	(224,229)	19.88	(310,500)	17.78	(324,082)	14.09
Cancelled, expired or forfeited	(124,618)	26.05	(64,408)	22.04	(308,816)	22.36
OUTSTANDING, End of year	2,668,512	23.07	2,514,435	21.52	2,656,697	20.81
EXERCISABLE, End of year	1,825,286	21.29	1,652,468	20.87	1,437,546	19.77

As of December 31, 2007, total unrecognized stock-based compensation expense related to unvested stock options was approximately $6.4 million. This expense is expected to be recognized over a weighted average period of approximately 15 months. As of December 31, 2007, the weighted average remaining contractual term for options outstanding and options exercisable was 4.44 years and 4.64 years, respectively. As of December 31, 2007, the aggregate intrinsic value for options outstanding and options exercisable was $13.6 million and $12.5 million, respectively. During the year ended December 31, 2007, the total intrinsic value of stock options exercised was approximately $2.4 million.

The following table summarizes information about common stock options outstanding as of December 31, 2007:

	Options Outstanding			Options Exercisable	
Exercise price	Number of options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$ 7.38 - $18.59	540,190	4.85	$16.78	517,905	$16.72
18.60 - 22.60	582,478	4.43	20.85	549,334	20.94
22.61 - 23.90	593,797	3.44	23.38	417,644	23.37
23.91 - 30.00	529,546	5.36	25.74	323,472	26.00
30.01 - 34.45	422,501	4.14	30.37	16,931	31.70
	2,668,512	4.44	23.07	1,825,286	21.29

Restricted stock awards: Restricted stock awards are granted to certain officers and non-employee directors under the 1997 Plan, which vests annually over four years and one year, respectively. During 2007, 2006 and 2005, we granted 69,171, 7,500 and 85,050, respectively, restricted stock awards with a weighted average fair value of $30.48, $22.77 and $24.49, respectively, per share, the respective market price of the stock at grant date. The restricted share units require no payment from the grantee and compensation cost is recorded based on the market price on the grant date and is recorded equally over the vesting period. Compensation expense related to restricted stock awards totaled approximately $1,269,000, $587,000 and $296,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The related deferred tax benefit for restricted stock awards expense was approximately $491,000, $227,000 and $117,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

As of December 31, 2007, total unrecognized stock-based compensation expense related to unvested restricted stock awards was approximately $1.8 million. This expense is expected to be recognized over a weighted average period of approximately 21 months. During the year ended December 31, 2007, the total fair value of restricted stock awards vested was approximately $667,000.

The following table presents a summary of restricted stock award activity for the years ended December 31:

	2007		2006		2005	
	Shares	Weighted average grant date fair value	Shares	Weighted average grant date fair value	Shares	Weighted average grant date fair value
NON-VESTED,						
Beginning of year	69,562	$24.30	82,750	$24.49	—	$ —
Granted	69,171	30.48	7,500	22.77	85,050	24.49
Vested	(27,763)	24.03	(20,688)	24.49	—	—
Forfeited	(5,425)	27.52	—	—	(2,300)	24.49
NON-VESTED, End of year	105,545	28.25	69,562	24.30	82,750	24.49

NOTE 11: INCOME TAXES

The components of (loss) income before income taxes were as follows:

	December 31,		
	2007	2006	2005
	(In thousands)		
United States operations	$(17,945)	$36,175	$36,903
Foreign operations	(10,619)	(5,475)	(404)
Total (loss) income before taxes	$(28,564)	$30,700	$36,499

The components of income tax (benefit) expense were as follows:

	December 31, 2007	2006	2005
		(In thousands)	
Current:			
United States federal	$ 1,216	$ 826	$ 506
State and local	1,692	617	37
Foreign	(77)	447	(631)
Total current	2,831	1,890	(88)
Deferred:			
United States federal	$(6,707)	$ 9,519	$11,899
State and local	(1,461)	2,079	2,059
Foreign	(974)	(1,415)	357
Total deferred	(9,142)	10,183	14,315
Total tax (benefit) expense	$(6,311)	$12,073	$14,227

The income tax (benefit) expense differs from the amount that would result by applying the U.S. statutory rate to (loss) income before income taxes. A reconciliation of the difference follows:

	December 31, 2007	2006	2005
U.S. federal tax expense (benefit) at the statutory rate	−35.0%	35.0%	35.0%
State income taxes, net of federal impact	−1.9%	4.8%	3.7%
Incentive stock options	1.9%	2.1%	—
Impact of meeting the indefinite reversal criteria for unremitted foreign earnings	—	−4.8%	—
State net operating loss carryforward adjustment	2.6%	3.7%	—
R&D credit	−0.2%	−3.4%	—
Change in valuation allowance for deferred tax asset	7.0%	1.2%	—
Foreign rate differential	1.9%	—	—
Other	1.6%	0.7%	0.3%
	−22.1%	39.3%	39.0%

Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes. Future tax benefits for net operating loss and tax credit carryforwards are also recognized to the extent that realization of such benefits is more likely than not.

In determining our fiscal 2007, 2006 and 2005 tax provisions under SFAS 109, management determined the deferred tax assets and liabilities for each separate tax entity and considered a number of factors including the positive and negative evidence regarding the realization of our deferred tax assets to determine whether a valuation allowance should be recognized with respect to our deferred tax assets. The consolidated tax valuation allowance was $2.5 million as of December 31, 2007. A valuation allowance has been recorded against foreign net operating losses as the negative evidence outweighs the positive evidence that those deferred tax assets will more likely than not be realized. The net change in the valuation allowance during the years ended December 31, 2007 and 2006 was $1.6 million and $0.9 million, respectively. During the year ended December 31, 2005, there was a zero net change in the valuation allowance. The net change in 2007 was comprised of $2.0 million recorded for foreign net operating losses net of a $0.4 million reclassification required upon the adoption of FIN 48.

Significant components of our deferred tax assets and liabilities as of December 31, 2007 and 2006 are as follows:

	December 31, 2007	December 31, 2006
	(In thousands)	
Deferred tax assets:		
Tax loss carryforwards	$ 12,030	$ 26,194
Credit carryforwards	4,423	4,076
Accrued liabilities and allowances	2,638	4,429
Stock compensation	2,835	1,654
Inventory	832	645
Foreign tax credit	1,134	521
Property and equipment	12,311	—
Other	249	956
Gross deferred tax assets	36,452	38,475
Less valuation allowance	(2,508)	(881)
Total deferred tax assets	33,944	37,594
Deferred tax liabilities:		
Property and equipment	—	(13,212)
Intangible assets	(11,065)	(14,061)
Unremitted earnings	(3,027)	—
Total deferred tax liabilities	(14,092)	(27,273)
Net deferred tax asset	$ 19,852	$ 10,321

As of December 31, 2007, deferred tax assets included approximately $46.4 million of net operating losses and United States federal tax credits of $6.0 million. The tax credits consist of $1.1 million of foreign tax credits that expire from the years 2015 to 2018, $1.6 million of research and development tax credits that expire from the years 2011 to 2028 and $2.8 million of alternative minimum tax credits which do not expire.

During 2007 adjustments were made to the carrying value of state net operating losses carried forward and other state deferred tax assets to give effect for certain adjustments to previously calculated amounts as well as changing apportionment factors, changing tax rates and changes to state income tax laws. On a combined basis state deferred tax assets were reduced by $1.0 million for these adjustments. Foreign tax assets were further reduced by $0.2 million to give effect for changes in tax rates and to true-up net operating losses carried forward to actual tax returns filed.

In May 2006, we acquired CMT and recorded a deferred tax liability of $2.7 million representing acquired intangibles that had no tax basis. This deferred tax liability is available to realize deferred tax assets related to net operating loss carryforwards generated by CMT and its subsidiaries, resulting in a lower valuation allowance to offset that deferred tax asset.

In 2006, the indefinite reversal criteria of Accounting Principle Board Opinion No. 23, *Accounting for Income Taxes — Special Areas* ("APB 23") in which the earnings of our foreign operations are permanently reinvested outside of the United States was met. As such, United States deferred taxes will not be provided on these earnings. United States deferred taxes previously recorded on foreign earnings were reversed, which resulted in a $1.5 million tax benefit in 2006. It is not practible to determine the United States deferred taxes associated with foreign earnings that are indefinitely reinvested.

During 2006, studies were conducted of accumulated state net operating loss carryforwards and of qualified research and development expenditures used in computing the research and development tax credit. As a result of these studies, we adjusted the carrying amount of the related deferred tax balances resulting in a charge of $1.1 million and a benefit of $1.0 million, respectively.

The income tax benefit from stock option exercises in excess of the amounts recognized in the consolidated statements of operations as of December 31, 2007, 2006 and 2005 that was credited to common stock was approximately $0.6 million, $1.0 million and $1.0 million, respectively.

NOTE 12: (LOSS) INCOME PER SHARE

Basic net (loss) income per share is computed by dividing the net (loss) income available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net (loss) income per share is computed by dividing the net (loss) income for the period by the weighted average number of common and potential common shares outstanding (if dilutive) during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of stock options and warrants, are included in the calculation of diluted net (loss) income per share to the extent such shares are dilutive.

The following table sets forth the computation of basic and diluted net (loss) income per share for the periods indicated:

	Year Ended December 31,		
	2007	2006	2005
	(In thousands)		
Numerator:			
Net (loss) income	$(22,253)	$18,627	$22,272
Denominator:			
Weighted average shares for basic calculation	27,805	27,686	25,767
Incremental shares from employee stock options and awards	—	342	266
Weighted average shares for diluted calculation	27,805	28,028	26,033

For the years ended December 31, 2007, 2006 and 2005, options and restricted stock awards totaling 779,000, 1.0 million and 1.2 million shares of common stock, respectively, were excluded from the computation of net income per common share because their impact would be antidilutive.

NOTE 13: RETIREMENT PLAN

In July 1995, we adopted a tax-qualified employee savings and retirement plan under Section 401(k) of the Internal Revenue Code of 1986 for all employees who satisfy the age and service requirements under this plan. This plan is funded by voluntary employee salary deferral of up to 60% of annual compensation (subject to the Federal limitation) and a safe harbor employer match equaling 100% of the first 3% and 50% of the 4th and 5th percent. Additionally, all participating employees are 100% vested for all Coinstar matched contributions. We contributed $1,060,000, $920,000 and $841,000 to the plan for the years ended December 31, 2007, 2006 and 2005, respectively.

We also maintain a 401(k) profit sharing plan, which covers substantially all of the employees of our entertainment services subsidiaries. Employees are permitted to contribute up to 15% of their eligible compensation. We make contributions to the plan matching 50% of the employees' contribution up to 10% of their compensation. Matching contributions were $661,000, $685,000 and $611,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 14: TERMINATION OF SUPPLIER RELATIONSHIP

Through April 1999, Scan Coin AB of Malmo, Sweden, was our sole source provider of our coin-counting devices. Coinstar and Scan Coin have been in a contract dispute since September 1998, at which time Scan Coin claimed that we had breached the contract and made claims to certain of our intellectual property. On May 5, 1999, Scan Coin terminated its agreement with us and reasserted the breach of contract claim and the claim to certain of our intellectual property. The parties have been working to settle the dispute amicably since that time. There is no assurance, however, that the disagreement will be settled amicably, and litigation may commence. In April 2007, we received a request for arbitration filed by ScanCoin AB ("ScanCoin") before the Arbitration Institute of the Stockholm Chamber of Commerce regarding ownership of intellectual property related to an agreement between Coinstar and ScanCoin dated April 23, 1993. The parties have selected arbitrators, and we advanced partial payment for the arbitration. In August 2007, we received ScanCoin's statement of claim. ScanCoin seeks a declaration of ownership of over 70 of our patents and patent applications related to our coin-counting machines, as well as monetary damages of approximately $8 million, plus interest. We believe that ScanCoin's claims against us are without merit and intend to defend ourselves vigorously in this arbitration. In October 2007, we filed a claim in United States District Court for the Northern District of Illinois against ScanCoin North America alleging that it is infringing on a patent we own relating to self-service coin machines.

NOTE 15: BUSINESS SEGMENT INFORMATION

FASB Statement No. 131, *Disclosure about Segments of an Enterprise and Related Information*, requires that companies report separately in the financial statements certain financial and descriptive information about operating segments profit or loss, certain specific revenue and expense items and segment assets. The method for determining what information is reported is based on the way that management organizes the operating segments for making operational decisions and assessments of financial performance. Our chief operating decision maker is considered to be the Chief Executive Officer ("CEO").

We are organized into two reportable business segments: the North American business (which includes the United States, Canada and Mexico), and our International business (which primarily includes the United Kingdom as well as other European operations of CMT). The total revenue of the North American segment mainly relates to operations located within the United States, and the total revenue of the International segment mainly relates to the operations located within the United Kingdom. Goodwill from the acquisition of CMT has been included in the International business segment. Goodwill arising in all other acquisitions has been allocated to our North American business segment. The entire charge in 2007 for asset impairment and inventory write-off has been allocated to our North American business segment.

	Year Ended December 31,		
	2007	2006	2005
	(In thousands)		
Revenue:			
North American business	$489,462	$500,462	$438,482
International business	56,835	33,980	21,257
Total revenue	$546,297	$534,442	$459,739
Net (loss) income:			
North American business	$ (11,635)	$ 22,935	$ 22,402
International business	(10,618)	(4,308)	(130)
Total net (loss) income	$ (22,253)	$ 18,627	$ 22,272

	December 31,	
	2007	2006
	(In thousands)	
Total assets:		
North American business	$726,098	$694,650
International business	129,092	86,703
Intercompany eliminations	(86,617)	(63,270)
Total assets	$768,573	$718,083

Currently, management does not use product line financial performance as a basis for business operating decisions. However, our CEO does analyze our revenue based on revenue generated from our coin-counting and e-payment service revenue separate from revenue generated from our entertainment services business. Revenue for these two product lines is as follows:

	Year Ended December 31,		
	2007	2006	2005
		(In thousands)	
Revenue:			
Coin-counting and e-payment services	$307,385	$260,952	$220,675
Entertainment services	238,912	273,490	239,064
Total revenue	$546,297	$534,442	$459,739

We have coin-counting, entertainment and e-payment machines that are placed with retailers that accounted for the following percentages of our consolidated revenue:

	Year Ended December 31,		
	2007	2006	2005
Wal-Mart Stores Inc	24.9%	27.0%	25.3%
The Kroger Company	11.6%	11.4%	10.5%

NOTE 16: CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

Current Vulnerability Due to Supplier Concentrations:

Substantially all of the plush toys and other products dispensed from the entertainment services machines are produced by foreign manufacturers. A majority of these purchases are made directly from manufacturers in China. We purchase our other products indirectly from vendors who obtain a significant percentage of such products from foreign manufacturers. As a result, we are subject to changes in governmental policies, exchange rate fluctuations, the imposition of tariffs, import and export controls, transportation delays and interruptions, political and economic disruptions and labor strikes, which could disrupt the supply of products from such manufacturers and could result in substantially increased costs for certain products purchased by us which could have a material adverse effect on our financial performance.

We currently conduct limited manufacturing operations and obtain key hardware components used in our coin-counting and entertainment services machines from a limited number of suppliers. Although we use a limited number of suppliers, we believe that other suppliers could provide similar equipment, which may require certain modifications or may have a longer lead time from order date. Accordingly, a change in suppliers could cause a delay in manufacturing and a possible slow-down of growth, which could have a materially adverse affect on future operating results.

NOTE 17: RELATED PARTY TRANSACTIONS

Randall J. Fagundo, former executive of our entertainment services subsidiary, is a member of a limited liability company which has agreed to lease to Coinstar a 31,000 square foot building located in Louisville, Colorado. The terms of the agreement provide for a ten year lease term, commencing March 1, 2003, at monthly rental payments ranging from $25,353 for the first year to $33,076 for the tenth year, together with additional payments in respect of the tenant's proportionate share of the maintenance and insurance costs and property tax assessments for the leased premises. We believe that the terms of this lease are comparable to those that would be entered into between unrelated parties on an arms' length basis.

As of December 31, 2007 and 2006, approximately $219,000 and $448,000, respectively, of our accounts receivable balance is due from a related party of our e-payment subsidiary. This receivable arose in the ordinary course of business and relates to the purchase of prepaid air time. In addition, approximately $5.5 million of our other accrued liabilities balance is our best estimate of the amount due to a related party of our e-payment subsidiary relating to the amount that was refunded to us on their behalf relating to a telecommunication fee refund as a result of an Internal Revenue Service ruling that telecommunication fees paid during the period of March 1, 2003 through July 31, 2006 were improperly collected by the United States government. In the third quarter of 2007, we have recognized $2.7 million of income from equity investments, or 49% of the $5.5 million payable, related to our equity interest in the third party. We received this refund in the amount estimated in February 2008.

In the second quarter of 2007, we entered into a loan agreement with Redbox in the amount of $10.0 million and is recorded in Other Assets on the Consolidated Balance Sheet as of December 31, 2007. The principal amount is due on May 1, 2010 at which time any accrued and unpaid interest is due. The note accrues interest at 11% per annum. Interest payments are first due on May 1, 2009 and then on each three month period thereafter through May 1, 2010.

NOTE 18: SUBSEQUENT EVENTS

On January 1, 2008, we exercised our option to acquire a majority ownership interest in the voting equity of Redbox under the terms of the LLC Interest Purchase Agreement dated November 17, 2005. In conjunction with the option exercise and payment of $5.1 million, our ownership interest increased from 47.3% to 51.0%. Since our original investment in Redbox, we have been accounting for our 47.3% ownership interest under the equity method in our Consolidated Financial Statements. Effective with the close of this transaction, January 18, 2008, we will consolidate Redbox's financial results into our Consolidated Financial Statements. We are currently in the process of completing the purchase accounting for this acquisition.

Effective January 1, 2008, we completed the acquisition of GroupEx Financial Corporation, JRJ Express Inc. and Kimeco, LLC (collectively, "GroupEx"), for an aggregate purchase price of up to $70.0 million. The purchase price included a $60.0 million cash payment (subject to a customary working capital adjustment) at closing. Of the $60.0 million paid at closing, $6.0 million is being held in escrow as partial security for the indemnification obligations of the sellers under the agreement until the earlier of (1) the date eighteen months following the closing and (2) the date thirty days after completion in calendar year 2009 of the 2008 calendar year audit. An additional $34.0 million of the $60.0 million paid at closing is being held in escrow as partial security for the indemnification obligations of the sellers under the agreement with respect to a lawsuit against GroupEx and one of the sellers, which will be held until a final court order or written settlement agreement resolving such lawsuit has been obtained. In addition, there is a contingent payment of up to $10.0 million should certain performance conditions be met in the fifteen months following the closing. We are currently in the process of completing the purchase accounting for this acquisition.

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PERFORMANCE GRAPH

The following graph shows the total stockholder return of an investment of $100 on December 31, 2002 for (i) Coinstar common stock; (ii) the NASDAQ Composite Index; and (iii) the Russell 2000 Index. All values assume reinvestment of dividends and are plotted below as of December 31 of each fiscal year shown. The stock price performance shown in the graph is historical and not necessarily indicative of future price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN AMONG COINSTAR, INC., THE NASDAQ COMPOSITE INDEX AND THE RUSSELL 2000 INDEX


$250
$200
$150
$100
$50
$0
12/02
12/03
12/04
12/05
12/06
12/07
Coinstar, Inc.
NASDAQ Composite
Russell 2000



April 29, 2008

Dear Coinstar Stockholders:

We are pleased to invite you to the 2008 Annual Meeting of Stockholders (the "Annual Meeting"). The Annual Meeting will begin at 10:00 a.m. local time on Tuesday, June 3, 2008, at Coinstar's offices located at 1800 114th Avenue S.E., Bellevue, Washington 98004. Directions and a map to our offices are located on the back of the Proxy Statement.

At the Annual Meeting, you will be asked to:

1. elect three directors to our Board of Directors (the "Board");
2. ratify the Audit Committee's appointment of KPMG LLP as our independent auditors; and
3. consider any other business properly presented at the meeting and any adjournment or postponement of the meeting.

Please note that Shamrock Activist Value Fund, L.P. and certain of its affiliates (collectively, "Shamrock") have notified us that they intend to solicit proxies for and nominate at the Annual Meeting their own slate of three nominees for election as directors, in opposition to the three nominees we have selected. Our Board of Directors believes this is not in your best interest. **Our Board of Directors unanimously recommends a vote FOR the election of each of the Board's nominees pursuant to the instructions on the enclosed WHITE proxy card and urges you not to sign or return any proxy card that you may receive from Shamrock.** Even if you have previously signed a proxy card sent by Shamrock, you have the right to change your vote by delivering a subsequent proxy by telephone, by internet, or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided. Only the latest dated proxy card will be counted.

At the Annual Meeting, you will also have the opportunity to hear a review of our business operations during the past year and ask questions.

If you have any questions concerning the Annual Meeting or any matters contained in the Proxy Statement, please contact our Investor Relations Department via telephone at (425) 943-8000 or via email at *invest@coinstar.com*. You may also contact Georgeson Inc., our proxy solicitor, at 1-888-605-7543 for assistance in voting your shares.

We hope you can join us at the Annual Meeting. Regardless of whether you plan to attend, please read the enclosed Proxy Statement, and vote as promptly as possible by telephone, by internet, or by voting on the enclosed WHITE proxy card, signing and dating the WHITE proxy card, and returning it to us in the enclosed envelope. Your vote is important, so please return your WHITE proxy card or vote by telephone or by internet promptly.

Sincerely,

Keith D. Grinstein
Chairman of the Board

David W. Cole
Chief Executive Officer

COINSTAR, INC.

1800 114th Avenue S.E.
Bellevue, WA 98004

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON TUESDAY, JUNE 3, 2008
10:00 A.M. LOCAL TIME
BELLEVUE, WASHINGTON

TO THE STOCKHOLDERS OF COINSTAR, INC.:

On Tuesday, June 3, 2008, we will hold our 2008 Annual Meeting of Stockholders (the "Annual Meeting") at our offices at 1800 114th Avenue S.E., Bellevue, Washington 98004. The Annual Meeting will begin at 10:00 a.m. local time. Directions and a map to our offices are located on the back of the Proxy Statement, which follows this notice.

At the Annual Meeting, stockholders will be asked to:

1. elect three directors to our Board of Directors (the "Board");
2. ratify the Audit Committee's appointment of KPMG LLP as our independent auditors; and
3. consider any other business properly presented at the meeting and any adjournment or postponement of the meeting.

Other than as described in the Proxy Statement, we have not received notice of other matters that may be properly presented at the Annual Meeting.

You are entitled to vote at the Annual Meeting and any adjournments or postponements of the meeting if you were a stockholder of record at the close of business on Friday, April 11, 2008. At the Annual Meeting and for ten business days prior, a list of stockholders of record entitled to vote will be available for any purpose germane to the meeting at our principal executive offices, 1800 114th Avenue S.E., Bellevue, Washington 98004. If you would like to view the stockholder list, please call our Investor Relations Department at (425) 943-8000.

Regardless of whether you plan to attend the Annual Meeting, please vote by telephone, by internet, or by completing, dating, signing and returning the enclosed WHITE proxy card as promptly as possible in order to ensure your representation at the meeting. A prepaid return envelope is enclosed for returning the WHITE proxy card. Even if you have given your proxy, you may still vote in person if you attend the Annual Meeting. If your shares are held through a bank, broker, or other holder of record and you wish to vote in person at the Annual Meeting, you must obtain a legal proxy issued in your name from your bank, broker, or other holder of record.

The Proxy Statement is furnished in connection with the solicitation of proxies by Coinstar, Inc. on behalf of the Board of Directors for the Annual Meeting. Distribution of the Proxy Statement and form of proxy to stockholders is scheduled to begin on or shortly after April 30, 2008.

Please note that Shamrock Activist Value Fund, L.P. and certain of its affiliates (collectively, "Shamrock") have notified us that they intend to solicit proxies for and nominate at the Annual Meeting their own slate of three nominees for election as directors, in opposition to the three nominees we have selected. Our Board of Directors believes this is not in your best interest. **Our Board of Directors unanimously recommends a vote FOR the election of each of the Board's nominees pursuant to the instructions on the enclosed WHITE proxy card and urges you not to sign or return any proxy card that you may receive from Shamrock.** Even if you have previously signed a proxy card sent by Shamrock, you have the right to change your vote by delivering a subsequent proxy by telephone, by internet, or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided. Only the latest dated proxy card will be counted.

By Order of the Board of Directors



Donald R. Rench
Corporate Secretary

Bellevue, Washington
April 29, 2008

TABLE OF CONTENTS

Item	Page
General Information Concerning Proxies and Voting at the Annual Meeting	1
Proposal 1: Election of Directors	5
Corporate Governance	7
2007 Director Compensation Table	11
Equity Compensation Plan Information	13
Proposal 2: Ratification of Appointment of KPMG LLP as Independent Auditors	14
Report of the Audit Committee	14
Independent Auditors' Fees Report	15
Executive Officers	16
Security Ownership of Certain Beneficial Owners, Directors, and Management	17
Section 16(a) Beneficial Ownership Reporting Compliance	20
Compensation Discussion and Analysis	21
Report of the Compensation Committee	27
Named Executive Officer Compensation	28
2007 Summary Compensation Table	28
2007 Grants of Plan-Based Awards Table	29
2007 Outstanding Equity Awards at Fiscal Year-End Table	31
2007 Option Exercises and Stock Vested Table	32
2007 Nonqualified Deferred Compensation Table	33
Potential Payments Upon Termination or Change of Control Table	38
Policies and Procedures for the Review and Approval or Ratification of Transactions with Related Persons	40
Additional Information	41
Appendix I. Information Concerning Persons Who May Be Deemed Participants in Coinstar's Solicitation of Proxies	I-1

COINSTAR, INC.

1800 114th Avenue S.E.
Bellevue, WA 98004

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS

GENERAL INFORMATION CONCERNING PROXIES AND VOTING AT THE ANNUAL MEETING

Why did I receive these proxy materials?

We are providing these proxy materials in connection with the solicitation by the Board of Directors (the "Board") of Coinstar, Inc. ("Coinstar," the "Company," "we," "us," or "our"), a Delaware corporation, of proxies to be voted at our 2008 Annual Meeting of Stockholders (the "Annual Meeting") and at any adjournment or postponement of the Annual Meeting.

You are invited to attend our Annual Meeting on Tuesday, June 3, 2008, beginning at 10:00 a.m. local time. The Annual Meeting will be held at our offices at 1800 114th Avenue S.E., Bellevue, Washington 98004. Directions and a map to our offices are located on the back of this Proxy Statement.

What information is included in this Proxy Statement?

The information in this Proxy Statement relates to the proposals to be voted on at the Annual Meeting, the voting process, our Board of Directors and Board committees, the compensation of directors and certain current and former executive officers for fiscal 2007, and other information.

Who is entitled to vote?

Holders of Coinstar common stock at the close of business on Friday, April 11, 2008 (the "Record Date"), are entitled to receive the Notice of Annual Meeting of Stockholders (the "Notice") and vote at the Annual Meeting. As of the Record Date, there were 27,926,649 shares of Coinstar common stock outstanding and entitled to vote.

How many votes do I have?

Each share of Coinstar common stock is entitled to one vote on each matter properly brought before the Annual Meeting. For example, if you own 30 shares of Coinstar common stock, you are entitled to 30 votes at the Annual Meeting. Stockholders do not have cumulative voting rights.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

If your shares are registered directly in your name with Coinstar's transfer agent, Computershare Trust Company, N.A. ("Computershare"), you are considered, with respect to those shares, the "stockholder of record," and the Notice, Proxy Statement, Coinstar's Annual Report to Stockholders (including Coinstar's Form 10-K for the year ended December 31, 2007) (the "Annual Report"), and WHITE proxy card have been sent directly to you by Georgeson Inc. on behalf of Coinstar or by Coinstar.

If your shares are held in a brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of such shares. The Notice, Proxy Statement, Annual Report, and applicable voting instruction card have been forwarded to you by your broker, bank, or other holder of record who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank, or other holder of record on how to vote your shares by using the voting instruction card included in the mailing.

What am I voting on?

You are being asked to vote on two proposals:

(1) to elect three directors to our Board of Directors; and

(2) to ratify the Audit Committee's appointment of KPMG LLP as our independent auditors.

How do I vote?

Vote by Internet. You can vote by internet. The website address for internet voting can be accessed through the website printed on your WHITE proxy card. You can use the internet to transmit your voting instructions up until 11:59 p.m. Eastern Time on the day before the Annual Meeting. Internet voting is available 24 hours a day. If you vote by internet, you do NOT need to vote by telephone or return a proxy card.

Vote by Telephone. You can vote by telephone by calling the toll-free telephone number appearing on your WHITE proxy card. You will need to use the control number appearing on your WHITE proxy card. In order to cast your vote telephonically, you may transmit your voting instructions from any touch tone telephone up until 11:59 p.m. Eastern Time on the day before the Annual Meeting. Telephone voting is available 24 hours a day. If you vote by telephone you do NOT need to vote by internet or return a proxy card.

Vote by Mail. You can vote by mail by completing, signing, and dating the WHITE proxy card or voting instruction card and returning it in the prepaid return envelope. If you are a stockholder of record and you return your signed WHITE proxy card but do not indicate your voting preferences, the persons named in the WHITE proxy card will vote the shares represented by that proxy as recommended by the Board of Directors.

Vote in Person at the Annual Meeting. All stockholders as of the Record Date can vote in person at the Annual Meeting. You can also be represented by another person at the Annual Meeting by executing a proper proxy designating that person. If you are a beneficial owner, you must obtain a legal proxy from your broker, bank, or other holder of record and present it to the inspector of election with your ballot to be able to vote at the Annual Meeting. Even if you plan to attend the Annual Meeting, we recommend that you also vote either by telephone, by internet, or by returning the WHITE proxy card or voting instruction card by mail so that your vote will be counted if you later decide not to attend.

What can I do if I change my mind after I vote?

If you are a stockholder of record, you can revoke your proxy before it is exercised by:

(1) delivering written notice to the Company;

(2) timely delivering a valid, subsequent proxy by internet, by telephone, or by returning a subsequent proxy card; or

(3) voting by ballot at the Annual Meeting.

If you are a beneficial owner, you may submit new voting instructions by contacting your broker, bank, or other holder of record. You may also vote in person at the Annual Meeting if you obtain a legal proxy as previously described. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically make that request.

All shares that have been properly voted and not revoked will be voted at the Annual Meeting.

What should I do if I receive a proxy card from Shamrock?

Shamrock may solicit proxies. **Our Board of Directors recommends that you do not sign or return any proxy card furnished by Shamrock.** Even a vote against Shamrock's nominees on its card will cancel any previous proxy given to Coinstar. If you have already sent a proxy card to Shamrock, you may revoke it and provide your support to the Board's three nominees for director by delivering a subsequent proxy by telephone, by internet, or by signing, dating, and returning the enclosed WHITE proxy card. Only your latest dated proxy will count.

Is there a list of stockholders entitled to vote at the Annual Meeting?

A list of the names of our stockholders of record entitled to vote at the Annual Meeting will be available for ten business days prior to the Annual Meeting for any purpose germane to the meeting, between the hours of 9:00 a.m. and 4:30 p.m., local time, at our principal executive offices at 1800 114th Avenue S.E., Bellevue, Washington 98004. If you would like to view the stockholder list, please call our Investor Relations Department at (425) 943-8000. The list will also be available at the Annual Meeting.

What constitutes a quorum at the Annual Meeting?

The holders of a majority of the outstanding shares entitled to vote at the Annual Meeting, present in person or represented by proxy at the Annual Meeting, are necessary to constitute a quorum to transact business. Abstentions and "broker non-votes" (as described under the heading "What are 'broker non-votes' and how are they voted?") are counted as present and entitled to vote for purposes of determining a quorum.

What are the voting requirements to elect directors and to approve each of the proposals described in this Proxy Statement?

Shares represented by a proxy validly delivered by telephone, by internet, or by mail (as described under the heading "How do I vote?") will be voted at the Annual Meeting and, when instructions are given by the stockholder, will be voted in accordance with those instructions. If you are a stockholder of record and you return your WHITE proxy card but do not indicate your voting preferences, the persons named on the WHITE proxy card will vote the shares represented by that proxy as recommended by the Board of Directors.

Election of Directors. As of the date of this Proxy Statement, the Board of Directors has determined that the number of director nominees exceeds the number of directors to be elected at the Annual Meeting, and therefore the election is considered a contested election. Under Coinstar's Bylaws, a plurality voting standard applies to contested director elections. This means that the director nominees receiving the most "for" votes will be elected to the available director positions. Stockholders will only be given the ability to cast "for" or "withhold" votes.

If prior to 20 days before the Annual Meeting date, the Board rescinds its determination that the election is a contested election because the number of nominees for director no longer exceeds the number of directors to be elected at the annual meeting, then each of the directors will be elected by the affirmative vote of a majority of the votes cast with respect to such director. A "majority of the votes cast" means that the number of votes cast "for" the director exceeds the number of votes cast "against" the director, with stockholders given the ability to cast votes "for" or "against" a director or to "abstain" from such a vote.

The Board's determination that Shamrock's notice of nomination was timely received for purposes of determining whether the election is a contested or an uncontested election is neither an admission that Shamrock was eligible to deliver such notice of nomination nor an admission that such notice otherwise complied with our Bylaws or that Shamrock nominees are eligible for nomination to our Board.

Ratification of KPMG LLP and Other Proposals. Under Coinstar's Bylaws, the votes cast "for" must exceed the votes cast "against" to approve the ratification of KPMG LLP as our independent auditors and any other proposals. Abstentions and, if applicable, broker non-votes, are not counted as votes "for" or "against" this proposal.

We are not aware, as of the date of this Proxy Statement, of any matters to be voted on at the Annual Meeting other than as stated in this Proxy Statement and the Notice. If any other matters are properly presented at the Annual Meeting, the persons named as proxies will have the authority to vote the shares in their best judgment.

What are "broker non-votes" and how are they voted?

A "broker non-vote" occurs when a broker, bank, or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder (i) has not received instructions from the beneficial owner and (ii) does not have discretionary voting power for that particular item.

If you are a beneficial holder and you do not give instructions to your broker, bank, or other holder of record, such holder of record will be entitled to vote the shares with respect to "discretionary" items but will not be permitted to vote the shares with respect to "non-discretionary" items (those shares are treated as "broker non-votes"). If Shamrock solicits proxies to elect its nominees to Coinstar's Board of Directors at the Annual Meeting, then the election of directors will be a "non-discretionary" item. As a result, if your shares are held of record by your broker, bank, or other holder and you do not provide instructions as to how your shares are to be voted in the election of directors, your broker, bank, or other holder of record will not be able to vote your shares in the election of directors, and your shares will not be voted for any of the Board's nominees. We urge you to provide instructions to your broker, bank, or other holder of record so that your votes may be counted on this important matter. We urge you to vote your shares by following the instructions provided in these proxy materials or the voting instruction card provided by your broker, bank, or other holder of record to ensure that your shares are voted on your behalf.

If you are a beneficial owner, your broker, bank, or other holder of record has "discretion" to vote your shares on the ratification of KPMG LLP as our independent auditors even if the holder of record does not receive voting instructions from you. In addition, if Shamrock does not nominate directors at the Annual Meeting, your broker, bank, or other holder of record will have discretion to vote your shares on the election of directors.

What is the effect of the proposal to ratify the Audit Committee's appointment of KPMG LLP as our independent auditors?

Selection of Coinstar's independent auditors is not required to be submitted to a vote of stockholders. The Sarbanes-Oxley Act of 2002 requires the Audit Committee to be directly responsible for the appointment, compensation, and oversight of the audit work of the independent auditors. However, the Board of Directors has elected to submit the selection of KPMG LLP as our independent auditors to stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the appointment, the Audit Committee will reconsider whether to retain KPMG LLP, and may retain that firm or another without resubmitting the matter to Coinstar's stockholders. Even if the appointment is ratified, the Audit Committee may, at its discretion, appoint different independent auditors at any time during the year.

Who counts the votes?

Coinstar will engage an independent inspector of election to count votes. The inspector of election will separately count affirmative, negative, and withhold votes (as applicable), abstentions, and broker non-votes.

Who will pay for the cost of this proxy solicitation?

Coinstar will bear the cost of soliciting proxies. Proxies may be solicited on our behalf by Coinstar directors, officers, or employees in person or by telephone, electronic transmission, and facsimile transmission, or by Coinstar through press releases or other means. Appendix I sets forth certain information relating to our directors and certain of our officers and other employees who may be deemed "participants" in the Board of Director's solicitation of proxies in connection with the Annual Meeting under the applicable rules of the Securities and Exchange Commission. No additional compensation will be paid to directors, officers, or other employees for soliciting proxies. We furnish copies of solicitation materials to banks, brokerage houses, fiduciaries, and custodians holding in their names shares of common stock beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners of common stock for their costs of forwarding solicitation materials to such beneficial owners. In addition, as a result of the proxy contest threatened by Shamrock, we have retained Georgeson Inc. to aid in the solicitation of proxies. Georgeson expects that approximately 50 of its employees will assist in the solicitation. We currently estimate the fees payable to Georgeson in connection with such services to be approximately $250,000, plus reimbursement of out-of-pocket expenses. Expenses related to the solicitation of stockholders as a result of the proxy contest threatened by Shamrock in excess of those normally spent for an annual meeting of stockholders, are, depending on the outcome of the proxy contest, currently expected to be approximately either $3,400,000 or $6,400,000, of which approximately $500,000 has been spent to date.

When will Coinstar announce the results of the voting?

We will announce preliminary voting results following the Annual Meeting. Final and official voting results will be disclosed no later than the filing of our quarterly report on Form 10-Q for the quarter ended June 30, 2008 (which will be available at *www.sec.gov* and on our website at *www.coinstar.com*).

How can I attend the Annual Meeting?

You are entitled to attend the Annual Meeting if you were a Coinstar stockholder as of the Record Date or you hold a valid proxy for the Annual Meeting. In order to be admitted to the Annual Meeting, you must present photo identification. In addition, if you are a stockholder of record, your name will be verified against the list of stockholders of record as of the Record Date. If you are a beneficial owner, you should provide proof of beneficial ownership as of the Record Date, such as your account statement reflecting ownership as of the Record Date, a copy of the voting instruction card provided by your broker, trustee, or nominee, or other similar evidence of ownership. If you do not comply with these procedures, you may not be admitted to the Annual Meeting.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Amended and Restated Certificate of Incorporation and Bylaws divide the Board of Directors into three classes. Each class has a three-year term. Only persons elected by a majority of the remaining directors may fill vacancies on the Board.

Board Composition

As of March 31, 2008, the Board of Directors was composed of seven members, divided into three classes as follows:

Name	Age	Term Expiring In	Audit Committee	Compensation Committee	Nominating and Governance Committee
Deborah L. Bevier	56	2008		**	*
David W. Cole	60	2009			
David M. Eskenazy	46	2008	**		
Keith D. Grinstein	47	2010	*	*	*
R. Michael Rouleau	69	2009			*
Robert D. Sznewajs	61	2008	*	*	
Ronald B. Woodard	65	2010			**

* Member.

** Chairperson.

If elected at the Annual Meeting, the Board's nominees, Ms. Bevier and Messrs. Eskenazy and Sznewajs, will serve until the 2011 Annual Meeting of Stockholders or until their respective successor is duly elected and qualified, or until their death, resignation, or retirement. Messrs. Cole, Grinstein, Rouleau, and Woodard will continue in office until their respective successor is duly elected and qualified, or until their death, resignation, or retirement.

Except as otherwise specified in a proxy, proxies will be voted for the Board's nominees, Ms. Bevier and Messrs. Eskenazy and Sznewajs. Ms. Bevier and Messrs. Eskenazy and Sznewajs have consented to being named as Board nominees in this Proxy Statement and have each agreed to serve if elected. Management has no reason to believe that they will be unable to serve. If any of the Board's nominees becomes unavailable to serve as a director, proxies will be voted for the election of such person as shall be designated by the Board of Directors, unless the Board chooses to reduce the number of directors serving on the Board.

Your Board believes that its independent nominees, Messrs. Eskenazy and Sznewajs and Ms. Bevier, have been active participants as members of the Board in the supervision and oversight of Coinstar's management for the benefit of stockholders. They, with other members of the Board and management, have helped Coinstar set and reach strategic and operational goals and have supported Coinstar's corporate governance initiatives throughout their tenures as directors. Importantly, each of Messrs. Eskenazy and Sznewajs and Ms. Bevier has served on the Board since 2003 when Coinstar began investing in the 4th Wall™ strategy in an effort to diversify Coinstar's business from a single product line and to become the leading provider of solutions for retailers' store-fronts. Due to this effort, Coinstar now has an integrated offering that includes Coin, Money Transfer, E-Payment, Entertainment and DVD rental. We believe this strategy has been successful and has positioned Coinstar well for the future.

Please note that Shamrock notified us that it intends to solicit proxies for and nominate at the Annual Meeting its own slate of three nominees for election as directors, in opposition to the three nominees we have selected. In contrast to the Board's nominees, Messrs. Eskenazy and Sznewajs and Ms. Bevier, who are independent and represent the interests of all of our stockholders, have years of experience as Coinstar directors and have overseen the implementation of Coinstar's 4th Wall strategy, your Board does not believe that Shamrock has provided evidence that any of its three nominees:

- has meaningful experience in the markets in which Coinstar operates
- has experience serving as an independent director of public companies representing all stockholders
- has new ideas for enhancing the value of Coinstar

Accordingly, the Board believes that Shamrock's nominees would not enhance the composition of the Board or lead to a more successful Coinstar, and as a result, Shamrock's solicitation is not in the best interest of Coinstar's stockholders.

Our Board of Directors unanimously recommends a vote FOR the election of each of the Board's nominees pursuant to the instructions on the enclosed WHITE proxy card and urges you not to sign or return any proxy card that you may receive from Shamrock. Even if you have previously signed a proxy card sent by Shamrock, you have the right to change your vote by delivering a subsequent proxy by telephone, by internet, or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided. Only the latest dated proxy card will be counted.

Nominees for election to a three-year term expiring at the 2011 Annual Meeting of Stockholders

Deborah L. Bevier

Deborah L. Bevier has been a director of Coinstar since August 2002. Ms. Bevier has been a principal of DL Bevier Consulting LLC (an organizational and management consulting firm) since May 2004. Ms. Bevier also served as president of Waldron Consulting, a division of Waldron & Co. (an organizational and management consulting firm) from July 2004 to April 2006. Prior to that time, from 1996 until 2003, Ms. Bevier served as a director, president, and chief executive officer of Laird Norton Financial Group and its predecessor companies (an independent financial advisory services firm). From 1973 to 1996, Ms. Bevier held numerous leadership positions with KeyCorp (a bank holding company), including chairman and chief executive officer of Key Bank of Washington. Ms. Bevier currently serves on the board of directors of Fisher Communications, Inc. (a media and communications company), F5 Networks, Inc. (an application traffic management software company), and Puget Sound Bank.

David M. Eskenazy

David M. Eskenazy has been a director of Coinstar since August 2000. He has served as the Chief Operating Officer of Investco Financial Corporation (a real estate development and management company in the Puget Sound region) since March 2008, and previously served as Chief Investment Officer from January 2007 to March 2008. From October 1987 to November 2006, he held a number of financial positions, ultimately serving as executive vice president and chief operating officer, at R.C. Hedreen Co. (a hotel development and investment firm). Prior to that, he served on the audit staff of Peat Marwick Mitchell & Co. (an accounting firm). Mr. Eskenazy is a certified public accountant (inactive).

Robert D. Sznewajs

Robert D. Sznewajs has been a director of Coinstar since August 2002. Since January 2000, Mr. Sznewajs has served as president, chief executive officer, and a member of the board of directors of West Coast Bancorp (a bank holding company). He is also a member of the board of directors of the Portland Branch of the Federal Reserve Bank of San Francisco. Mr. Sznewajs is a certified public accountant (inactive).

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EACH OF THE BOARD'S NOMINEES.

Directors continuing in office until the 2009 Annual Meeting of Stockholders

David W. Cole

David W. Cole has served as Chief Executive Officer and a director of Coinstar since October 2001. From December 1999 through February 2001, Mr. Cole served as president of The Torbitt & Castleman Company (a specialty food products manufacturer). From November 1993 through December 1999, he served as president of Paragon Trade Brands (a private label disposable diaper manufacturer). Mr. Cole is a director of Students for Free Enterprise, an international non-profit association.

R. Michael Rouleau

R. Michael Rouleau has been a director of Coinstar since January 2007. Mr. Rouleau has numerous years of experience in the retail sector, most recently at Michaels Stores, Inc. (a national arts and crafts specialty retailer), serving as its chief executive officer from April 1996 to March 2006 and also as its president from April 1997 to June 1999 and again from March 2001 to March 2006. Mr. Rouleau previously served as executive vice president of store operations for Lowe's Companies, Inc. (a home improvement retailer) from May 1992 until April 1996. Prior to joining Lowe's, Mr. Rouleau was a co-founder and president and chief executive officer of Office Warehouse, which subsequently merged into Office Max (an office products retailer). Mr. Rouleau also served with the Target Stores division (a general merchandise retailer) of Dayton Hudson Corporation for 20 years, from its inception in 1962.

Directors continuing in office until the 2010 Annual Meeting of Stockholders

Keith D. Grinstein

Keith D. Grinstein has been a director of Coinstar since August 2001 and has served as the Board of Directors' non-employee chairperson since June 2002. Mr. Grinstein has served as a partner at Second Avenue Partners (an early stage investment group) since January 2000. He has also held a number of senior executive positions at Nextel International, Inc. (a telecommunications company), serving as its president from January 1996 to March 1999, its chief executive officer from January 1996 to August 1999, and a member of its board of directors from 1996 until 2002. Mr. Grinstein previously served as president and chief executive officer of the Aviation Communications Division of AT&T Wireless Services, Inc., formerly McCaw Communications (a provider of wireless voice and data services and products), from January 1991 to December 1995. Mr. Grinstein is currently a director of TrueBlue, Inc. (a provider of temporary manual labor), NetSuite Inc. (a business management software provider), and F5 Networks, Inc. (an application traffic management software company).

Ronald B. Woodard

Ronald B. Woodard has been a director of Coinstar since August 2001. Mr. Woodard is chairperson of MagnaDrive Corporation (an industrial magnetic coupling manufacturer). Mr. Woodard co-founded MagnaDrive in April 1999 after a 32-year career with The Boeing Company (an aerospace firm), where he held numerous positions including president of The Boeing Commercial Airplane Group. Mr. Woodard is currently a director of AAR Corp. (a provider of aftermarket support to the aviation and aerospace industry) and Continental Airlines, Inc. (a commercial airline company). He is also a director of Knowledge Anywhere (an on-line provider of employee training) and the Shaw Island School Board and a trustee of the Seattle Symphony.

CORPORATE GOVERNANCE

Board of Directors

During 2007, the Board of Directors met 13 times. The standing committees of the Board held a total of 30 meetings. No member attended fewer than 94% of the meetings of the Board and standing Board committees on which he or she served. It is Coinstar's policy to request and encourage all of its directors and director nominees to attend in person the annual meeting of stockholders, absent unavoidable conflicts or extenuating circumstances that prohibit attendance. Last year, all directors attended the 2007 Annual Meeting of Stockholders.

The Nasdaq Marketplace Rules require that a majority of our directors be "independent," as defined by Nasdaq Marketplace Rule 4200(a)(15). The Board of Directors, following the review and recommendation of the Nominating and Governance Committee, reviewed the independence of our directors, including whether specified transactions or relationships exist currently, or existed during the past three years, between our directors, or certain family members or affiliates of our directors, and Coinstar and our subsidiaries, certain other affiliates, or our independent auditors. In the review, the placement of Coinstar products and services in West Coast Bank locations, which are owned and operated by West Coast Bancorp, of which Mr. Sznewajs is the president, chief executive officer, and a member of the board of directors, was considered. In addition, the independence of a director who is an officer of a company whose parent company has an investment in a company that has a business relationship with Coinstar, was considered. As a result of the review, the Board determined that all of the directors, except Mr. Cole, who is an employee, were "independent" under the applicable Nasdaq Marketplace Rules described above.

Board Committees

The Board of Directors has established the following standing committees: Audit, Compensation, and Nominating and Governance. The Board may, by resolution passed by a majority of the Board, from time to time, appoint other special committees to address special projects or matters of interest to the Board.

All of the members of each of the standing committees meet the criteria for independence prescribed by Nasdaq. Membership of the standing committees is determined annually by the Board of Directors. Adjustments to committee assignments may be made at any time. As of March 31, 2008, membership of each standing committee was as set forth above under "Board Composition."

The Board of Directors has adopted a written charter for each standing committee. Stockholders may access a copy of each committee's charter on the Investor Relations section of Coinstar's website at *www.coinstar.com*. A summary of the duties and responsibilities of each committee is set forth below.

Audit Committee **9 meetings in 2007**

The purpose of the Audit Committee is to assist the Board of Directors in oversight of (i) the integrity of Coinstar's financial statements, (ii) Coinstar's compliance with legal and regulatory requirements, (iii) the independent auditors' qualifications and independence, (iv) the performance of Coinstar's independent auditors and the internal auditors, and (v) compliance with Coinstar's code of ethics for senior financial officers and with Coinstar's code of conduct for all Coinstar personnel. The Audit Committee retains the authority and responsibility to select, evaluate, and, where appropriate, replace the independent auditors. The Audit Committee may retain independent counsel and accountants and other professionals to assist it without seeking Board approval with respect to the selection, fees, or terms of engagement of any such advisors.

The Audit Committee meets with our independent auditors at least quarterly, prior to releasing our quarterly results, to review the results of the auditors' interim reviews or annual audit before the results are released to the public or filed with the Securities and Exchange Commission (the "SEC") or other regulators. The Audit Committee also reviews and comments as to the quality of our accounting principles and financial reporting and controls, adequacy of staff, and the results of procedures performed in connection with the audit process.

The charter of the Audit Committee requires that it be composed of at least three directors, all of whom meet the independence requirements established by the Board of Directors, Nasdaq, and other applicable laws and regulations. Each Audit Committee member must meet the financial literacy, experience, and expertise requirements of the SEC, Nasdaq, and other applicable laws and regulations. At least one Audit Committee member must be an "audit committee financial expert" and have accounting or related financial management expertise as required by the Board, the SEC, and Nasdaq. No member of the Audit Committee may serve on more than three audit committees of publicly traded companies (including our Audit Committee), unless the Board determines that such simultaneous service would not impair the ability of such member to serve on the Audit Committee. The Board has determined that Mr. Grinstein's simultaneous service on the audit committees of TrueBlue, Inc., NetSuite, Inc., and F5 Networks, Inc. will not impair his ability to serve on our Audit Committee.

The Board of Directors has determined that each member of the Audit Committee meets the independence and financial literacy requirements of the SEC and Nasdaq. The Board has also determined that Messrs. Eskenazy and Sznewajs are "audit committee financial experts" under SEC rules, have accounting or related financial management experience, and are financially sophisticated under the Nasdaq Marketplace Rules.

Compensation Committee **14 meetings in 2007**

The purpose of the Compensation Committee is to ensure that Coinstar's compensation practices further the shared interests of stockholders and management to attract, hire, retain, and motivate the people needed to achieve Coinstar's performance goals. In particular, the Compensation Committee (i) defines and oversees the executive compensation programs (including compensation of the Chief Executive Officer), (ii) reviews, approves, and administers equity-based compensation and benefit plans, (iii) periodically reviews other employee compensation and benefits programs, and (iv) defines and oversees the director compensation program.

The Compensation Committee's charter reflects the responsibilities noted above and is reviewed regularly by the Compensation Committee. The charter also requires that the Compensation Committee be composed of at least three directors, all of whom are non-employee outside directors and meet the independence requirements established by the Board of Directors, Nasdaq, and other applicable laws and regulations. The Board has determined that each member of the Compensation Committee meets such requirements. The Compensation Committee meets throughout the year at scheduled and special times, and takes actions by written consent, when necessary.

Pursuant to the Compensation Committee's charter, the Compensation Committee may engage professional consultants to assist it in meeting its responsibilities. The Compensation Committee may work with Coinstar's human resources professionals and with outside consultants to conduct market surveys to assess and compare executive compensation levels and pay practices in similarly situated companies. The Compensation Committee has authority to retain outside counsel, compensation consultants, or other experts or consultants, including sole authority to terminate and approve the fees and other retention terms for such persons. To the extent permitted by applicable law, regulations, and Nasdaq, the Compensation Committee may form and delegate authority to subcommittees and may delegate authority to one or more designated members of the Compensation Committee or of the Board of Directors, or to Coinstar's officers, to perform certain duties on its behalf.

The Compensation Committee reports frequently to the Board of Directors and maintains open communication with Coinstar's Chief Executive Officer, independent consultants, and internal human resources professionals. The Compensation Committee establishes an annual meeting schedule. Other meetings may be called by the Compensation Committee's chairperson or at the direction of the Board. The Compensation Committee's chairperson and Coinstar's Chief Executive Officer and/or Corporate Vice President of Human Resources jointly prepare an agenda for each Compensation Committee meeting.

Compensation Consultant

Pursuant to the Compensation Committee's charter, as outlined above, the Compensation Committee may engage outside consultants to assist it in meeting its responsibilities. For 2007 executive compensation, the Compensation Committee retained Towers Perrin as a compensation consultant to review Coinstar's short- and long-term programs and to make recommendations for changes based on Coinstar's pay philosophy, business objectives and stockholder expectations. Beginning in November 2006, Towers Perrin reviewed Coinstar's compensation philosophies and practices. Towers Perrin then conducted a competitive market analysis of Coinstar's executive positions that included published national survey sources of similarly-sized companies augmented by proxy data of West Coast companies of similar size and with similar price-to-earnings multiples. The Compensation Committee then worked closely with Towers Perrin, our Chief Executive Officer, and our Corporate Vice President of Human Resources to review and age the national survey data by 3.5% to bring it current to July 1, 2007 for its determination of 2007 base salaries. In 2007, Towers Perrin attended one Compensation Committee meeting and held several telephone conference calls with the Compensation Committee's chairperson and the Corporate Vice President of Human Resources during the executive compensation evaluation process. Towers Perrin did not provide any other services to Coinstar and received fees from Coinstar on behalf of the Compensation Committee.

Towers Perrin did not determine any aspect of Coinstar's executive compensation. Please refer to the "Compensation Discussion and Analysis" for a discussion of the Compensation Committee's determinations regarding executive compensation for 2007.

Role of Executives in Establishing Compensation

In connection with the preparation of executive compensation, Coinstar's management assists the Compensation Committee with the assessment, design, and recommendation of compensation programs. At the request of the Compensation Committee, the Chief Executive Officer, Chief Financial Officer, and Corporate Vice President of Human Resources assist in the review of compensation studies and proposed incentive plans, including, at the delegation of the Compensation Committee, proposing specific performance goals to be reviewed by the Compensation Committee with respect to the short-term executive incentive plan. At the request of the Compensation Committee, the Chief Executive Officer, Chief Financial Officer, and Corporate Vice President of Human Resources may attend the Compensation Committee meetings that relate to executive compensation; however, the executives do not attend the executive sessions of the meetings. In connection with reviewing and determining executive compensation, the Compensation Committee asks the Chief Executive Officer to provide recommendations for compensation levels for the other executive officers. The Compensation Committee uses this information along with, among other things, survey data and market studies to determine executive compensation.

Nominating and Governance Committee **7 meetings in 2007**

The purposes of the Nominating and Governance Committee (the "Nominating Committee") are to (i) identify individuals qualified to become members of the Board of Directors, (ii) approve and recommend to the Board director candidates, (iii) oversee evaluations of the Board and its committees, (iv) monitor the independence of non-employee directors, (v) develop, annually update, and recommend to the Board corporate governance principles and policies applicable to Coinstar, including its code of conduct, and (vi) monitor compliance with such principles and policies.

The charter of the Nominating Committee requires that it be composed of at least three directors, each of whom meets the independence standards required by the Board of Directors, Nasdaq, and other applicable laws and regulations. The Board has determined that each member of the Nominating Committee meets such requirements.

As noted above, the Nominating Committee is responsible for making recommendations to the Board of Directors concerning nominees for election as directors and nominees for Board vacancies. To fulfill this role, the Nominating Committee has authority to retain and terminate any search firm that is used to identify director candidates and retains the sole authority to approve fees and other retention terms relating to search firms. The Nominating Committee may also retain independent counsel and other professionals to assist it. When assessing a director candidate's qualifications, the Nominating Committee will consider, among other factors, issues of expertise (including retail, public company, and policy-making experience), independence, personal and professional ethics, integrity, and values, as well as skills relating to finance, public policy, management, and business. These director selection guidelines are further described in Exhibit A to the Nominating Committee's charter.

Pursuant to its charter, the Nominating Committee will also consider qualified director candidates recommended by Coinstar's stockholders. The Nominating Committee evaluates the qualifications of candidates properly submitted by stockholders in the same manner as it evaluates the qualifications of director candidates identified by the Nominating Committee or the Board of Directors. Stockholders can recommend director candidates by following the instructions outlined below under "Consideration of Stockholder-Recommended Nominees." No nominations for director were submitted to the Nominating Committee for consideration by any of Coinstar's stockholders, including Shamrock, in connection with the Annual Meeting.

2007 Director Compensation Table

The following table shows compensation earned by or paid to our non-employee directors who served as directors during 2007.

Name[1]	Fees Earned or Paid in Cash	Stock Awards [2]	Option Awards [3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Deborah L. Bevier	$ 79,375	$ 57,904	$ 53,902	—	—	$ 191,181
David M. Eskenazy	81,250	57,904	53,902	—	—	193,056
Keith D. Grinstein	124,000 [4]	75,117	82,450	—	$ 9,250 [5]	290,817
R. Michael Rouleau [6]	59,500	43,025	139,627	—	—	242,152
Robert D. Sznewajs	82,000	57,904	53,902	—	—	193,806
Ronald B. Woodard	61,375	57,904	53,902	—	—	173,181

(1) David W. Cole, Chief Executive Officer, did not receive additional compensation for his services on the Board of Directors. Mr. Cole's compensation is described in the 2007 Summary Compensation Table.

(2) As of December 31, 2007, non-employee members of the Board of Directors had the following aggregate number of restricted stock awards outstanding: Ms. Bevier, 2,347; Mr. Eskenazy, 2,347; Mr. Grinstein, 3,286; Mr. Rouleau, 2,347; Mr. Sznewajs, 2,347; and Mr. Woodard, 2,347. The dollar amounts in this column reflect the amount recognized for financial statement reporting purposes in accordance with FAS 123R (excluding the accounting effect of any estimate of future forfeitures, and reflecting the effect of any actual forfeitures) for the fiscal year ended December 31, 2007. Accordingly, the amounts include amounts from awards granted in or prior to 2007. Assumptions used in the calculation of these amounts are described in notes 2 and 10 to the Company's audited financial statements included in the Annual Report. On June 4, 2007, each non-employee director, other than Mr. Grinstein, received an annual award of restricted stock with a grant date fair value of $75,000, based on the closing price of our common stock on the date of grant ($31.95), resulting in 2,347 shares of restricted stock. As Chairman of the Board of Directors, Mr. Grinstein received an annual award of restricted stock with a grant date fair value of $105,000, based on the closing price of our common stock on the date of grant ($31.95), resulting in 3,286 shares of restricted stock. Each restricted stock award vests one year from the date of grant.

(3) As of December 31, 2007, non-employee members of the Board of Directors had the following aggregate number of options outstanding: Ms. Bevier, 52,434; Mr. Eskenazy, 62,434; Mr. Grinstein, 83,691; Mr. Rouleau, 13,934; Mr. Sznewajs, 52,434; and Mr. Woodard, 57,434. The dollar amounts in this column reflect the amount recognized for financial statement reporting purposes in accordance with FAS 123R (excluding the accounting effect of any estimate of future forfeitures, and reflecting the effect of any actual forfeitures) for the fiscal year ended December 31, 2007. Accordingly, the amounts include amounts from options granted in or prior to 2007. Assumptions used in the calculation of these amounts are described in notes 2 and 10 to the Company's audited financial statements included in the Annual Report. On June 4, 2007, each non-employee director, other than Mr. Grinstein, received an annual stock option grant with a grant date fair value of $35,000, resulting in an option to purchase 2,934 shares of common stock. As Chairman of the Board of Directors, Mr. Grinstein received an annual stock option grant with a grant date fair value of $50,000, resulting in an option to purchase 4,191 shares of common stock. These grants vest in equal monthly installments over one year from the date of grant and have a term of five years. Mr. Rouleau was also granted an initial option to purchase 11,000 shares of common stock, with a grant date fair value of $119,790, upon election to the Board of Directors. This grant vested immediately on grant and has a term of five years.

(4) Includes a $1,250 late payment in the first quarter of 2007 for services in 2006.

(5) Amount reflects compensation from Coinstar for Mr. Grinstein's service on the board of directors of Redbox Automated Retail, LLC ("Redbox"), an investment between Coinstar and affiliates of McDonald's Corporation. For his services on the Redbox board of directors, Mr. Grinstein receives $1,500 ($1,000 prior to June 4, 2007) per meeting attended in person and $750 per meeting attended telephonically.

(6) Mr. Rouleau was elected to the Board of Directors on January 9, 2007.

Time and Manner of Compensation

Cash compensation for attending committee meetings is paid at the end of each fiscal quarter. Annual cash retainers for service as a director or committee chairperson are paid in quarterly installments at the same time as committee meeting fees are paid. Directors may elect to receive their compensation in the form of Coinstar common stock rather than cash. If the director elects to receive Coinstar common stock, the director will receive the number of whole shares that may be purchased at the fair market value on the last day of the fiscal quarter with the compensation otherwise payable in cash. Any balance of compensation remaining after the whole shares are issued is then paid in cash. In the past, we allowed directors to defer portions of their annual cash compensation into tax-deferred interest-bearing accounts pursuant to the Outside Directors' Deferred Compensation Plan. In January 2005, we suspended future deferrals under the plan due to low participation. Directors who had previously deferred a portion of their cash compensation continue to maintain interests in the plan.

Pursuant to a non-employee director program administered under Coinstar's 1997 Amended and Restated Equity Incentive Plan, as amended on June 4, 2007, stock options and restricted stock awards are automatically awarded upon initial election or appointment to the Board of Directors and following each annual meeting of stockholders. The terms of these awards are described in footnotes 2 and 3 to the table above. Stock options are granted with exercise prices equal to the per share fair market value of Coinstar common stock on the date of grant.

2007 Compensation

For 2007, the components of Coinstar's non-employee director cash and equity compensation were:

Compensation paid to non-employee directors	Prior to June 4, 2007	As of June 4, 2007
Annual retainer	$25,000	$50,000
Attendance (in person) at Board meeting (per meeting fee)	$ 1,500	$ —
Attendance (by phone) at Board meeting (per meeting fee)	$ 750	$ —
Annual restricted stock award	1,500 shares	$75,000 (1)
Annual stock option grant	8,500 shares	$35,000 (1)
Stock option grant upon initial election or appointment	11,000 shares	(2)
Restricted stock grant upon initial election or appointment	—	(2)
Compensation for attendance at committee meetings (in person or by phone)		
Audit Committee	$ 1,250	$ 1,250
Compensation Committee	$ 1,000	$ 1,000
Nominating Committee	$ 1,000	$ 1,000
Additional compensation for Board and Committee chairpersons		
Non-employee chairperson of the Board		
Cash	$25,000	$35,000
Stock option grant	5,000 shares	$30,000 (1)
Restricted stock award	—	$15,000 (1)
Audit Committee (if not Board chairperson)	$10,000	$10,000
Compensation Committee (if not Board chairperson)	$ 7,500	$10,000
Nominating Committee (if not Board chairperson)	$ 5,000	$ 7,500

(1) Awards are granted based on grant date fair value.

(2) Upon an initial election or appointment on a date other than the date of an annual meeting of stockholders, each non-employee director is automatically granted a prorated annual option grant and restricted stock award, based on the number of full calendar months between the date of initial election or appointment and the date of the first anniversary of the then last annual meeting of stockholders.

Directors are reimbursed for reasonable Coinstar-related travel expenses. In addition, directors are paid a per meeting fee for attending any meetings of non-standing committees established by the Board.

Non-employee Director Stock Ownership Guidelines

The Board of Directors instituted stock ownership guidelines that provide that each non-employee director (Mr. Cole is subject to the officer stock ownership guidelines described elsewhere in the Proxy Statement) should personally own shares of Coinstar's common stock equal in market value to three times his or her annual cash compensation. Current directors are expected to attain the minimum level of target ownership prior to the 2009 annual meeting of stockholders. Any new director will be expected to attain the minimum level of target ownership within a period of three years from the date he or she is first elected to the Board. The following shares will be counted in determining a director's stock ownership: (a) shares of Coinstar's common stock purchased on the open market; (b) shares obtained through option exercises; and (c) shares of Coinstar's restricted stock held directly by a director, whether or not yet vested. Director stock ownership does not include options to purchase stock.

EQUITY COMPENSATION PLAN INFORMATION

The following table shows the shares of Coinstar common stock authorized for issuance under our equity compensation plans as of December 31, 2007.

Our stockholder-approved equity compensation plans consist of our 1997 Amended and Restated Equity Incentive Plan, as amended, our 1997 Non-Employee Directors' Stock Option Plan (the "1997 Director Plan"), and our Employee Stock Purchase Plan, as amended (the "ESPP Plan"). We have not granted any awards since June 2004, and no additional awards will be granted under the 1997 Director Plan.

Our non-stockholder-approved equity compensation plans consist of our 2000 Amended and Restated Equity Incentive Plan and certain other individual arrangements made outside our 1997 Amended and Restated Equity Incentive Plan and our 1997 Director Plan, but subject to the terms of the 1997 Amended and Restated Equity Incentive Plan, as described below.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by stockholders	2,149,097 (1)	$ 23.41	2,615,939 (2)(3)
Equity compensation plans not approved by stockholders	519,190	$ 21.66	25,040 (3)
Total	2,668,287	$ 23.07	2,640,979

(1) Includes shares subject to stock options granted to our non-employee directors under the 1997 Director Plan, which was suspended by Board action in 2005. Also includes shares subject to stock options granted to our non-employee directors pursuant to a program administered under our 1997 Amended and Restated Equity Incentive Plan and described in the 2007 Director Compensation Table.

(2) Of these shares, 28,530 remain available for issuance under the ESPP Plan, which was suspended as of August 2005.

(3) Under the 1997 Amended and Restated Equity Incentive Plan and the 2000 Amended and Restated Equity Incentive Plan, Coinstar may grant awards of common stock, restricted stock awards, or awards denominated in units of common stock, in addition to stock options.

Description of Non-Stockholder-Approved Equity Arrangements

Below is a description of our equity compensation arrangements that were not approved by stockholders. Approval by stockholders was not required under the SEC and Nasdaq Marketplace Rules in effect at the time these arrangements were entered into.

2000 Amended and Restated Equity Incentive Plan

In December 2000, the Board of Directors adopted the 2000 Amended and Restated Equity Incentive Plan. Subject to adjustment for stock splits and other similar events, a maximum of 770,000 shares are authorized for issuance under the 2000 Amended and Restated Equity Incentive Plan. As of December 31, 2007, there were 25,040 shares available for grant under the 2000 Amended and Restated Equity Incentive Plan. The 2000 Amended and Restated Equity Incentive Plan provides for the grant of nonqualified stock options and stock awards, with terms and conditions substantially similar to those described for nonqualified stock options and stock awards under the description of the 1997 Amended and Restated Equity Incentive Plan below. The 2000 Amended and Restated Equity Incentive Plan will terminate on April 1, 2010, unless earlier terminated by the Board.

Non-Plan Grants

In October 2001, in connection with his joining Coinstar as our Chief Executive Officer, we granted Mr. Cole a nonqualified stock option to purchase 200,000 shares of Coinstar common stock with an exercise price equal to the fair market value of Coinstar common stock on the date of grant, which was $21.24. The option has a ten-year term and vested 25% on the first anniversary of the date of grant, with additional vesting occurring 2.08333% per month thereafter, fully vesting in October 2005. In the event of Mr. Cole's termination of employment with Coinstar, the option will remain exercisable until the earliest of (i) the expiration of the option, (ii) three months following termination due to reasons other than disability or death, (iii) one year following termination due to disability or death, and (iv) immediately upon termination for cause. In the event of Mr. Cole's death while the option is still exercisable, the option will remain exercisable until the earlier of the expiration of the option and one year from the date of death. The option was granted outside the 1997 Amended and Restated Equity Incentive Plan, but, except as otherwise specified in the agreement evidencing the grant, is subject to the terms of that plan.

In September 2002, we granted each of our non-employee directors, other than our chairperson, nonqualified stock options to purchase 2,500 shares. We granted our chairperson a nonqualified stock option to purchase 7,500 shares. Each of these options has a ten-year term, has an exercise price equal to the fair market value of Coinstar common stock on the date of grant ($27.60) and vested at the rate of 8.333% of the total grant for each month of continuous service from the date of grant, until fully vested one year from the date of grant. In the event of a non-employee director's termination of service, the vested portion of the option will remain exercisable until the earlier of the expiration of the option or one year after termination of service. Each of these options was granted outside the 1997 Director Plan (which plan was terminated by the Board of Directors in 2005), but, except as otherwise specified in the agreement evidencing the grant, is subject to the terms of that plan.

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF KPMG LLP AS INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has selected KPMG LLP, an independent registered public accounting firm, as Coinstar's independent auditors for the fiscal year ending December 31, 2008. Representatives of KPMG LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

Stockholder ratification of the appointment of KPMG LLP as Coinstar's independent auditors is not required by Coinstar's Bylaws or otherwise. However, the Board of Directors is submitting the appointment of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the appointment, the Audit Committee will reconsider whether to retain KPMG LLP. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent accounting firm at any time during the year if it determines that such a change would be in the best interests of Coinstar and its stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT AUDITORS.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee serves as the representative of the Board of Directors for general oversight of Coinstar's financial accounting and reporting, systems of internal control, audit process, and monitoring compliance with laws and regulations and standards of business conduct. Management has responsibility for preparing Coinstar's financial statements, as well as for Coinstar's financial reporting process. KPMG LLP, acting as an independent registered public accounting firm, is responsible for expressing an opinion on the conformity of Coinstar's audited financial statements with generally accepted accounting principles.

In connection with our review of Coinstar's consolidated audited financial statements for the fiscal year ended December 31, 2007, we relied on reports received from KPMG LLP as well as the advice and information we received during discussions with Coinstar management. In this context, we hereby report as follows:

(i) The Audit Committee has reviewed and discussed the audited financial statements for fiscal year 2007 with the Company's management.

(ii) The Audit Committee has discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended.

(iii) The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, and has discussed with the independent auditors the independent auditors' independence.

(iv) Based on the review and discussion referred to in paragraphs (i) through (iii) above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2007, for filing with the SEC.

Audit Committee

David M. Eskenazy, Chairperson
Keith D. Grinstein
Robert D. Sznewajs

INDEPENDENT AUDITORS' FEES REPORT

In connection with the audit of the 2007 financial statements, we entered into an engagement letter with KPMG LLP that sets forth the terms by which KPMG LLP will perform audit services for Coinstar. That agreement is subject to alternative dispute resolution procedures, an exclusion of punitive damages and various other provisions.

We incurred the following fees for services performed by KPMG LLP, our principal auditor, in fiscal years 2006 and 2007, inclusive of out-of-pocket expenses. Consistent with SEC guidelines, the amounts disclosed below for Audit Fees for fiscal year 2007 reflect fees billed or expected to be billed by KPMG LLP, even if KPMG LLP has not yet invoiced Coinstar for such services as of the date of this Proxy Statement. The amounts disclosed for Audit-Related, Tax, and All Other Fees for fiscal year 2007 include amounts billed for such services by KPMG LLP, even if KPMG LLP did not bill Coinstar for such services until after fiscal 2007 year-end.

Audit Fees

2007	$ 1,674,932
2006	$ 1,530,255

Audit Fees consist of fees for professional services rendered for the audit of our consolidated annual financial statements, reviews of our interim consolidated financial statements included in quarterly reports, and services that are normally provided by our independent auditors in connection with statutory and regulatory filings or engagements, including relating to the SEC.

Audit-Related Fees

2007	$ 0
2006	$ 59,241

Audit-Related Fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." Audit-Related Fees reported for 2006 include fees for statutory audits of consolidated subsidiaries required by local statutes.

Tax Fees

2007	$	168,779
2006	$	25,950

Tax Fees consist of fees for professional services rendered for assistance with federal, state, and international tax compliance, tax advice, and tax planning. All Tax Fees for 2007 related to tax compliance services, consultation and tax planning. All Tax Fees for 2006 related to tax compliance services.

All Other Fees

2007	$	0
2006	$	0

Audit Committee Review and Pre-Approval of Independent Auditors' Fees

The Audit Committee has considered the non-audit services provided by KPMG LLP as described above and believes that they are compatible with maintaining KPMG LLP's independence as Coinstar's principal auditors.

Pursuant to its charter, the Audit Committee pre-approves the retention of the Company's independent auditors for all audit, review, and attest engagements and all non-audit services that the independent auditors are permitted to provide the Company and approves the fees for all such services, other than de minimis non-audit services as allowed by applicable law. Pre-approval of audit and non-audit services is exclusive to the Audit Committee and may not be delegated to management. The Audit Committee has delegated pre-approval authority to the chairperson of the Audit Committee. The chairperson is required to report his decisions to the Audit Committee at regularly scheduled meetings and may not authorize the approval of any audit, audit-related, or non-audit services for which the total amount to be paid by the Company will exceed $50,000. In 2007, the Audit Committee pre-approved 100% of the Audit Fees, Audit-Related Fees, Tax Fees, and All Other Fees listed above.

EXECUTIVE OFFICERS

The following table sets forth the name, age, and position of each of our executive officers as of March 31, 2008:

Name	Age	Position
David W. Cole	60	Chief Executive Officer
Paul D. Davis *	51	Chief Operating Officer
Brian V. Turner	48	Chief Financial Officer
James C. Blakely	52	Senior VP, Sales
Alexander C. Camara	43	Senior VP and General Manager, Worldwide Coin
Richard C. Deck	38	Chief Accounting Officer and Controller
Donald R. Rench	41	General Counsel and Corporate Secretary
Stephen J. Verleye	52	Senior VP and General Manager, E-Payment Services

* Beginning April 7, 2008.

David W. Cole has served as our Chief Executive Officer and a director of Coinstar since October 2001. From December 1999 through February 2001, Mr. Cole served as president of The Torbitt & Castleman Company (a specialty food products manufacturer). From November 1993 through December 1999, he served as president of Paragon Trade Brands (a private label disposable diaper manufacturer).

Paul D. Davis has served as our Chief Operating Officer since April 2008. From February 2007 to March 2008, Mr. Davis was an independent consultant working with various consumer packaged goods and retail companies. From October 2004 to January 2007, Mr. Davis served as global chief executive of Kettle Foods Inc. (a producer of chips and other snack foods). Prior to that, he served as president and chief executive officer of Barilla America, Inc. (the U.S.-based division of The Barilla Group, a food producer) from February 2002 to October 2004. From March 1999 to October 2001, Mr. Davis served in executive positions at Starbucks

Corporation (a publicly-held, specialty coffee retailer), including president, North American Operations from November 1999 to October 2001 and president, Consumer Products Unit from March 1999 to November 1999. From 1983 to 1999, Mr. Davis served in positions of increasing responsibility at Frito-Lay, a division of PepsiCo, Inc. (a food and beverage company), most recently as president of Hostess Frito-Lay Company, Canada.

Brian V. Turner has served as our Chief Financial Officer since June 2003. From October 2001 to June 2003, Mr. Turner served as senior vice president of operations, chief financial officer, and treasurer of RealNetworks, Inc. (a digital media and technology company). From December 2000 to October 2001, Mr. Turner served as president, chief operating officer, secretary, and a member of the board of directors of BSQUARE Corp. (a software company), and also served as their senior vice president of operations, chief financial officer, and secretary from April 1999 to December 2000. Prior to that, he served as chief financial officer and vice president of administration of Radisys Corporation (an embedded software company) from September 1995 to April 1999. Mr. Turner is currently a director of Microvision, Inc. (a provider of display and imaging products for mobile applications).

James C. Blakely has served as our Senior VP, Sales, since May 2004. Prior to that, Mr. Blakely served as an executive consultant with Meridian Consulting (a sales and marketing consulting firm) from September 2001 through May 2004. From 1984 through September 2001, Mr. Blakely held numerous positions with The Dannon Company (a yogurt-product producer), including vice president of sales/distribution transportation and customer service.

Alexander C. Camara has served as our Senior VP and General Manager, Worldwide Coin, since December 2005, prior to which he served as our vice president of International beginning in April 2004, and, before that, as our vice president of United Kingdom operations beginning in March 2002. He also has served as our Managing Director of Coinstar International's subsidiary, Coinstar Ltd., in the United Kingdom since September 1999. From 1987 to 1999, Mr. Camara served in various senior retail and strategic positions at Sainsbury Supermarkets Ltd. (a United Kingdom-based retailer).

Richard C. Deck has served as our Chief Accounting Officer since March 2001 and as our Controller since December 2000. From October 1996 to September 2000, Mr. Deck served as the corporate controller of Concur Technologies, Inc. (a software and service provider of expense management solutions). Prior to that, Mr. Deck was a senior financial analyst at Physio-Control International Corporation (a manufacturer and distributor of cardiac defibrillators). Mr. Deck also spent four years at Price Waterhouse (a professional services firm).

Donald R. Rench has served as our General Counsel since August 2002 and Corporate Secretary since March 2002. Mr. Rench served as our corporate counsel from March 2000 through August 2002. From October 1997 through March 2000, Mr. Rench served as corporate counsel for NetManage, Inc., formerly Wall Data, Inc. (a software company). Prior to that, Mr. Rench was an attorney in private practice in Cincinnati, Ohio.

Stephen J. Verleye has served as our Senior VP and General Manager, E-Payment Services, since he joined Coinstar in February 2004. Prior to joining Coinstar, he served as president and chief executive officer of Applied Microsystems (a software development company) from 1999 to 2003. Prior to that, Mr. Verleye held senior management positions at Radisys Corporation (an embedded software company) from 1993 to 1999.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS, AND MANAGEMENT

The following table shows the number of shares of Coinstar common stock beneficially owned as of March 31, 2008 (except as otherwise noted) by: (i) all those known by us to be beneficial owners of more than 5% of our outstanding common stock; (ii) each director and Board nominee; (iii) each of the Named Executive Officers listed in the 2007 Summary Compensation Table of this Proxy Statement; and (iv) the executive officers and directors as a group.

Unless otherwise indicated, beneficial owners listed in the table may be contacted at Coinstar's corporate headquarters at 1800 114th Avenue S.E., Bellevue, Washington 98004.

Name of Beneficial Owner	Number of Shares Beneficially Owned [1]	Percent of Outstanding Shares [1]
More Than 5% Stockholders		
Shamrock Partners Activist Value Fund, L.L.C. [2] 4444 Lakeside Drive Burbank, CA 91505	3,712,755	13.3%
The Guardian Life Insurance Company of America [3] 201 Park Avenue South, Area 9C New York, NY 10003	3,634,233	13.0%
William Blair & Company, L.L.C. [4] 222 West Adams Street Chicago, IL 60606	2,959,478	10.6%
Frank LaGrange Johnson [5] 570 Lexington Avenue, 27th Floor New York, NY 10022	1,856,806	6.6%
Fine Capital Partners, L.P. [6] 590 Madison Avenue, 5th Floor New York, NY 10022	1,708,806	6.1%
Wallace R. Weitz & Company [7] 1125 South 103rd Street, Suite 600 Omaha, NE 68124	1,525,641	5.5%
Barclays Global Fund Advisors [8] 45 Fremont Street San Francisco, CA 94105	1,496,929	5.4%
Directors		
Keith D. Grinstein [9]	93,128	*
Deborah L. Bevier [10]	63,569	*
David M. Eskenazy [11]	72,773	*
Robert D. Sznewajs [12]	61,603	*
R. Michael Rouleau [13]	16,037	*
Ronald B. Woodard [14]	63,039	*
Named Executive Officers		
David W. Cole [15]	505,122	1.8%
Brian V. Turner [16]	240,510	*
Stephen J. Verleye [17]	91,326	*
James C. Blakely [18]	67,707	*
Alexander C. Camara [19]	94,252	*
Randall J. Fagundo [20]	0	*
All directors and executive officers as a group (13 persons) [21]	1,469,276	5.0%

* Represents beneficial ownership of less than 1%.

(1) Beneficial ownership is determined in accordance with SEC rules. For the number of shares beneficially owned by and the percentage of ownership reported for each of the "More Than 5% Stockholders," we rely on each such stockholder's statements filed with the SEC pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of

1934, as amended, as described in the footnotes below. In computing the number of shares beneficially owned by our directors, director nominees, Named Executive Officers, and other executive officers, shares of common stock subject to restricted stock awards or to stock options that are currently exercisable or will become exercisable within 60 days of March 31, 2008 are deemed outstanding. Shares of common stock subject to restricted stock awards or stock options are not deemed outstanding for the purpose of computing the percentage ownership of any other person. For each person or entity included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or entity by the sum of 27,926,649 shares of Coinstar common stock outstanding as of March 31, 2008, plus the number of shares of common stock, if any, that such person or entity had the right to acquire within 60 days of March 31, 2008. Except as indicated by footnote, and subject to marital community property laws where applicable, we believe that the persons or entities named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2) Information presented is based on a Schedule 13D/A filed with the SEC on March 24, 2008 by Shamrock Activist Value Fund, L.P.—35-2239069 ("Shamrock 35"), Shamrock Activist Value Fund II, L.P.—55-0908199 ("Shamrock 55"), Shamrock Activist Value Fund III, L.P.—11-3768779 ("Shamrock 11"), Shamrock Activist Value Fund GP, L.L.C.—37-1497874 ("Shamrock 37"), and Shamrock Partners Activist Value Fund, L.L.C.—87-0733755 ("Shamrock 87"). Pursuant to the filing, Shamrock 35 reports that it had shared power to vote or direct the vote of and shared power to dispose of or direct the disposition of 2,521,213 shares. Pursuant to the filing, Shamrock 55 reports that it had shared voting and shared dispositive power over 1,041,863 shares. Pursuant to the filing, Shamrock 11 reports that it had shared voting and shared dispositive power over 149,679 shares. Pursuant to the filing, Shamrock 37 reports that it had shared voting and shared dispositive power over 3,712,755 shares. Pursuant to the filing, Shamrock 87 reports that it had sole voting and sole dispositive power over 3,712,755 shares.

(3) Information presented is based on a Schedule 13G/A filed with the SEC on February 8, 2008 by The Guardian Life Insurance Company of America ("GLI"), Guardian Investor Services LLC ("GIS"), RS Investment Management Co. LLC ("RS Investment Management"), and RS Partners Fund. Pursuant to the filing, GLI, GIS, and RS Investment Management report that they had shared voting and shared dispositive power over 3,634,233 shares. Pursuant to the filing, RS Partners Fund reports that it had shared voting and shared dispositive power over 2,464,452 shares.

(4) Information presented is based on a Schedule 13G/A filed with the SEC on January 9, 2008 by William Blair & Company, L.L.C. ("William Blair"). Pursuant to the filing, William Blair reports that it had sole voting and dispositive power over all reported shares.

(5) Information presented is based on a Schedule 13G/A filed with the SEC on March 14, 2008 by LaGrange Capital Partners, L.P. ("LCP"), LaGrange Capital Partners Offshore Fund, Ltd. ("LaGrange Offshore"), LaGrange Capital Administration, L.L.C. ("LaGrange Capital"), and Frank LaGrange Johnson ("FLJ"). Pursuant to the filing, LCP reports that it had sole power to vote or direct the vote of and sole power to dispose of or direct the disposition of 1,382,820 shares. Pursuant to the filing, LaGrange Offshore reports that it had sole power to vote or direct the vote of and sole power to dispose of or direct the disposition of 469,586 shares. Pursuant to the filing, LaGrange Capital reports that it had sole power to vote or direct the vote of and sole power to dispose of or direct the disposition of 1,852,406 shares. Pursuant to the filing, FLJ reports that he had sole power to vote or direct the vote and sole power to dispose of or direct the disposition of 1,856,806 shares.

(6) Information presented is based on a Schedule 13D/A filed with the SEC on March 10, 2008 by Fine Capital Partners, L.P., Fine Capital Advisors, LLC, and Debra Fine. Pursuant to the filing, Fine Capital Partners, L.P. reports that it had sole power to vote or direct the vote and sole power to dispose of or direct the disposition of 1,708,806 shares. Pursuant to the filing, Fine Capital Advisors, LLC reports that it had sole power to vote or direct the vote and sole power to dispose of or direct the disposition of 1,708,806 shares. Pursuant to the filing, Debra Fine reports that she had sole power to vote or direct the vote and sole power to dispose of or direct the disposition of 1,708,806 shares.

(7) Information presented is based on a Schedule 13G filed with the SEC on January 11, 2008 by Wallace R. Weitz & Company and Wallace R. Weitz. Pursuant to the filing, Wallace R. Weitz & Company reports that it had sole voting power over 1,471,385 shares and sole dispositive power over 1,525,641 shares. Pursuant to the filing, Wallace R. Weitz reports that he had shared voting power over 1,471,385 shares and shared dispositive power over 1,525,641 shares. Pursuant to a Schedule 13G/A filed with the SEC on April 17, 2008, Wallace R. Weitz & Company and Wallace R. Weitz report that they are no longer beneficial owners of more than 5% of our outstanding common stock.

(8) Information presented is based on a Schedule 13G filed with the SEC on February 5, 2008 by Barclays Global Investors, NA. ("BGI"), Barclays Global Fund Advisors ("BGF"), Barclays Global Investors, LTD ("Barclays Investors"), Barclays Global Investors Japan Trust and Banking Company Limited ("Barclays Japan Bank"), Barclays Global Investors Japan Limited ("Barclays Japan Limited"), Barclays Global Investors Canada Limited ("Barclays Canada Limited"), Barclays Global Investors Australia Limited ("Barclays Australia Limited"), and Barclays Global Investors (Deutschland) AG ("Barclays Deutschland"). Pursuant to the filing, BGI reports that it had sole power to vote or direct the vote of 540,356 shares and the sole power to dispose of or direct the disposition of 650,477 shares. Pursuant to the filing, BGF reports that it had sole power to vote or direct the vote of 584,840 shares and sole power to dispose of or direct the disposition of 817,792 shares. Pursuant to the filing, Barclays Investors reports that it had sole power to dispose of or direct the disposition of 28,660 shares. Pursuant to the filing, Barclays Japan Bank,

Barclays Japan Limited, Barclays Canada Limited, Barclays Australia Limited, and Barclays Deutschland report that they had no power to vote or direct the vote of or dispose of or direct the disposition of shares.

(9) Includes (a) 83,342 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2008 and (b) 3,286 shares of unvested restricted stock.

(10) Includes (a) 52,190 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2008 and (b) 2,347 shares of unvested restricted stock.

(11) Includes (a) 62,190 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2008 and (b) 2,347 shares of unvested restricted stock.

(12) Includes (a) 5,566 shares credited to Mr. Sznewajs' deferred account under the Coinstar, Inc. Outside Directors' Deferred Compensation Plan, (b) 52,190 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2008, and (c) 2,347 shares of unvested restricted stock.

(13) Includes (a) 13,690 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2008 and (b) 2,347 shares of unvested restricted stock.

(14) Includes (a) 57,190 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2008 and (b) 2,347 shares of unvested restricted stock.

(15) Includes (a) 440,792 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2008 and (b) 33,042 shares of unvested restricted stock. All shares are held in trust under the Cole Living Trust, dated August 5, 2003, and any amendments thereto, for the benefit of Mr. Cole and his spouse, with Mr. Cole and his spouse as trustees.

(16) Includes (a) 199,208 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2008 and (b) 20,318 shares of unvested restricted stock.

(17) Includes (a) 83,959 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2008 and (b) 5,527 shares of unvested restricted stock.

(18) Includes (a) 60,208 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2008 and (b) 5,527 shares of unvested restricted stock.

(19) Includes (a) 81,416 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2008 and (b) 5,527 shares of unvested restricted stock.

(20) Mr. Fagundo's employment with Coinstar was terminated effective October 31, 2007.

(21) Includes (a) 1,271,752 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2008 and (b) 90,265 shares of unvested restricted stock. Does not include shares beneficially owned by Mr. Fagundo.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Coinstar's directors, executive officers, and persons who own more than 10% of a registered class of Coinstar's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. To our knowledge, all of our directors complied with all of the Section 16(a) reporting requirements applicable to them with respect to transactions during fiscal year 2007. To our knowledge, the following transactions by individuals who were officers of Coinstar in 2007 have been reported late: (a) Donald R. Rench filed a late Form 4 in 2007 to report three prior transactions and (b) each of the following officers filed a late Form 4 in 2008 to report the number of prior transactions identified next to their names with respect to the tendering of shares to Coinstar to satisfy their withholding obligations for restricted stock awards—James C. Blakely (6), Alexander C. Camara (6), David W. Cole (6), Richard C. Deck (3), John P. Reilly (5), Donald R. Rench (6), Michael J. Skinner (1), Brian V. Turner (6), Stephen J. Verleye (5), and Randall J. Fagundo (3).

Objectives of Compensation Programs

Compensation Philosophy and Policies

Our executive compensation programs are designed to attract, motivate, and retain executive officers critical to our long-term success and the creation of stockholder value. The decisions by the Compensation Committee of the Board (for purposes of the Compensation Discussion and Analysis, the "Committee") concerning the specific compensation elements and total compensation paid or awarded to our executive officers for 2007 were made with the intent that executive compensation:

- remain aligned with the goal of enhancing stockholder value; and
- reflect evolving compensation standards and practices among our peer group companies (described below).

The Committee believes that the allocation among the different forms of compensation should vary based on the position and level of responsibility. For example, those executives with the greater ability to influence company performance will have a higher level of at-risk compensation in the form of an increased percentage of total compensation in stock options, restricted stock awards, performance-based restricted stock and performance-based short-term incentives. The lower the level of influence of an executive on company performance, the higher the percentage of their total compensation is in the form of base salary with a correspondingly lower percentage of stock options, restricted stock awards, performance-based restricted stock and performance-based short-term incentives. Accordingly, the Committee designs executive compensation for higher-level executives to align closely with stockholders' and our long-term shared interests.

Particular factors affecting the Committee's decisions for 2007 included:

- *"total" compensation*—the Committee believes executive compensation packages should take into account the competitiveness of each component of compensation: base salary, short-term (cash) and long-term (equity) incentives and benefits;
- *"pay-for-performance"*—the Committee believes a significant portion of executive compensation should be determined based on company and line of business results as compared to quantitative and qualitative performance goals set at the beginning of each year;
- *"at-market" compensation*—the Committee believes executive compensation levels should be at or above the median compensation awarded to similarly situated peer group companies;
- *"stockholder aligned" compensation*—the Committee believes equity compensation awarded to executive officers (consisting of a mix of stock options, restricted stock awards and performance-based restricted stock) should be a significant portion of each executive's compensation and should further the shared interests of our executives and stockholders;
- *"fair" compensation*—the Committee believes executive compensation levels should be perceived as fair, both internally and externally; and
- *"tax deductible" compensation*—the Committee believes we should maximize the tax deductibility of compensation paid to executive officers, as permitted under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"); but may approve components of executive compensation that will not meet the requirements of Section 162(m) in order attract, motivate, and retain executives.

The compensation philosophy and policies for 2007 were established based on discussion among the Committee, management, and outside consultants. The Committee reviews the compensation philosophy and policies annually when determining the next year's executive compensation.

Benchmarking of Compensation

When evaluating executive compensation, the Committee's intent is to set the components of executive compensation (base salary, short-term incentives and long-term incentives) at or above the median compensation awarded to similarly situated peer group companies and information provided in survey data/

market studies. The Committee reviews survey data/market studies in order to determine competitive market pay and market/industry trends in executive compensation.

For 2007 executive compensation, the Committee retained Towers Perrin as a compensation consultant to review Coinstar's short- and long-term programs and to make recommendations for changes based on Coinstar's pay philosophy, business objectives and stockholder expectations. Beginning in November 2006, Towers Perrin reviewed the Company's compensation philosophies and practices. Towers Perrin then conducted a competitive market analysis of the Company's executive positions which included published national survey sources of similarly sized companies augmented by proxy data of West Coast companies of similar size with price to earnings multiples similar to the Company's. The data gathered included 25th percentile, 50th percentile (median) and 75th percentile base salary and actual cash compensation levels as well as 50th percentile and 75th percentile long-term incentive and total direct compensation levels. Specifically, Towers Perrin provided data from the 2006 Mercer Executive Compensation Survey Report (for companies with $500 million to $1 billion in revenues), the 2006/2007 Watson Wyatt Survey Report on top management compensation (for companies with $250 million to $1 billion in revenues) and the proxy data for the following West Coast companies:

AMI Semiconductor	Itron, Inc.
bebe stores, inc.	Keystone Automotive Industries, Inc.
Brocade Communication Systems, Inc.	MacDermid, Incorporated
Charlotte Russe Holding, Inc.	Mentor Graphics Corporation
Coherent, Inc.	Nautilus, Inc.
Coldwater Creek Inc.	Netflix, Inc.
Esterline Technologies Corporation	Oakley, Inc.
FLIR Systems, Inc.	Pinnacle Entertainment, Inc.
Getty Images, Inc.	Polycom, Inc.
Global Cash Access Holdings, Inc.	Resmed, Inc.
Gottschalks Inc.	Resources Connection, Inc.
IHS, Inc.	Sterling Financial Corporation
Intersil Corporation	

The Committee then worked closely with Towers Perrin, our Chief Executive Officer and our Corporate Vice President of Human Resources to review and age the national survey data by 3.5% to update it to July 1, 2007 for its determination of 2007 base salaries.

Elements of Compensation

Elements of In-Service Compensation and Benefits

Compensation paid to our executive officers in 2007 consisted of the following components: base salary, short-term (cash) incentives, long-term (equity) incentives and other benefits. We pay base salaries in order to attract and retain executives as well as to provide a base of cash compensation for employment for the year. We pay short-term incentives to reward executive officers for individual and team performance and for achieving key measures of corporate performance. We pay long-term incentives in order to retain executives as well as to align the interests of executives directly to the long-term interests of our stockholders.

Base Salary. Base salaries for our executive officers are determined by evaluating the following factors:

- the responsibilities of the position;

- the strategic value of the position;
- the experience and skills of the individual filling the position; and
- market data for comparable positions in peer group companies.

The 2007 salaries for our Named Executive Officers (as defined below) are shown in the Summary Compensation Table in this Proxy Statement. The percentage of base salary increases for Named Executive Officers from 2006 to 2007 ranged from 0% to 9%, excluding Mr. Cole. Mr. Cole received an 18.7% increase in base salary from 2006 to 2007 in order to adjust his base salary closer to the 50th percentile range of other chief executive officers at our peer group companies. The Committee believes that the base salaries for our other Named Executive Officers in 2007 were generally competitive when compared to similar positions at our peer group companies and that such base salaries were merited, based on each executive's performance, position and responsibilities, to retain executives and to keep in line with cost-of-living increases.

Base salaries are reviewed annually and are effective January 1 of the new fiscal year. The Committee may adjust base salaries from time to time to recognize changes in individual performance, promotions and competitive compensation levels.

Short-Term Incentives. The 2007 short-term incentives awarded to our Named Executive Officers were awarded under the 2007 Incentive Compensation Plan. The awards consisted of a cash bonus, of which 70% was tied to key measures of corporate performance and 30% was based on Committee discretion. Of the 70% attributable to the achievement of corporate performance goals, eligible executive officers could have received between 0% and 200% of the target amount, depending on the level of achievement of the goals. Of the 30% based on the Committee's discretionary pool, participants under the plan could have received between 0% and 200% of the target amount.

The target cash bonus for each participating executive officer constitutes a percentage of each officer's base salary, as follows:

Named Executive Officer	Target Award as a Percentage of Base Salary
David W. Cole	60%
Brian V. Turner	50%
Stephen J. Verleye	40%
James C. Blakely	50%
Alexander C. Camara	40%
Randall J. Fagundo	40%

The key measures of corporate performance under the 2007 Incentive Compensation Plan (which make up 70% of the target cash bonus) were prepared by management and recommended to the Committee based on past performance and the 2007 budget. The Committee reviewed and approved the target performance measures at the beginning of 2007. The primary corporate performance measure for 2007, which was weighted at 50%, was earnings before interest, tax, depreciation and amortization (EBITDA), excluding acquisitions and certain one-time events. The EBITDA target was set assuming that 2007 EBITDA would exclude EBITDA generated from 2007 acquisitions because the Committee determined that management should not be able to achieve EBITDA targets through acquisition. There were nine other measures of corporate performance (including financial and non-financial measures), none of which was individually material. The following table shows the EBITDA target and maximum goals (there was no threshold) and the level of actual achievement in 2007:

Key Performance Measure	Target	Maximum	Actual Achievement
EBITDA (excluding acquisitions and certain one time events)	$112 million	$116 million	$115.4 million *

* EBITDA reported for fiscal year 2007, excluding the 2007 telecommunication fee tax refund.

The 30% discretionary bonus pool was established by the Committee, after evaluating the management team's performance for the entire year and based on the Chief Executive Officer's recommendation. In evaluating the discretionary bonus pool based on management team performance, the Committee considered accomplishments of the team as a group, how the team's performance compared to our corporate performance and the expected payout based on the corporate performance against the pre-determined corporate performance goals. In determining the allocation of the bonus pool, the Committee reviewed the Chief Executive Officer's individual performance and the Chief Executive Officer's recommendations for other executive officer awards, which were based on an evaluation of each executive's individual performance in their particular job. Individual performance metrics evaluated by the Committee included exceptional performance for the position, significant accomplishments, and overall contribution to the executive team and the Company. As a result of the higher than expected payout under the key measures of corporate performance (which represents 70% of the 2007 Incentive Compensation Plan), the Committee determined that the average payout of 89% of target was an adequate reflection of performance for the year with the exception of two individuals, Messrs. Camara and Blakely. In recognition of their efforts in significantly expanding our relationship with Wal-Mart, Messrs. Camara and Blakely received a discretionary bonus under the 2007 Incentive Compensation Plan of $5,468 and $13,912, respectively.

The total cash bonuses paid to our Named Executive Officers for 2007 are shown in the Summary Compensation Table in this Proxy Statement. Overall, the total cash bonuses paid to our Named Executive Officers under the 2007 Incentive Compensation Plan ranged from 74.9% to 100.1% of each of their respective target bonus amounts. The cash bonuses were paid out as follows:

- 35% paid in August 2007 and 35% paid in February 2008, for a total allocation under the 2007 Incentive Compensation Plan of 70% based on achievement of certain semi-annual performance goals related to the key measures of corporate performance identified above for each six-month period; and
- 30% paid in February 2008 based on the Committee's discretion.

Long-Term Incentives. Long-term incentives awarded to our executive officers consist of equity compensation in the form of stock options, restricted stock awards and performance-based restricted stock awards. All annual long-term incentive grants to the Named Executive Officers are approved by the Committee. Annual long-term incentive grants are typically granted at the beginning of the service period for which the awards are granted (i.e. the long-term incentive grants for performance in 2007 were made in February 2007) in order to motivate and retain the executive for the upcoming year. The Committee also periodically makes promotional or new hire option grants.

The Committee believes that stock ownership is an essential tool to align the interests of our executives and stockholders. Generally, the higher the level of the executive's position, the greater the percentage of long-term incentives was granted in the form of stock options, restricted stock and performance-based restricted stock, which we consider to be at-risk compensation. The Committee believes that a percentage of total compensation should be at-risk in terms of option price and company performance. Based on this philosophy, the Committee granted performance-based restricted stock for the first time in 2007. In evaluating whether to add performance-based restricted stock as a component of long-term compensation, the Committee considered the compensation practices of our peer group companies and the Committee's goal of further aligning the interests of executives with stockholders. After evaluating these practices, the Committee determined that it would grant performance-based restricted stock in addition to the stock options and restricted stock typically granted to executives.

For 2007, the Committee evaluated the following in determining the size of the long-term incentive awards granted to executive officers:

- the anticipated contribution by the executive officer;
- the equity awards required from a competitive point of view to retain the services of a valued executive officer;
- market data for comparable positions at our peer group companies;
- the number of stock options or restricted stock awards currently held by the executive officer; and
- the value of long-term incentives as a percentage of total compensation.

The Committee did not assign a relative weight to any one particular factor. In addition to evaluating the above listed factors, the Committee also reviewed the Chief Executive Officer's recommendation for long-term incentives for each of the executive officers (excluding his own). The Committee separately determined the

Chief Executive Officer's long-term incentive amount. Based on the Committee's evaluation of these factors and the Chief Executive Officer's recommendations, the Committee believes the grants of stock options, restricted stock and performance-based restricted stock were merited.

In February 2007, the Named Executive Officers received the following stock options and restricted stock awards:

Named Executive Officer	Restricted Stock	Stock Options
David W. Cole	12,500	72,500
Brian V. Turner	7,000	37,500
Stephen J. Verleye	2,000	22,500
James C. Blakely	2,000	22,500
Alexander C. Camara	2,000	22,500
Randall J. Fagundo	1,000	7,700

These awards of restricted stock vest (and are no longer subject to forfeiture) in equal annual installments over the period from the date of award until the fourth anniversary of the date of award. The term of the options is five years and the options vest and become exercisable in equal annual installments over the period from the date of award until the fourth anniversary of the date of award. The exercise price for all option grants is set at the closing price on the date on which the option grant is made. When determining the percentage of stock options versus restricted stock, the Committee targeted the following approximate percentages (based on the value of the stock options and restricted stock) for the Named Executive Officers: Mr. Cole, 70% stock options and 30% restricted stock; Mr. Turner, 70% stock options and 30% restricted stock; Mr. Fagundo, 60% stock options and 40% restricted stock; Mr. Verleye, 60% stock options and 40% restricted stock; Mr. Camara, 60% stock options and 40% restricted stock, and Mr. Blakely, 60% stock options and 40% restricted stock.

Although we do not have nor do we intend to have a program, plan or practice to time stock option grants to our existing executives or to new executives in coordination with the release of material nonpublic information for the purpose of affecting the value of executive compensation, rather than approving grants of stock options and restricted stock awards to our executives in late January 2008 as originally scheduled, the Committee delayed approval of stock option and restricted stock awards until its meeting in February 2008, after announcement of an agreement to expand Coinstar Centers and Redbox DVD rental kiosks in Wal-Mart stores, because the Committee believed that this approach would be more fair to stockholders.

Executive officers also received performance-based restricted stock awards in February 2007 for 2007 compensation. The performance-based restricted stock awards were earned depending on the level of achievement of the following performance goal for 2007:

Performance Goal	Minimum	Target	Maximum
EBITDA (excluding acquisitions and one time charges, but including stock option expense)	$106 million	$112 million	$118 million

If the minimum specified EBITDA performance goal for 2007 had not been achieved, the performance-based restricted stock awards would have been forfeited. An executive could have earned up to 150% of the target number of shares if the maximum specified EBITDA performance goal for 2007 had been achieved. Once the performance-based restricted stock award was earned, the shares began to vest in equal annual installments over a three-year period from February 2, 2007, provided the executive continues to be employed by us. The following table shows the number of performance-based shares of restricted stock that could have been earned by an executive, depending on the level of achievement of the performance goal:

Named Executive Officer	Minimum	Target	Maximum
David W. Cole	2,500	5,000	7,500
Brian V. Turner	1,250	2,500	3,750
Stephen J. Verleye	500	1,000	1,500
James C. Blakely	500	1,000	1,500
Alexander C. Camara	500	1,000	1,500
Randall J. Fagundo	250	500	750

At its meeting on February 20, 2008, the Committee determined that the Company achieved $115.4 million in EBITDA, as described above under the description of the 2007 Incentive Compensation Plan. Accordingly, the Committee established the total amount of restricted stock earned by the Named Executive Officers under their respective performance-based restricted stock awards, as follows:

Named Executive Officer	Performance-Based Restricted Stock
David W. Cole	6,417
Brian V. Turner	3,208
Stephen J. Verleye	1,283
James C. Blakely	1,283
Alexander C. Camara	1,283

As a result of Mr. Fagundo's termination of employment effective October 31, 2007, his performance-based restricted stock award was forfeited.

Other Benefits and Perquisites. Executive officers may receive additional benefits and limited perquisites that are (i) similar to those offered to our employees generally or (ii) in the Committee's view, are reasonable, competitive and consistent with our overall executive compensation program. Perquisites are reviewed by the Committee when made. All of our executives are reimbursed for tax-planning assistance and, in limited circumstances, and generally on a case-by-case basis, Coinstar pays the travel expenses associated with spousal attendance at certain business-related conferences for our executives. We provide medical, dental, and group life insurance benefits to each executive officer, similar to those provided to all other Coinstar employees. Also, as provided to all other Coinstar employees, Coinstar matches a portion of each executive's contribution to his or her account in the Coinstar 401(k) retirement plan.

Prior to 2005, we provided an opportunity for executives to defer portions of their annual cash compensation into tax-deferred interest-bearing accounts pursuant to the Executive Deferred Compensation Plan. Effective January 1, 2005, the Committee suspended future deferrals under the plan due to low participation. Executives who had previously deferred a portion of their cash compensation continue to maintain interests in the plan. These interests are shown in the 2007 Nonqualified Deferred Compensation Table in this Proxy Statement.

Elements of Post-Termination Compensation and Benefits

Employment Agreements and Change-of-Control Agreements. We have entered into employment agreements with Messrs. Cole and Turner and have entered into double-trigger change-of-control agreements with all of our Named Executive Officers. Executive officers who do not have an employment agreement serve at the will of the Board of Directors, thus enabling the Board to remove an executive officer whenever it is in our best interests, with full discretion on any severance package (excluding vested benefits). The Committee believes that the employment agreements and change-of-control agreements that have been entered into were merited in light of all relevant circumstances, including each individual's past employment experience, desired terms and conditions of employment and the strategic importance of their respective positions, including stability and retention. The Committee believes that the employment agreements were necessary in order to attract and retain the executives. The Committee believes that the change-of-control agreements were necessary in order to retain and maintain stability among the executive group and that the terms of the change-of-control agreements are reasonable based on its review of the change-of-control agreements for similarly situated peer group companies. The Committee and outside consultants reviewed the agreements at the time they were entered into in order to determine current market terms for the particular executive and agreement.

Officer Stock Ownership Guidelines

Because the Committee believes that stock ownership is an essential tool to align management and stockholder interests, the Committee has adopted a program to require our executive officers to own prescribed amounts of Coinstar common stock. Under this program (as revised by the Committee in January 2006), the Chief Executive Officer and Chief Financial Officer must own shares of Coinstar common stock (including restricted stock) equal in value to 75% of their respective base salary. All other executive officers must own stock equal in value to 50% of their base salary. The program was adopted in December 2002 and became effective in January 2003 (as revised in January 2006), with a four-year phase-in period. Executive officers must show progress of 25% per year until the four-year target is met. The shares owned are valued at the greater of (i) the price at the time of purchase/acquisition or (ii) the current market value. Persons that are named as executive officers subsequent to adoption of the program are granted a grace period to meet the program requirements. The stock ownership guidelines are annually reviewed by the Committee, including executive compliance with the guidelines along with any changes necessary to the guidelines.

As of December 31, 2007, each of the Named Executive Officers and all of the executive officers subject to the guidelines has met the stock ownership requirements.

Tax Deductibility of Executive Compensation

Section 162(m) of the Code imposes a $1 million limit on the amount that a publicly traded corporation may deduct for compensation paid to the Chief Executive Officer and the three other most highly compensated executives (other than the Chief Financial Officer) in a fiscal year. "Performance-based compensation" is excluded from this $1 million limit. Stock options and certain performance-based restricted stock awards granted to our executive officers pursuant to our equity compensation plans are designed to qualify for the performance-based exemption. Restricted stock awards granted to our executive officers have not been designed to qualify for the performance-based exemption. While the Committee believes it is important to maximize the tax deductibility of compensation paid to our executive officers, the Committee has not adopted a policy that all compensation must be tax-deductible and qualified under Section 162(m). In order to maintain ongoing flexibility of our compensation programs, the Committee may from time to time approve incentive and other compensation that exceeds the $1 million limit.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis with management, and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors of the Company that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Compensation Committee

Deborah L. Bevier, Chairperson
Keith D. Grinstein
Robert D. Sznewajs

NAMED EXECUTIVE OFFICER COMPENSATION

2007 Summary Compensation Table

The following table shows for the fiscal year ended December 31, 2007 compensation earned by our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers who served as executive officers as of December 31, 2007, as well as one individual for whom disclosure would have otherwise been required but for the fact that he was not serving as an executive officer as of December 31, 2007 (the "Named Executive Officers").

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation [3]	All Other Compensation [4]	Total
David W. Cole	2007	$ 474,653	$ —	$ 378,337 [1]	$ 746,126 [1]	$ 254,762	$ 7,982	$ 1,861,860
CEO and Director	2006	400,014	—	208,650	830,215	201,407	7,321	1,647,607
Brian V. Turner	2007	$ 364,000	—	$ 243,093 [1]	$ 604,271 [1]	$ 162,690	$ 6,071	$ 1,380,125
Chief Financial Officer	2006	350,168	—	153,125	702,989	178,060	9,562	1,393,904
Stephen J. Verleye	2007	$ 244,937	—	$ 49,391 [1]	$ 322,868 [1]	$ 87,605	$ 7,086	$ 711,887
Senior VP and General Manager, E-Payment Services	2006	226,044	—	18,873	266,117	89,243	7,092	607,369
James C. Blakely	2007	$ 262,005	$ 13,912	$ 49,391 [1]	$ 249,688 [1]	$ 117,103	$ 8,390	$ 700,489
Senior VP, Sales	2006	247,572	—	18,873	193,611	122,177	8,735	590,968
Alexander C. Camara	2007	$ 245,003	$ 5,468	$ 49,391 [1]	$ 232,985 [1]	$ 87,604	—	$ 620,451
Senior VP and General Manager, Worldwide Coin	2006	225,000	—	8,715	220,469	90,630	—	544,814
Randall J. Fagundo	2007	$ 270,833	—	$ 0 [2]	$ 145,195 [1][2]	$ 92,484	$ 343,160 [6]	$ 851,653
Former Senior VP and General Manager, Entertainment [5]	2006	325,000	—	24,475	242,322	108,810	6,364	706,971

(1) Amount reflects the amount recognized for financial statement reporting purposes in accordance with FAS 123R (excluding the accounting effect of any estimate of future forfeitures, and reflecting the effect of any actual forfeitures) for the fiscal year ended December 31, 2007. Accordingly, the amount includes amounts from awards granted in or prior to 2007. For additional information regarding the FAS 123R calculation and assumptions, please see notes 2 and 10 to the Company's audited financial statements included in the Annual Report.

(2) The FAS 123R value of the stock options and restricted stock forfeited during 2007, due to Mr. Fagundo's termination, was $32,097 and $77,556, respectively.

(3) Amounts reflect the cash bonuses paid to Named Executive Officers for performance in fiscal year 2007 pursuant to the 2007 Incentive Compensation Plan, which is further described in "Compensation Discussion and Analysis."

(4) Represents 401(k) retirement plan matching contributions, unless otherwise noted.

(5) Mr. Fagundo's employment with Coinstar was terminated effective October 31, 2007.

(6) Represents $3,914 in 401(k) retirement plan matching contributions, $325,000 in separation pay, and $14,246 for the continuation of COBRA premiums for 12 months following termination.

2007 Grants of Plan-Based Awards Table

The following table shows for the fiscal year ended December 31, 2007 non-equity incentive plan awards granted to our Named Executive Officers under the 2007 Incentive Compensation Plan and equity awards granted to our Named Executive Officers under the 1997 Amended and Restated Equity Incentive Plan.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold [(1)] ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($ / Sh)	($)
David W. Cole	—	$ —	$ 285,000	$ 570,000							
	—				2,500	5,000	7,500				
	2/2/07							12,500		—	$ 375,875
	2/2/07								72,500	$ 30.07	$ 800,400
Brian V. Turner	—	$ —	$ 182,000	$ 364,000							
	—				1,250	2,500	3,750				
	2/2/07							7,000		—	$ 210,490
	2/2/07								37,500	$ 30.07	$ 414,000
Stephen J. Verleye	—	$ —	$ 98,004	$ 196,007							
	—				500	1,000	1,500				
	2/2/07							2,000		—	$ 60,140
	2/2/07								22,500	$ 30.07	$ 248,400
James C. Blakely	—	$ —	$ 131,003	$ 262,005							
	—				500	1,000	1,500				
	2/2/07							2,000		—	$ 60,140
	2/2/07								22,500	$ 30.07	$ 248,400
Alexander C. Camara	—	$ —	$ 98,001	$ 196,002							
	—				500	1,000	1,500				
	2/2/07							2,000		—	$ 60,140
	2/2/07								22,500	$ 30.07	$ 248,400
Randall J. Fagundo	—	$ —	$ 130,000	$ 260,000							
	—				250	500	750				
	2/2/07							1,000		—	$ 30,070
	2/2/07								7,700	$ 30.07	$ 85,008

(1) There is no threshold amount applicable to awards under the 2007 Incentive Compensation Plan. For additional information regarding the 2007 Incentive Compensation Plan, see "Compensation Discussion and Analysis."

Employment Agreements

David W. Cole, Chief Executive Officer. In January 2004, the Company entered into an employment agreement with our Chief Executive Officer, David W. Cole. The agreement superseded all prior employment agreements between Mr. Cole and the Company. Under the terms of the employment agreement, the Company agreed to pay Mr. Cole an initial annual base salary of $346,700, subject to possible increase at the discretion of the Compensation Committee. Mr. Cole is also eligible to receive annual cash awards (under the non-equity incentive plan) based on the achievement of certain performance targets applicable to the award. For a description of the severance provisions in Mr. Cole's employment agreement, please refer to the section entitled "Elements of Post-Termination Compensation and Benefits."

Brian V. Turner, Chief Financial Officer. In August 2005, the Company entered into an employment agreement with our Chief Financial Officer, Brian V. Turner. The agreement superseded all prior employment agreements between Mr. Turner and the Company. Under the terms of the employment agreement, the Company agreed to pay Mr. Turner an initial annual base salary of $270,400, subject to possible increase at the discretion of the Compensation Committee. Mr. Turner is also eligible to receive annual cash awards (under the non-equity incentive plan) based on the achievement of certain performance targets applicable to the award. For a description of the severance provisions in Mr. Turner's employment agreement, please refer to the section entitled "Elements of Post-Termination Compensation and Benefits."

Randall J. Fagundo, Former Senior Vice President and General Manager, Entertainment. In July 2006, the Company entered into an employment agreement with Randall J. Fagundo. The agreement superseded all prior employment agreements between Mr. Fagundo and the Company. Under the terms of the employment agreement, the Company agreed to pay Mr. Fagundo an initial annual base salary of $325,000, subject to possible increase at the discretion of the Compensation Committee. Mr. Fagundo was also eligible to receive annual cash awards (under the non-equity incentive plan) based on the achievement of certain performance targets applicable to the award. For a description of the severance provisions in Mr. Fagundo's employment agreement, please refer to the section entitled "Elements of Post-Termination Compensation and Benefits."

Paul D. Davis, Chief Operating Officer. On April 7, 2008, the Company entered into an employment agreement with our Chief Operating Officer, Paul D. Davis. Under the terms of the employment agreement, the Company agreed to pay Mr. Davis an initial annual base salary of $400,000, subject to possible increase at the discretion of the Compensation Committee. Mr. Davis is also eligible to receive annual cash awards (under the non-equity incentive plan) based on the achievement of certain performance targets applicable to the award. In addition, Mr. Davis received a stock option grant to purchase 100,000 shares of the Company's common stock, with an exercise price equal to the closing price of the Company's common stock on April 7, 2008 and a four-year vesting period, and a grant of 10,000 shares of restricted stock, with a four-year vesting period. For a description of the severance provisions regarding Mr. Davis's employment agreement as well as the change-of-control agreement Mr. Davis entered into with us on April 7, 2008, please refer to the section below entitled "Elements of Post-Termination Compensation and Benefits" and the provisions relating to Mr. Turner's employment and change-of-control agreements, which provisions are substantially similar to those of Mr. Davis's agreements.

2007 Incentive Compensation Plan

The 2007 non-equity incentive plan awards granted to our executive officers were awarded under the 2007 Incentive Compensation Plan. The 2007 awards consisted of cash awards tied to key measures of corporate performance. For additional information regarding the 2007 Incentive Compensation Plan, see "Compensation Discussion and Analysis."

1997 Amended and Restated Equity Incentive Plan

Long-term incentives awarded to our executive officers consist of equity compensation in the form of stock options, restricted stock awards, and performance-based restricted stock awards under the 1997 Amended and Restated Equity Incentive Plan. Awards of restricted stock vest (and are no longer subject to forfeiture) in equal annual installments over the period from the date of award until the fourth anniversary of the date of award. The term of the options is five years and the options vest in equal annual installments over the period from the date of award until the fourth anniversary of the date of award. The exercise price for the option grants is equal to the closing price on the date of grant. Restricted stock under the performance-based restricted stock awards was earned based on the level of achievement of a specified performance goal. Once earned, the restricted stock vests in three equal annual installments, provided that the executive continues to be employed by us. For additional information regarding the performance-based restricted stock, see "Compensation Discussion and Analysis."

Salary and Non-Equity Incentive Plan Compensation in Proportion to Total Compensation

The proportion of salary and non-equity plan compensation compared to total compensation varies among the Named Executive Officers. Specifically, allocation among the different components of compensation varies based on the position and level of responsibility. For example, those Named Executive Officers with the greater ability to influence Coinstar's performance will have a higher level of at-risk compensation in the form of an increased percentage of total compensation in stock options, restricted stock awards, and performance-based restricted stock. The lower the level of influence of an executive, the higher the percentage of their total compensation is in the form of base salary with a correspondingly lower percentage of stock options, restricted stock awards, and performance-based short-term incentives. Accordingly, executive compensation for higher-level executives is set to align closely with stockholders' and Coinstar's long-term shared interests. In 2007, the percentage of total cash compensation as compared to total compensation was 39% and 38% for the Chief Executive Officer and the Chief Financial Officer, respectively. For the other Named Executive Officers, the percentage of total cash compensation as compared to total compensation ranged between 43% and 56%.

2007 Outstanding Equity Awards at Fiscal Year-End Table

The following table shows the outstanding stock options and unvested stock awards held by each Named Executive Officer as of December 31, 2007.

	OPTION AWARDS					STOCK AWARDS			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price [11]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested [16]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
David W. Cole	200,000	—	—	$21.24	10/08/11	—	—	—	—
	65,000	—		$23.22	12/20/12	—	—		
	63,646 [1]	1,354 [1]		$18.19	01/02/14	—	—		
	48,271 [2]	17,929 [2]		$24.90	01/13/15	—	—		
	37,500 [3]	37,500 [3]		$23.90	12/12/10	—	—		
	— [4]	72,500 [4]		$30.07	02/02/12	—	—		
	—	—		—	—	11,000 [12]	$309,650		
	—	—		—	—	6,000 [13]	$168,900		
	—	—		—	—	12,500 [14]	$351,875		
	—	—		—	—	5,000 [15]	$140,750		
Brian V. Turner	80,000	—	—	$18.59	04/29/13	—	—	—	—
	44,063 [1]	937 [1]		$18.19	01/02/14	—	—		
	39,229 [2]	14,571 [2]		$24.90	01/13/15	—	—		
	20,000 [3]	20,000 [3]		$23.90	12/12/10	—	—		
	— [4]	37,500 [4]		$30.07	02/02/12	—	—		
	—	—		—	—	7,500 [12]	$211,125		
	—	—		—	—	5,000 [13]	$140,750		
	—	—		—	—	7,000 [14]	$197,050		
	—	—		—	—	2,500 [15]	$ 70,375		
Stephen J. Verleye	28,750 [5]	1,250 [5]	—	$18.50	02/02/14	—	—	—	—
	25,625 [6]	4,375 [6]		$21.00	07/26/14	—	—		
	10,573 [2]	3,927 [2]		$24.90	01/13/15	—	—		
	7,500 [3]	7,500 [3]		$23.90	12/12/10	—	—		
	— [4]	22,500 [4]		$30.07	02/02/12	—	—		
	—	—		—	—	700 [12]	$ 19,705		
	—	—		—	—	850 [13]	$ 23,927		
	—	—		—	—	2,000 [14]	$ 56,300		
	—	—		—	—	1,000 [15]	$ 28,150		
James C. Blakely	31,354 [7]	3,646 [7]	—	$18.00	05/24/14	—	—	—	—
	10,573 [2]	3,927 [2]		$24.90	01/13/15	—	—		
	7,500 [3]	7,500 [3]		$23.90	12/12/10	—	—		
	— [4]	22,500 [4]		$30.07	02/02/12	—	—		
	—	—		—	—	700 [12]	$ 19,705		
	—	—		—	—	850 [13]	$ 23,927		
	—	—		—	—	2,000 [14]	$ 56,300		
	—	—		—	—	1,000 [15]	$ 28,150		
Alexander C. Camara	12,500	—	—	$23.30	12/13/11	—	—	—	—
	13,000	—		$22.60	12/19/12	—	—		
	12,729 [1]	271 [1]		$18.19	01/02/14	—	—		
	7,917 [8]	2,083 [8]		$24.00	10/28/14	—	—		
	10,573 [2]	3,927 [2]		$24.90	01/13/15	—	—		
	2,500 [9]	2,500 [9]		$18.19	04/25/15	—	—		
	12,500 [10]	12,500 [10]		$19.10	10/24/15	—	—		
	— [4]	22,500 [4]		$30.07	02/02/12	—	—		
	—	—		—	—	700 [12]	$ 19,705		
	—	—		—	—	850 [13]	$ 23,927		
	—	—		—	—	2,000 [14]	$ 56,300		
	—	—		—	—	1,000 [15]	$ 28,150		
Randall J. Fagundo	—	—	—	—	—	—	—	—	—

(1) These options were granted on January 2, 2004 pursuant to the 1997 Amended and Restated Equity Incentive Plan with a term of ten years, subject to earlier termination in the event of termination of employment, and options vest over four years with 25% vesting one year from grant date and 2.08333% each full month thereafter.

(2) These options were granted on January 13, 2005 pursuant to the 1997 Amended and Restated Equity Incentive Plan with a term of ten years, subject to earlier termination in the event of termination of employment, and options vest over four years with 25% vesting one year from grant date and 2.08333% each full month thereafter.

(3) These options were granted on December 12, 2005 pursuant to the 1997 Amended and Restated Equity Incentive Plan with a term of five years, subject to earlier termination in the event of termination of employment, and options vest over four years with 25% vesting one year from the grant date and 25% annually thereafter.

(4) These options were granted on February 2, 2007 pursuant to the 1997 Amended and Restated Equity Incentive Plan with a term of five years, subject to earlier termination in the event of termination of employment, and options vest over four years with 25% vesting one year from the grant date and 25% annually thereafter.

(5) These options were granted on February 2, 2004 pursuant to the 2000 Amended and Restated Equity Incentive Plan with a term of ten years, subject to earlier termination in the event of termination of employment, and options vest over four years with 25% vesting one year from grant date and 2.08333% each full month thereafter.

(6) These options were granted on July 26, 2004 pursuant to the 1997 Amended and Restated Equity Incentive Plan with a term of ten years, subject to earlier termination in the event of termination of employment, and options vest over four years with 25% vesting one year from grant date and 2.08333% each full month thereafter.

(7) These options were granted on May 24, 2004 pursuant to the 1997 Amended and Restated Equity Incentive Plan with a term of ten years, subject to earlier termination in the event of termination of employment, and options vest over four years with 25% vesting one year from grant date and 2.08333% each full month thereafter.

(8) These options were granted on October 28, 2004 pursuant to the 1997 Amended and Restated Equity Incentive Plan with a term of five years, subject to earlier termination in the event of termination of employment, and options vest over four years with 25% vesting one year from the grant date and 25% annually thereafter.

(9) These options were granted on April 25, 2005 pursuant to the 1997 Amended and Restated Equity Incentive Plan with a term of five years, subject to earlier termination in the event of termination of employment, and options vest over four years with 25% vesting one year from the grant date and 25% annually thereafter.

(10) These options were granted on October 24, 2005 pursuant to the 1997 Amended and Restated Equity Incentive Plan with a term of five years, subject to earlier termination in the event of termination of employment, and options vest over four years with 25% vesting one year from the grant date and 25% annually thereafter.

(11) The per share option exercise price represents the closing price of the Company's common stock on the date of grant.

(12) These awards were made on January 13, 2005 pursuant to the 1997 Amended and Restated Equity Incentive Plan and vest 25% one year from the award date and 25% annually thereafter.

(13) These awards were made on December 12, 2005 pursuant to the 1997 Amended and Restated Equity Incentive Plan and vest 25% one year from the award date and 25% annually thereafter.

(14) These awards were made on February 2, 2007 pursuant to the 1997 Amended and Restated Equity Incentive Plan and vest 25% one year from the award date and 25% annually thereafter.

(15) These awards were made on February 2, 2007 pursuant to the 1997 Amended and Restated Equity Incentive Plan and vest 33.33% one year from the award date and 33.33% annually thereafter.

(16) Market value was determined by multiplying the number of shares of stock by $28.15 (the closing price of the Company's common stock on December 31, 2007).

2007 Option Exercises and Stock Vested Table

The following table shows for the fiscal year ended December 31, 2007 the options exercised and vested restricted stock for the Named Executive Officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (2)
David W. Cole	—	—	8,500	$ 246,465
Brian V. Turner	—	—	6,250	$ 180,413
Stephen J. Verleye	—	—	775	$ 22,054
James C. Blakely	—	—	775	$ 22,054
Alexander C. Camara	—	—	775	$ 22,054
Randall J. Fagundo	52,822	$ 472,946	575	$ 17,233

(1) Based on the difference between the closing price of Coinstar common stock on the exercise date and the exercise price of the option.

(2) Based on the closing price of Coinstar common stock on the vesting date.

2007 Nonqualified Deferred Compensation Table

The following table provides information for each of the Named Executive Officers regarding aggregate earnings for 2007 and year-end account balances under our Executive Deferred Compensation Plan (the "EDCP"). There were no executive or Company contributions under the EDCP for 2007. Prior to 2005, we allowed executives to defer portions of their annual cash compensation into tax-deferred interest-bearing accounts pursuant to the EDCP. Effective January 1, 2005, we suspended future deferrals under the EDCP due to low participation. However, executives who had previously deferred a portion of their cash compensation continue to maintain interests under the EDCP, even though they cannot defer additional compensation under the EDCP.

Name	Executive Contributions in Last Fiscal Year ($)	Company Contributions in Last Fiscal Year (#)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
David W. Cole	—	—	$ 23,529 [1]	—	$ 337,023
Brian V. Turner	—	—	—	—	—
Stephen J. Verleye	—	—	—	—	—
James C. Blakely	—	—	—	—	—
Alexander C. Camara	—	—	—	—	—
Randall J. Fagundo	—	—	—	—	—

(1) Amount reflects the notional earnings on Mr. Cole's previously deferred compensation pursuant to the EDCP, contributions to which were suspended effective January 1, 2005. As no portion of this amount represents above-market earnings, no portion of this amount is reflected in the Summary Compensation Table.

The EDCP is a nonqualified plan and its benefits are paid by the Company out of its general assets. Because the compensation deferrals under the EDCP were discontinued effective January 1, 2005, the EDCP is not subject to Section 409A of the Code, which applies to compensation that is first deferred or becomes vested after December 31, 2004.

Mr. Cole is the only Named Executive Officer that continues to have an account under the EDCP. Although Mr. Cole can no longer defer additional compensation under the EDCP, his EDCP account continues to be adjusted for notional investment earnings. These earnings are based on the return of the investment tracking funds to which Mr. Cole has allocated his account balance. There are ten such tracking funds. The tracking funds differ from the investment funds offered in Coinstar's 401(k) plan. The 2007 calendar year returns of these tracking funds were: Parnassus Equity Income, $1,715; Invesco Leisure Investment, $(19); American Century Global Growth, $6,691; Selected American Shares Fund, $3,630; Jensen Fund, $0; American Century Equity Income, $233; Dreyfus Small Cap Index, $(273); PIMCO Total Return D, $13,804; Manager Bond, $323; and Alliance Money Reserves, $0. Mr. Cole can reallocate his account balance among the tracking funds at any time.

Mr. Cole is fully vested in his EDCP account balance. He may withdraw all or any portion of his EDCP account balance at any time prior to termination of employment. However, if he does so, he will forfeit 10% of the amount withdrawn. Any portion of his account balance that he has not withdrawn prior to his termination of employment will be distributed to him in a lump sum within 90 days after his termination of employment.

Elements of Post-Termination Compensation and Benefits

Under certain circumstances, Coinstar will enter into an employment agreement or change-of-control agreement with executive officers. Otherwise, executive officers serve at the will of the Board of Directors, enabling the Company to remove an executive officer whenever it is in the best interests of the Company, with full discretion on any severance package (excluding vested benefits).

Employment Agreements

David W. Cole, Chief Executive Officer. In January 2004, the Company entered into an employment agreement with our Chief Executive Officer, David W. Cole. If terminated at any time without "cause" (as defined below), Mr. Cole will be entitled to receive the following benefits:

- termination payments equal to 12 months' annual base salary;
- any unpaid annual base salary that has accrued for services already performed as of the date of termination; and
- continuation of health insurance benefits for 12 months following the date of termination.

Payments made in connection with a termination without cause will be paid at the same interval that the payments of the employee's salary were made to the employee immediately prior to termination. For one year following the termination of the agreement, Mr. Cole is subject to certain noncompetition provisions. In addition, Mr. Cole is subject to certain nondisclosure and nondisparagement provisions following the termination of the agreement. In the event the noncompetition, nondisclosure, and nondisparagement provisions are violated within one year of the date of termination, Mr. Cole will forfeit any remaining termination payments described above.

Brian V. Turner, Chief Financial Officer. In August 2005, the Company entered into an employment agreement with our Chief Financial Officer, Brian V. Turner. If terminated at any time without "cause" (as defined below), Mr. Turner will be entitled to receive the following benefits:

- termination payments equal to 12 months' annual base salary;
- any unpaid annual base salary that has accrued for services already performed as of the date of termination;
- any prorated cash bonus accrued for services already performed as of the date of termination (provided performance targets applicable for any such bonus are met); and
- continuation of health insurance benefits for 12 months following the date of termination.

Payments made in connection with a termination without cause will be paid at the same interval that the payments of the employee's salary were made to the employee immediately prior to termination. Any prorated bonus payment due to Mr. Turner will be calculated and paid at the same time as the Company's other executive officers. For one year following the termination of the agreement, Mr. Turner is subject to certain noncompetition provisions. In addition, Mr. Turner is subject to certain nondisclosure and nondisparagement provisions following the termination of the agreement. In the event the noncompetition, nondisclosure, and nondisparagement provisions are violated within one year of the date of termination, Mr. Turner will forfeit any remaining termination payments described above.

Randall J. Fagundo, Former Senior Vice President and General Manager, Entertainment. In July 2006, the Company entered into an employment agreement with our former Senior Vice President and General Manager, Entertainment, Randall J. Fagundo, who terminated employment with us effective October 31, 2007. As a result of his termination without "cause" (as defined below), Mr. Fagundo was entitled to receive the following benefits:

- termination payments equal to 12 months' annual base salary;
- any unpaid annual base salary that had accrued for services already performed as of the date of termination;
- any prorated cash bonus accrued for services already performed as of the date of termination (provided performance targets applicable for any such bonus had been met); and
- continuation of health insurance benefits for 12 months following the date of termination.

Payments made in connection with a termination without cause will be paid at the same interval that the payments of the employee's salary were made to the employee immediately prior to termination. Any prorated bonus payment due to Mr. Fagundo will be calculated and paid at the same time as the Company's other executive officers. For one year following the termination of the agreement, Mr. Fagundo is subject to certain noncompetition provisions. In addition, Mr. Fagundo is subject to certain nondisclosure and nondisparagement provisions following the termination of the agreement. In the event the noncompetition, nondisclosure, and nondisparagement provisions are violated within one year of the date of termination, Mr. Fagundo will forfeit any remaining termination payments described above.

For purposes of Messrs. Cole's, Turner's, and Fagundo's employment agreements described above, "cause" is defined as:

- failure or refusal to carry out the lawful duties of the employee or any directions of the Board of Directors of Coinstar, which directions are reasonably consistent with the duties herein set forth to be performed by the employee;
- violation by the employee of a state or federal criminal law involving the commission of a crime against Coinstar or a felony;
- current use by the employee of illegal substances; deception, fraud, misrepresentation, or dishonesty by the employee; any act or omission by the employee that substantially impairs Coinstar's business, good will, or reputation; or
- any other material violation of any provision of the employment agreement.

Change-of-Control Agreements

Messrs. Cole and Turner. The Company has entered into change-of-control agreements with Mr. Cole (January 2004) and Mr. Turner (August 2005) in conjunction with the execution of each such executive's current employment agreement. Under the terms of the change-of-control agreements, if a change of control occurs during the period beginning on the date of the agreement and ending on the date two years following notice from the Company that the Company intended to terminate the agreement, then the executive is eligible to receive the following benefits if the Company terminates his employment other than for cause (as defined above in their respective employment agreements) or if the executive terminates his employment for good reason (as defined below):

- the executive's annual base salary through the date of termination;
- the product of (a) the executive's annual bonus with respect to the fiscal year in which the date of termination occurs and (b) a fraction, the numerator of which is the number of days in the current fiscal year through the date of termination and the denominator of which is 365;
- any compensation previously deferred (together with any accrued interest or earnings thereon);
- any accrued but unpaid vacation pay; and
- an amount as separation pay equal to the executive's annual base salary.

Payments for base salary through date of termination, prorated bonus, and deferred compensation will be paid in a lump sum within 30 days of the date of termination. Payments for the separation pay will be paid at regular scheduled payroll intervals over the 12-month period following termination. If the executive's employment terminates by reason of death or total disability, the executive (or the executive's estate or beneficiary, as applicable in the case of the executive's death) will receive the executive's annual base salary through the date of termination, the executive's prorated bonus (as described above), and any compensation previously deferred.

Messrs. Verleye, Blakely, and Camara. The Company entered into change-of-control agreements with Messrs. Verleye, Blakely, and Camara in March 2007. Under the terms of the change-of-control agreements, for two years following a change of control (the "Post-Change of Control Period") of the Company, the employee will continue to be employed in a position reasonably commensurate with the most significant position held by the employee during the 90-day period immediately preceding the date of the change of control. During the Post-Change of Control Period, the employee will be entitled to continued compensation and benefits at levels comparable to pre-change of control levels and reimbursement for all reasonable employment expenses.

If at any time during the Post-Change of Control Period the Company terminates the employee's employment without cause (as defined below), or the employee terminates employment with good reason (as defined below), the employee will be entitled to:

- the employee's annual base salary through the date of termination;
- the product of (a) the employee's annual bonus with respect to the fiscal year in which the date of termination occurs and (b) a fraction, the numerator of which is the number of days in the current fiscal year through the date of termination and the denominator of which is 365;
- any compensation previously deferred by the employee (together with any accrued interest or earnings thereon);
- any accrued but unpaid vacation pay;
- an amount as separation pay equal to the employee's annual base salary; and
- reimbursement of the employee's and the employee's dependents' COBRA expenses for continuation coverage under the Company's group health plans for a period of 12 months.

Payments for base salary through the date of termination, prorated bonus, and deferred compensation will be paid in a lump sum within 30 days of the date of termination. Payments for the separation pay and COBRA reimbursements will be paid at regular scheduled payroll intervals over the 12-month period following termination. If the executive is terminated by reason of the executive's death or total disability after the change of control occurs, the Company will pay to the executive or the executive's estate or beneficiary, as applicable in the case of the executive's death, the executive's annual base salary through the date of termination, the executive's prorated bonus (as described above), and any compensation previously deferred.

For purposes of Messrs. Verleye's, Blakely's, and Camara's change-of-control agreements described above, "cause" is defined as:

- failure or refusal to carry out the lawful duties of the employee or any directions of the Board of Directors of Coinstar, which directions are reasonably consistent with the duties herein set forth to be performed by the employee;
- violation by the employee of a state or federal criminal law involving the commission of a crime against Coinstar or a felony;
- current use by the employee of illegal substances; deception, fraud, misrepresentation, or dishonesty by the employee; any act or omission by the employee that substantially impairs Coinstar's business, good will, or reputation; or
- any material violation of the confidentiality, noncompetition, and/or nonsolicitation provisions to which the employee is bound.

For purposes of all of the change-of-control agreements, "good reason" generally includes any of the following events or the failure to cure such an event or condition within 20 days after receipt of written notice from the employee:

- change in job duties or the assignment of job duties materially inconsistent with the employee's job;
- failure to pay compensation consistent with the agreement;
- any termination of the employee's employment that is not in accordance with the definition of cause; or
- relocation of the employee's office more than 50 miles away.

For purposes of all of the change-of-control agreements, change of control is generally defined as:

- a board change in which individuals who constitute the board as of the date of the agreement cease to constitute at least a majority of the board;
- the acquisition by any individual, entity, or group of beneficial ownership of (a) 20% or more of either the then outstanding common stock or the combined voting power of the then outstanding voting securities entitled to vote in the election of directors, which acquisition is not approved in

advance by a majority of the incumbent directors, or (b) 33% or more of either the then outstanding common stock or the combined voting power of the then outstanding voting securities entitled to vote in the election of directors, which acquisition is approved in advance by a majority of incumbent directors;

- reorganization, merger, or consolidation approved by the stockholders; or
- a complete liquidation, dissolution, or the sale or other disposition of all or substantially all of the assets.

Change-of-Control Provisions in the Company's Equity Plans. The 1997 Amended and Restated Equity Incentive Plan (the "1997 Plan") provides that the plan administrator retains the discretion to do one or more of the following in the event of a merger, reorganization, or sale of substantially all of the assets of Coinstar:

- arrange to have the surviving or successor entity or any parent entity thereof assume the options or grant replacement options with appropriate adjustments in the option prices and adjustments in the number and kind of securities issuable upon exercise;
- shorten the period during which options are exercisable;
- accelerate any vesting schedule to which an option is subject; or
- cancel vested options in exchange for a cash payment upon such terms and conditions as determined by the Board of Directors at the time of the event.

The 2000 Amended and Restated Equity Incentive Plan (the "2000 Plan") generally defines "Company Transaction" as:

- a dissolution, liquidation, or sale of substantially all of the assets of the Company;
- a merger or consolidation in which the Company is not the surviving corporation; or
- a reverse merger in which the Company is the surviving corporation but the shares of the Company's common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash, or otherwise.

The 2000 Plan provides that (i) any surviving corporation or a parent of such surviving corporation will assume or substitute awards or (ii) such awards will continue in full force and effect. Awards that are assumed or substituted will become fully vested with respect to 50% of the unvested portion in the event of termination (i) in connection with the transaction or (ii) within one year following the transaction, unless the termination by the successor company is for cause or by the employee voluntarily without good reason. In the event the surviving corporation or its parent refuses to assume or continue such awards, or to substitute awards, then, for awards held by employees, directors, or consultants, awards will be accelerated and terminated if not exercised prior to such event.

For purposes of the 2000 Plan, "cause" is defined as, unless otherwise defined in an employment or services agreement between Coinstar and an employee, dishonesty, fraud, misconduct, unauthorized use or disclosure of confidential information or trade secrets, or conviction or confession of a crime punishable by law (except minor violations), in each case as determined by the plan administrator, and its determination will be conclusive and binding.

"Good reason" under the 2000 Plan is defined as the occurrence of any of the following events or conditions and the failure of the successor company to cure any such event or condition within 30 days after receipt of written notice from the employee:

- a change in the employee's status, position, or responsibilities (including reporting responsibilities) that, in the employee's reasonable judgment, represents a substantial reduction in the status, position, or responsibilities as in effect immediately prior thereto; the assignment to the employee of any duties or responsibilities that, in the employee's reasonable judgment, are materially inconsistent with such status, title, position, or responsibilities; or any removal of the employee from or failure to reappoint or reelect the employee to any of such positions, except in connection with the termination of the employee's employment for cause, as a result of his or her disability or death, or by the employee other than for good reason;

- a reduction in the employee's annual base salary;
- the successor company's requiring the employee (without the employee's consent) to be based at any place outside a 50-mile radius of his or her place of employment prior to a Company Transaction, except for reasonably required travel on the successor company's business that is not materially greater than such travel requirements prior to the Company Transaction;
- the successor company's failure to (a) continue in effect any material compensation or benefit plan (or the substantial equivalent thereof) in which the Employee was participating at the time of a Company Transaction, including, but not limited to, the 2000 Plan, or (b) provide the employee with compensation and benefits substantially equivalent (in terms of benefit levels and/or reward opportunities) to those provided for under each material employee benefit plan, program and practice as in effect immediately prior to the Company Transaction;
- any material breach by the successor company of its obligations to the employee under the 2000 Plan or any substantially equivalent plan of the successor company; or
- any purported termination of the employee's employment or service relationship for cause by the successor company that is not in accordance with the definition of cause under the 2000 Plan.

Individual Option Grant and Restricted Stock Awards to the Named Executive Officers. The Compensation Committee granted stock options and restricted stock awards in December 2005 and February 2007 to certain executive officers that provide for accelerated vesting upon a change of control.

Options granted to Messrs. Cole and Turner in December 2005 and February 2007 fully accelerate in vesting, and the restricted stock awards granted to them are no longer subject to forfeiture upon a change of control, as defined in the 1997 Plan.

Options and restricted stock awards granted to Messrs. Verleye and Blakely in December 2005 and February 2007 accelerate in vesting and, with respect to the restricted stock, are no longer subject to forfeiture if a successor company does not assume or substitute such awards. In the event the options and restricted stock awards are assumed or substituted and any of Messrs. Verleye's or Blakely's employment or service relationship is terminated in connection with a change of control or within one year of the transaction without cause or by the executive for good reason, 50% of the unvested portions of the options and restricted stock awards automatically vest and, with respect to the restricted stock, are no longer subject to forfeiture. For purposes of the December 2005 and February 2007 restricted stock awards and stock options granted to Messrs. Verleye and Blakely, cause and good reason are defined as described above under the 2000 Plan.

Potential Payments Upon Termination or Change of Control Table

The following table shows the estimated incremental compensation to our Named Executive Officers, other than Mr. Fagundo, in the event a termination or change of control had occurred on December 31, 2007. For Mr. Fagundo, the table shows compensation actually paid or payable to him as a result of his termination effective October 31, 2007. The table does not include amounts payable under the Executive Deferred Compensation Plan, benefits generally available to all employees, or payments and benefits that the Named Executive Officers would have already earned during their employment with us whether or not a termination or change of control event had occurred. Actual amounts payable can only be determined at the time of termination or change of control.

Name	Benefit	Before Change of Control Termination Without Cause or for Good Reason	Change of Control [5]
David W. Cole	Cash Severance [1]	$ 475,000	$ 475,000
	Restricted Stock Acceleration [2]	—	$ 971,175
	Stock Option Acceleration [3]	—	$ 231,130
	Health and Benefits [4]	$ 13,723	—
	Total	$ 488,723	$ 1,677,305
Brian V. Turner	Cash Severance [1]	$ 364,000	$ 364,000
	Restricted Stock Acceleration [2]	—	$ 619,300
	Stock Option Acceleration [3]	—	$ 141,688
	Health and Benefits [4]	$ 18,485	—
	Total	$ 382,485	$ 1,124,988
Stephen J. Verleye	Cash Severance [1]		$ 245,009
	Restricted Stock Acceleration [2]		$ 128,082
	Stock Option Acceleration [3]		$ 87,982
	Health and Benefits [4]		$ 10,281
	Total		$ 471,354
James C. Blakely	Cash Severance [1]		$ 262,005
	Restricted Stock Acceleration [2]		$ 128,082
	Stock Option Acceleration [3]		$ 81,644
	Health and Benefits [4]		$ 18,484
	Total		$ 490,215
Alexander C. Camara	Cash Severance [1]		$ 245,003
	Restricted Stock Acceleration [2]		$ 128,082
	Stock Option Acceleration [3]		$ 162,131
	Health and Benefits [4]		$ 4,698
	Total		$ 539,914
Randall J. Fagundo [6]	Cash Severance [1]	$ 325,000	
	Restricted Stock Acceleration	—	
	Stock Option Acceleration	—	
	Health and Benefits [4]	$ 14,246	
	Total	$ 339,246	

(1) Amount reflects cash severance of one year's annual base salary based on the executive's 2007 annual base salary.

(2) Calculated by multiplying the number of accelerated shares of restricted stock by $28.15 (the closing price of the Company's common stock on December 31, 2007). For purposes of the amounts reflected in the table, we have assumed that the surviving company refused to assume or substitute the awards.

(3) Calculated by multiplying the number of shares subject to accelerated options by $28.15 (the closing price of the Company's common stock on December 31, 2007) less the exercise price of the stock option grant. For purposes of the amounts reflected in the table, we have assumed that the plan administrator elected to accelerate the vesting of options granted under the 1997 Plan. In addition, we have assumed that the surviving company refused to assume or substitute the awards as provided under the 2000 Plan.

(4) Amount reflects the continuation of COBRA premiums for 12 months following termination.

(5) Except for the restricted stock and option acceleration, the amounts in this column assume termination of employment in connection with a change of control.

(6) Reflects amounts actually paid or payable to Mr. Fagundo in connection with his termination effective October 31, 2007.

POLICIES AND PROCEDURES FOR THE REVIEW AND APPROVAL OR RATIFICATION OF TRANSACTIONS WITH RELATED PERSONS

Policies and Procedures

Our Board of Directors has adopted a written policy for the review and approval or ratification of related person transactions. Under the policy, our directors and executive officers and the beneficial owners of 5% of our common stock or other voting securities are expected to disclose to our General Counsel the material facts of any transaction that could potentially be considered a related person transaction promptly on gaining knowledge that the transaction may occur or has occurred. The Audit Committee is authorized to administer this policy, and may amend, modify, and interpret this policy, and take such other action in connection with the administration of the policy, as it deems necessary or desirable; provided, however, any material amendments or modifications to this policy will be recommended to the full Board for its review and approval.

A related person transaction generally is defined as any transaction required to be disclosed under the SEC's related person transaction disclosure requirement of Item 404(a) of Regulation S-K.

Any potential related person transaction reported to or otherwise made known to the General Counsel is reviewed according to the following procedures:

- If the General Counsel determines that disclosure of the transaction in our annual proxy statement or annual report on Form 10-K is not required under the SEC's related person transaction requirement, the transaction will be deemed approved and will be reported to the Audit Committee at its next scheduled meeting.
- If disclosure of the transaction in our annual proxy statement or annual report on Form 10-K is required under the SEC's related person transaction requirement, the General Counsel will submit the transaction to the chairperson of the Audit Committee, who will review and, if authorized, will determine whether to approve or ratify the transaction. The chairperson is authorized to approve or ratify any related person transaction involving an aggregate amount of less than $1 million or when it would not be practicable in the judgment of the chairperson and General Counsel to wait for the next Audit Committee meeting to review the transaction.
- If the transaction is outside the chairperson's authority, the chairperson will submit the transaction to the Audit Committee for review and approval or ratification.
- If the transaction to be reviewed and acted upon by the Audit Committee involves a member of the Audit Committee (including the chairperson), the involved member shall recuse himself or herself from deliberations related to the transaction and the other members of the Committee shall take appropriate action.

When determining whether to approve or ratify a related person transaction, the chairperson of the Audit Committee or the Audit Committee, as applicable, will review relevant facts regarding the related person transaction, including:

- the extent of the related person's interest in the transaction;
- whether the terms are comparable to those generally available in arm's-length transactions; and
- whether the related person transaction is consistent with the best interests of the Company.

If any related person transaction is ongoing or is part of a series of transactions, the chairperson or the Committee, as applicable, may establish guidelines as necessary to appropriately review the ongoing transaction. After initial approval or ratification of the transaction, the chairperson or the Committee, as applicable, will review the transaction on a regular basis (at least annually).

If any related person transaction is not approved or ratified, the Committee may take such action as it may deem necessary or desirable in the best interests of the Company and its stockholders.

Related Party Transactions

Incident to Coinstar's acquisition of American Coin Merchandising, Inc. (n/k/a Coinstar Entertainment Services Inc.) ("CES"), we assumed a lease for a 31,000-square-foot building located in Louisville, Colorado. The lessor is a limited liability company, of which Mr. Fagundo, former President of CES (our wholly owned subsidiary) and former Senior Vice President and General Manager, Entertainment of Coinstar, is a member. CES's headquarters are located in the building. The lease commenced on March 1, 2003, and requires that CES pay monthly rental payments ranging from $25,353 for the first year to $33,076 for the tenth year, together with additional payments for CES's proportionate share of the maintenance and insurance costs and property tax assessments for the building. We believe that the terms of this lease are comparable to those that would be entered into between unrelated parties on an arm's-length basis. Further, the Company believes that this lease transaction and relationship are reasonable and in the best interests of the Company. In 2007, we paid the lessor $463,149 under the lease agreement.

On November 1, 2005, Coinstar completed the acquisition of substantially all of the assets of The Amusement Factory, L.L.C. ("Amusement") pursuant to an Asset Purchase Agreement dated October 18, 2005 by and among Coinstar, Amusement, Levine Investments Limited Partnership ("Levine Investments"), CES, and Adventure Vending Inc., a wholly owned subsidiary of CES ("Adventure"). In connection with closing the transaction, Adventure entered into lease agreements with affiliates of Levine Investments as described below. For a period during the year ended December 31, 2007, Levine Investments was a beneficial owner of more than 5% of Coinstar common stock. In 2007, we paid the affiliates of Levine Investments a total of $682,672 under the lease agreements.

- Lease agreement dated November 1, 2005 with Van Nuys Airpark Building 5, LLC, an affiliate of Levine Investments, for property located in Arlington Heights, Illinois, which included the following terms:
  - Leased space of 27,500 square feet.
  - Term expired on December 31, 2006 and was not renewed; however, Coinstar occupied this space on a month-to-month basis through May 2007.
  - Rent of between $8,000 and $12,000 per month based on the relevant period of the lease.
- Lease agreement dated November 1, 2005 with Van Nuys Airpark Building 5, LLC, an affiliate of Levine Investments, for property located in Van Nuys, California, which includes the following terms:
  - Leased space of 82,000 square feet.
  - Term of three years commencing on November 1, 2007.
  - Adventure has options to renew the lease for a five-year period, subject to customary termination provisions.
  - Rent of between $45,000 and $65,000 per month based on the relevant period of the lease.

ADDITIONAL INFORMATION

Code of Conduct and Code of Ethics

Coinstar's Board of Directors has adopted a Code of Ethics that applies to its Chief Executive Officer, Chief Financial Officer, principal accounting officer, and controller (or persons performing similar functions) and a Code of Conduct that applies to all directors, officers, and employees of the Company. A copy of each is available on the Investor Relations section of Coinstar's website at *www.coinstar.com*. Material amendments to and waivers from either, if any, will be disclosed on the Investor Relations section of Coinstar's website.

List of Stockholders of Record

In accordance with Delaware law, a list of the names of our stockholders of record entitled to vote at the Annual Meeting will be available for ten business days prior to the Annual Meeting for any purpose germane to the meeting, between the hours of 9:00 a.m. and 4:30 p.m., local time, at our principal executive offices at 1800 114th Avenue S.E., Bellevue, Washington 98004. If you would like to view the stockholder list, please call our Investor Relations Department at (425) 943-8000. This list will also be available at the Annual Meeting.

Submission of Stockholder Proposals for Inclusion in Next Year's Proxy Statement

To be considered for inclusion in next year's proxy statement, stockholder proposals for the 2009 annual meeting of stockholders must be received at our principal executive offices no later than the close of business on December 31, 2008. As prescribed by Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, a stockholder must have continuously held at least $2,000 in market value, or 1%, of our outstanding stock for at least one year by the date of submitting the proposal, and the stockholder must continue to own such stock through the date of the annual meeting.

For any proposal that is not submitted for inclusion in next year's proxy statement, but is instead sought to be presented directly at the 2009 annual meeting of stockholders, stockholders are advised to review our Bylaws as they contain requirements with respect to advance notice of stockholder proposals not intended for inclusion in our proxy statement and director nominations. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not earlier than the close of business on the 90th day and not later than the close of business on the 60th day prior to the first anniversary of our 2008 Annual Meeting. A copy of the pertinent Bylaw provisions is available on request to the following address: Corporate Secretary, Coinstar, Inc., 1800 114th Avenue S.E., Bellevue, Washington 98004. For such proposals or nominations that are timely filed, we retain discretion to vote proxies we receive, provided that (i) we include in our proxy statement advice to stockholders on the nature of the proposal and how we intend to exercise our voting discretion and (ii) the proponent does not issue a separate and appropriate proxy statement.

Consideration of Stockholder-Recommended Director Nominees

The Nominating Committee will consider director nominee recommendations submitted by stockholders. Stockholders who wish to recommend a director nominee should submit their suggestions in writing to the following address: Chairperson of Nominating and Governance Committee, Attn: General Counsel, Coinstar, Inc., 1800 114th Avenue S.E., Bellevue, Washington 98004.

As required by Coinstar's Bylaws, stockholders should include the name, biographical information, and other relevant information relating to the recommended director nominee, including information that would be required to be included in the proxy statement filed in accordance with applicable rules under the Securities Exchange Act of 1934, as amended, and the written consent of the director nominee to be named as a nominee and to serve as a director if elected. Evaluation of any such recommendations is the responsibility of the Nominating Committee. In the event of any stockholder recommendations, the Nominating Committee will evaluate the persons recommended in the same manner as other candidates.

Stockholder Communications With the Board of Directors

Stockholders may contact the Board of Directors as a group or any individual director by sending written correspondence to the following address: Board of Directors — Coinstar, Inc., Attn: General Counsel, 1800 114th Avenue S.E., Bellevue, Washington 98004 or by email at AskBoard@Coinstar.com. Stockholders should clearly specify in each communication the name(s) of the group of directors or the individual director to whom the communication is addressed.

APPENDIX I

INFORMATION CONCERNING PERSONS WHO ARE PARTICIPANTS IN COINSTAR'S SOLICITATION OF PROXIES

Under applicable Securities and Exchange Commission rules and regulations, members of our Board of Directors, our Board's director nominees, certain executive officers and other employees of Coinstar may be deemed to be "participants" with respect to Coinstar's solicitation of proxies from stockholders in connection with the Annual Meeting of Stockholders.

Directors and Nominees

The following table sets forth the names and business addresses of our directors and director nominees who are "participants" in our solicitation. The principal occupation or employment of each director or nominee who may be deemed to be a participant is set forth in section "Proposal 1: Election of Directors."

Name	Business Address
Deborah L. Bevier	DL Bevier Consulting LLC 2621 Second Avenue, Suite 1405 Seattle, WA 98121
David W. Cole	c/o Coinstar, Inc. 1800 114th Avenue S.E. Bellevue, WA 98004
David M. Eskenazy	Investco Financial Corporation 1201 Third Avenue, Suite 3710 Seattle, WA 98101
Keith D. Grinstein	Second Avenue Partners 1000 Second Avenue, Suite 1200 Seattle, WA 98104
R. Michael Rouleau	c/o Coinstar, Inc. 1800 114th Avenue S.E. Bellevue, WA 98004
Robert D. Sznewajs	West Coast Bancorp 5335 Meadows Road, Suite 201 Lake Oswego, OR 97035
Ronald B. Woodard	c/o Coinstar, Inc. 1800 114th Avenue S.E. Bellevue, WA 98004

Officers and Employees

The following table sets forth the names of our executive officers (other than Mr. Cole who is listed above) and other employees who are "participants" in our solicitation. The principal occupation refers to such person's position with Coinstar, and the business address is Coinstar, Inc., 1800 114th Avenue S.E., Bellevue, Washington 98004.

Name	Principal Occupation
Brian V. Turner	Chief Financial Officer
Paul D. Davis	Chief Operating Officer
Donald R. Rench	General Counsel and Corporate Secretary
James C. Blakely	Senior Vice President, Sales
Marci Maule	Director, Public Relations
Denise Rubin	Corporate Vice President, Human Resources

Information Regarding Ownership of the Company's Securities by Participants

Except as described in this Appendix I or otherwise in the Proxy Statement, none of the persons listed above in "Directors and Nominees" and "Officers and Employees" owns any shares of Coinstar common stock of record that he or she does not also own beneficially. The number of shares of Coinstar common stock beneficially owned by certain of the persons listed above in "Directors and Nominees" and "Officers and Employees" as of March 31, 2008, is set forth in section "Security Ownership of Certain Beneficial Owners, Directors, and Management." The number of shares of Coinstar common stock beneficially held by each of the other persons listed above in "Directors and Nominees" and "Officers and Employees" as of March 31, 2008, is set forth below.

Name	Number of Shares Beneficially Owned
Donald R. Rench	84,407(1)
Marci Maule	10,993(2)
Denise Rubin	23,367(3)

(1) Includes (a) 72,264 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2008, (b) 4,645 shares of unvested restricted stock, and (c) 3,046 shares held by Mr. Rench's spouse.

(2) Includes 10,049 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2008.

(3) Includes (a) 19,246 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2008 and (b) 2,857 shares of unvested restricted stock.

Information Regarding Ownership of Coinstar's Securities by Participants

The following table sets forth purchases or sales of Coinstar common stock during the past two years ending March 31, 2008 by each person who is a participant. Unless otherwise indicated, all transactions were in the public market and none of the purchase price or market value of the shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Name	Date	Transaction Description	Number of Shares of Common Stock Acquired (Disposed)
Directors and Nominees			
Deborah L. Bevier	3/31/2006	Share Grant	434 (1)
	6/8/2006	Restricted Stock Grant	1,500 (2)
	6/8/2006	Stock Option Grant	8,500 (2)
	6/4/2007	Restricted Stock Grant	2,347 (2)
	6/4/2007	Stock Option Grant	2,934 (2)
David W. Cole	12/12/2006	Shares Withheld for Taxes	(794)(3)
	1/13/2007	Shares Withheld for Taxes	(1,685)(3)
	2/2/2007	Restricted Stock Grant	12,500
	2/2/2007	Option Grant	72,500
	12/12/2007	Shares Withheld for Taxes	(794)(3)
	1/13/2008	Shares Withheld for Taxes	(1,643)(3)
	2/2/2008	Shares Withheld for Taxes	(827)(3)
	2/20/2008	Restricted Stock Grant	14,306
	2/20/2008	Option Grant	78,334
	2/20/2008	Shares Withheld for Taxes	(566)(3)

Name	Date	Transaction Description	Number of Shares of Common Stock Acquired (Disposed)
David M. Eskenazy	6/8/2006	Restricted Stock Grant	1,500 [(2)]
	6/8/2006	Stock Option Grant	8,500 [(2)]
	11/17/2006	Open Market Sale	(5,000)
	11/20/2006	Open Market Sale	(2,000)
	6/4/2007	Restricted Stock Grant	2,347 [(2)]
	6/4/2007	Option Grant	2,934 [(2)]
Keith D. Grinstein	6/8/2006	Restricted Stock Grant	1,500 [(2)]
	6/8/2006	Option Grant	13,500 [(2)]
	6/4/2007	Restricted Stock Grant	3,286 [(2)]
	6/4/2007	Option Grant	4,191 [(2)]
R. Michael Rouleau	6/4/2007	Restricted Stock Grant	2,347 [(2)]
	6/4/2007	Option Grant	2,934 [(2)]
Robert D. Sznewajs	6/8/2006	Restricted Stock Grant	1,500 [(2)]
	6/8/2006	Option Grant	8,500 [(2)]
	6/4/2007	Restricted Stock Grant	2,347 [(2)]
	6/4/2007	Option Grant	2,934 [(2)]
Ronald B. Woodard	6/8/2006	Restricted Stock Grant	1,500 [(2)]
	6/8/2006	Option Grant	8,500 [(2)]
	6/4/2007	Restricted Stock Grant	2,347 [(2)]
	6/4/2007	Option Grant	2,934 [(2)]
Executive Officers (other than Mr. Cole who is listed above)			
James C. Blakely	12/12/2006	Shares Withheld for Taxes	(113)[(3)]
	1/13/2007	Shares Withheld for Taxes	(115)[(3)]
	2/2/2007	Restricted Stock Grant	2,000
	2/2/2007	Option Grant	22,500
	12/12/2007	Shares Withheld for Taxes	(113)[(3)]
	1/13/2008	Shares Withheld for Taxes	(115)[(3)]
	2/2/2008	Shares Withheld for Taxes	(164)[(3)]
	2/20/2008	Restricted Stock Grant	3,255
	2/20/2008	Shares Withheld for Taxes	(121)[(3)]
	2/20/2008	Option Grant	19,578
Paul D. Davis	4/7/2008 [(4)]		
Donald R. Rench	12/12/2006	Shares Withheld for Taxes	(93)[(3)]
	1/13/2007	Shares Withheld for Taxes	(107)[(3)]
	2/2/2007	Restricted Stock Grant	2,100
	2/2/2007	Option Grant	12,850
	8/15/2007	Open Market Sale	(4,869)[(5)]
	12/12/2007	Shares Withheld for Taxes	(93)[(3)]
	1/13/2008	Shares Withheld for Taxes	(107)[(3)]
	2/2/2008	Shares Withheld for Taxes	(172)[(3)]
	2/20/2008	Restricted Stock Grant	2,388
	2/20/2008	Shares Withheld for Taxes	(111)[(3)]
	2/20/2008	Option Grant	13,516

Name	Date	Transaction Description	Number of Shares of Common Stock Acquired (Disposed)
Brian V. Turner	12/12/2006	Shares Withheld for Taxes	(662)[3]
	1/13/2007	Shares Withheld for Taxes	(1,194)[3]
	2/2/2007	Restricted Stock Grant	7,000
	2/2/2007	Option Grant	37,500
	12/3/2007	Open Market Purchase	500
	12/4/2007	Open Market Purchase	500
	12/12/2007	Shares Withheld for Taxes	(662)[3]
	1/13/2008	Shares Withheld for Taxes	(1,191)[3]
	2/2/2008	Shares Withheld for Taxes	(463)[3]
	2/20/2008	Restricted Stock Grant	7,388
	2/20/2008	Shares Withheld for Taxes	(289)[3]
	2/20/2008	Option Grant	42,506
Other Employees			
Marci Maule	2/2/2007	Option Grant	700
Denise Rubin	11/13/2006	Open Market Sale	(16,066)
	12/12/2006	Shares Withheld for Taxes	(67)[3]
	1/13/2007	Shares Withheld for Taxes	(82)[3]
	2/2/2007	Restricted Stock Grant	1,175
	2/2/2007	Option Grant	9,250
	12/12/2007	Shares Withheld for Taxes	(67)[3]
	1/13/2008	Shares Withheld for Taxes	(82)[3]
	2/2/2008	Shares Withheld for Taxes	(96)[3]
	2/20/2008	Restricted Stock Grant	1,396
	2/20/2008	Shares Withheld for Taxes	(56)[3]
	2/20/2008	Option Grant	8,768

(1) Shares received in lieu of non-employee director cash fees.

(2) Equity award to non-employee directors pursuant to Coinstar's non-employee director program administered under Coinstar's 1997 Amended and Restated Equity Incentive Plan.

(3) Shares withheld on vesting of a previously granted restricted stock award.

(4) Effective April 7, 2008, Mr. Davis became Coinstar's Chief Operating Officer. On April 7, 2008, he received a stock option for 100,000 shares and a restricted stock grant for 10,000 shares.

(5) Reflects a sale of shares by Mr. Rench's spouse who was an employee of Coinstar. On February 2, 2007, Mr. Rench's spouse received a stock option to purchase 560 shares that is not included in the table above because it terminated on June 8, 2007, the date Mr. Rench's spouse terminated employment with Coinstar.

Miscellaneous Information Regarding Participants

Except as described in this Appendix I or this Proxy Statement, neither any participant nor any of their respective associates or affiliates (together, the "Participant Affiliates"), is either a party to any transaction or series of transactions since January 1, 2007, or has knowledge of any current proposed transaction or series of proposed transactions, (i) to which Coinstar or any of its subsidiaries was or is to be a participant, (ii) in which the amount involved exceeds $120,000, and (iii) in which any participant or Participant Affiliate had, or will have, a direct or indirect material interest. Furthermore, except as described in this Appendix I or elsewhere in this Proxy Statement, (i) no participant or Participant Affiliate directly or indirectly beneficially owns any securities of Coinstar or any securities of any subsidiary of Coinstar and (ii) no participant owns any securities of Coinstar of record but not beneficially.

Except as described in this Appendix I or this Proxy Statement, no participant or Participant Affiliate has any arrangements or understandings with any person with respect to any future employment by Coinstar or any of its affiliates or any future transaction to which Coinstar or any of its affiliates will or may be a party.

Except as described in this Appendix I or in this Proxy Statement, no participant or Participant Affiliate is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Coinstar, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Except as described in this Appendix I or in this Proxy Statement, and excluding any director or executive officer of Coinstar acting solely in that capacity, no person who is a party to an arrangement or understanding pursuant to which a nominee for election as director is proposed to be elected has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting.

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2008 Annual Meeting of Stockholders
Coinstar, Inc.
1800 114th Avenue S.E.
Bellevue, WA

June 3, 2008—10:00 A.M.

From Interstate 405 northbound

Take Exit #12 (SE 8th St.) and turn left at the end of the ramp. Go through two traffic lights. Drive approximately 100 yards and turn left at the light (114th Ave. SE) into the Bellefield Office Park. Wind through the office park until you reach a three-way stop. Veer left across the bridge. We are the first building on the left (Aspenwood).

From Interstate 405 southbound

Take Exit #12 (SE 8th St.) and turn right at the end of the ramp. Go through two traffic lights. Drive approximately 100 yards and turn left at the light (114th Ave. SE) into the Bellefield Office Park. Wind through the office park until you reach a three-way stop. Veer left across the bridge. We are the first building on the left (Aspenwood).

From Interstate 90

Take Exit #9 (Bellevue Way). Proceed on Bellevue Way and bear right at the second light onto 112th Avenue SE. (There are two 112ths—turn at the second one). Turn right into the Bellefield Office Park. Turn right at the stop sign at the end of the bridge. We are the first building on the left (Aspenwood).


114th Ave SE
Exit 12
(SE 8th St.)
SE 8th St.
118th Ave SE
Bellefield
Office Park
Coinstar
N
I-405
Bellevue Way
I-90
Exit 9
(Bellevue Way)
Traffic Light

BOARD OF DIRECTORS

Keith D. Grinstein	Chair of the Board
Deborah L. Bevier	Chair of the Compensation Committee
David W. Cole	Director
David M. Eskenazy	Chair of the Audit Committee
R. Michael Rouleau	Director
Robert D. Sznewajs	Director
Ronald B. Woodard	Chair of the Nominating & Governance Committee

OFFICERS

David W. Cole	Chief Executive Officer
Brian V. Turner	Chief Financial Officer
James C. Blakely	Senior Vice President, Sales
Alexander C. Camara	Senior Vice President & General Manager, Worldwide Coin
Stephen J. Verleye	Senior Vice President & General Manager, E-Payment Services
Donald R. Rench	General Counsel and Corporate Secretary
Richard C. Deck	Chief Accounting Officer

STOCKHOLDER INFORMATION

Corporate Headquarters
1800 114th Avenue SE, Bellevue, WA 98004, 425-943-8000, www.coinstar.com

Annual Meeting
The annual meeting of stockholders will be held on Tuesday, June 3, 2008, at 10:00 a.m. Pacific Time at corporate headquarters.

Stockholder Inquires
Stockholder inquiries may be directed to 425-943-8234, or to Investor Relations, P.O. Box 91258, Bellevue, WA 98009

Legal Counsel
Perkins Coie LLP, 1201 Third Avenue, 48th Floor, Seattle, WA 98101

Independent Auditors
KPMG LLP, 801 Second Avenue, Suite 900, Seattle, WA 98104

Transfer Agent and Registrar
Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, CO 80401, 303-262-0600

Stock Exchange Listing
Coinstar common stock is traded on the NASDAQ Global Select Market under the symbol CSTR.



Note Regarding Forward-Looking Statements Contained in this Annual Report. This annual report contains forward-looking statements covered by the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. These statements relate to future events or future financial performance. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "should" or "will," or the negative of such terms, or other comparable terminology, however the absence of such terms does not mean that a particular statement is not forward-looking. Forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause Coinstar's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. You should not place undue reliance on these forward-looking statements. You may also refer to Coinstar's most recent reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K enclosed herein, for factors that may impact future results. Coinstar undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

END